Form 10KSB, Exhibit 13
period 2005-12-31
Bank of Wilmington CORP
filed 2006-03-30
CIK 1334872

EXHIBIT 13

2005

Annual Report to Shareholders

Report of Management

Dear Bank of Wilmington Corporation Shareholders:

[PRESIDENT’S LETTER TO SHAREHOLDERS]

Best regards,

[SIG To Come]

Cameron Coburn

Chairman, President and CEO

SELECTED FINANCIAL INFORMATION AND OTHER DATA

	At or for the Years Ended December 31,
	2005	2004	2003	2002	2001
	(Dollars in thousands, except per share data)
INCOME STATEMENT DATA:
Interest income	$16,412	$8,596	$6,527	$6,747	$6,888
Interest expense	7,113	2,742	2,103	2,927	4,169

Net interest income	9,299	5,854	4,424	3,820	2,719
Provision for loan losses	1,499	892	291	575	399
Noninterest income	1,048	746	512	447	353
Noninterest expense	6,381	4,626	3,628	3,055	2,471
Provision for income taxes	785	(66)	—	—	—

Net income	$1,682	$1,148	$1,017	$637	$202

PER SHARE DATA AND SHARES OUTSTANDING: (1)
Basic net income (loss) per share	$0.49	$0.41	$0.55	$0.38	$0.15
Diluted net income (loss) per share	0.48	0.40	0.54	0.38	0.15
Book value at period end	7.21	6.85	6.17	5.26	4.67
Weighted average number of common shares outstanding:
Basic	3,415,582	2,768,040	1,856,758	1,670,518	1,349,979
Diluted	3,496,780	2,840,524	1,897,315	1,684,273	1,349,989
Shares outstanding at period end	3,416,068	3,405,183	2,706,409	1,700,009	1,606,259

BALANCE SHEET DATA:
Total assets	$343,327	$201,533	$129,785	$112,762	$101,833
Loans receivable	278,386	162,399	104,042	87,741	83,181
Allowance for loan losses	3,510	2,106	1,661	1,481	1,165
Other interest-earning assets	55,667	31,251	24,171	22,605	15,962
Total deposits	284,134	170,168	106,077	103,862	90,933
Borrowings	32,310	7,400	6,500	—	3,000
Shareholders’ equity	24,635	23,338	16,712	8,593	7,496

SELECTED PERFORMANCE RATIOS:
Return on average assets	0.62%	0.70%	0.89%	0.59%	0.22%
Return on average shareholders’ equity	6.96%	6.45%	10.38%	7.80%	3.19%
Net interest margin (2)	3.54%	3.68%	3.93%	3.68%	3.05%
Net interest spread (3)	3.05%	3.32%	3.61%	3.30%	2.48%
Efficiency ratio (4)	61.67%	70.09%	73.50%	71.60%	80.44%

ASSET QUALITY RATIOS (AT PERIOD END):
Nonperforming loans to period-end loans	0.42%	0.61%	0.83%	0.73%	0.81%
Allowance for loan losses to period-end loans	1.26%	1.30%	1.60%	1.69%	1.40%
Allowance for loan losses to nonperforming loans	298.98%	212.02%	191.80%	230.69%	172.59%
Nonperforming assets to total assets (5)	0.34%	0.59%	0.67%	0.70%	0.66%
Net loan charge-offs to average loans outstanding	0.04%	0.34%	0.12%	0.30%	0.13%

	At or for the Years Ended December 31,
	2005	2004	2003	2002	2001
	(Dollars in thousands, except per share data)

CAPITAL AND LIQUIDITY RATIOS:
Total Capital Ratio	13.29%	14.87%	16.98%	10.74%	10.34%
Tier 1 Capital Ratio	12.09%	13.64%	15.73%	9.48%	9.09%
Leverage Capital Ratio	10.69%	12.29%	13.92%	7.70%	7.45%
Equity to assets ratio	7.18%	11.57%	12.88%	7.62%	7.36%

OTHER DATA:
Full service branch offices	3	3	2	2	2
Loan production offices	—	—	1	—	—
Full-time employees	62	50	36	30	27

(1)	Computed based on the weighted average number of shares outstanding during each period. Basic and diluted net income per share has been computed based on the weighted average number of shares outstanding during each period after retroactively adjusting for a 5-for-4 stock split on June 30, 2005.
(2)	Net interest margin is net interest income divided by average interest earning assets.
(3)	Net interest spread is the difference between the average yield on interest earning assets and the average cost of interest bearing liabilities.
(4)	Efficiency ratio is noninterest expense divided by the sum of net interest income and noninterest income.
(5)	Nonperforming assets consist of non-accruing loans, restructured loans and foreclosed assets, where applicable.

Management’s Discussion and Analysis

Management’s discussion and analysis is intended to assist readers in the understanding and evaluation of the financial condition and consolidated results of operations of Bank of Wilmington Corporation (the “Company”). The analysis includes detailed discussions for each of the factors affecting the Company’s operating results and financial condition for the years ended December 31, 2005 and 2004. It should be read in conjunction with the audited consolidated financial statements and accompanying notes included in this report and the supplemental financial data appearing throughout this discussion and analysis. Because the Company has no operations and conducts no business on its own other than owning Bank of Wilmington (the “Bank”) and BKWW Statutory Trust I (the “Trust”), the discussion contained in this Management’s Discussion and Analysis concerns primarily the business of the Bank. However, for ease of reading and because the financial statements are presented on a consolidated basis, the Company and its subsidiaries are collectively referred to herein as the Company unless otherwise noted.

DESCRIPTION OF BUSINESS

The Company’s headquarters and operations are located in Wilmington, North Carolina and it conducts business primarily in New Hanover, Pender and Brunswick Counties. Bank of Wilmington Corporation is a North Carolina-chartered bank holding company incorporated on June 20, 2005 for the sole purpose of serving as the parent holding company for Bank of Wilmington, a North Carolina state-chartered bank that began banking operations on June 22, 1998. On September 1, 2005, Bank of Wilmington Corporation completed a reorganization and share exchange in which Bank of Wilmington became our wholly-owned subsidiary. Upon formation, one share of the Bank’s $3.50 par value common stock was exchanged for one newly issued share of the Company’s $3.50 par value common stock. In addition, on October 4, 2005, the Company formed a new unconsolidated wholly-owned subsidiary, BKWW Statutory Trust I, to facilitate the issuance of trust preferred securities. The Company currently has no operations and conducts no business on its own other than owning the Bank and the Trust. The formation of the Company had no impact on the operations of the Bank. The consolidated capitalization, assets, liabilities, income and expenses of the Company immediately following its formation were substantially the same as those of the Bank immediately prior to the formation.

We engage in a general, community-oriented commercial and consumer banking business. The primary business of the Company is to solicit deposits and invest those funds by originating loans in its established market area. The Company’s lending activities are oriented to the small-to-medium sized business as well as to the consumer/retail customer located in New Hanover, Pender and Brunswick Counties. The Company offers commercial, consumer, and mortgage lending products. Funds are also invested, to a lesser extent, in investment securities, Federal funds and interest earning accounts with correspondent banks. The deposit services offered by the Company include small business and personal checking, savings accounts and certificates of deposit. The Company concentrates on customer relationships in building deposit base. Additional sources of funding available to the Company include borrowings from the Federal Home Loan Bank, Federal funds purchased from correspondent banks and brokered certificates of deposit.

The Company operates two full-service branch locations in addition to its corporate headquarters and Main Office at 1117 Military Cutoff Road in Wilmington, NC. The other branches are located at 3702 South College Road in Wilmington, NC and Unit 1-A, 14572 US Highway 17 in Hampstead, NC. A loan production office opened in January 2006 is located at 206 North Topsail Drive, Suite D in Surf City, NC. It will be converted to a full-service branch later in 2006. The Company is also expanding into its Brunswick County market by opening a full-service branch in second quarter 2006 at 503 Olde Waterford Way, Suite 104 in Leland, NC.

On December 31, 2005, the Company had total consolidated assets of approximately $343.3 million, total consolidated loans of approximately $278.4 million, total consolidated deposits of approximately $284.1 million, and total consolidated shareholders’ equity of approximately $24.6 million. The Company’s deposits are insured under the FDIC’s Bank Insurance Fund to the maximum amount permitted by law.

Business Strategy

The primary elements of the Company’s business strategy are described below.

•	Focus. We will continue to focus on community banking and to distinguish our bank from our competition through our commitment to customers and quality service.

•	Growth. We believe we will have opportunities to grow as larger financial institutions continue to expand and to de-emphasize community banking philosophies and customer contact. We will seek to grow in our existing banking market (internally and through additional offices), and to expand into new markets as appropriate opportunities arise.

•	Profitability. We believe the cornerstone of community banking is a commitment to service, and that earnings are directly related to our ability to cross-sell our products and services. We also believe that we must control expenses. We will seek to increase our revenues by promoting relationship banking with our customers and containing our operating expenses.

•	Employees. We believe that one of our greatest strengths is our experienced staff which is dedicated to a philosophy of customer service and community banking. We will seek to retain employees who are motivated and relationship oriented.

FINANCIAL CONDITION

DECEMBER 31, 2005 AND 2004

The Company experienced significant growth in 2005, ending the year with total assets of $343.3 million, an increase of $141.8 million or 70.4% from the beginning of year total assets of $201.5 million. The Company had an aggressive growth plan designed to leverage the $5.5 million in additional capital received from a common stock offering completed in the fourth quarter of 2004. Loan demand remained high in our growing market area. Therefore, to take advantage of future growth opportunities, the Company formed a statutory trust that issued $10 million in trust preferred securities in the fourth quarter of 2005 to obtain additional funds to augment the Bank’s regulatory capital for even further leverage. Part of this plan included further expansion into Pender County with the Surf City branch and the Brunswick County market with the Leland branch office planned in 2006. Total customer deposits increased by $114.0 million or 67.0% during the year. This deposit growth, combined with our net income of $1.7 million, and additional borrowings of $25.0 million (including the $10 million trust preferred issue), provided funding for the growth of $22.2 million in investments available for sale and $116.0 million in total loans receivable during the year. Our total shareholders’ equity increased by $1.3 million during the year, principally due to the retention of net income of $1.7 million earned during the year offset by the $467,000 decline in the net market valuation of investment securities available for sale. Our regulatory capital was successfully maintained at “well capitalized” levels throughout the period.

Total earning assets increased $140.4 million or 72.5% during the year, increasing from $193.7 million at year end 2004 to $334.1 million at year end 2005. Loans made up the largest percentage of the increase. Gross loans increased by $116.0 million or 71.4%, from $162.4 million at December 31, 2004 to $278.4 million at December 31, 2005. Construction loans experienced the most significant net growth during the year, increasing $68.0 million or 139.7%, from $48.7 million to $116.7 million. Mortgages on one-to-four family homes increased dramatically as well, increasing $17.0 million or 109.7%, from $15.4 million at period end 2004 to $32.4 million at period end 2005. This increase in construction and residential real estate loans was aided by the population growth in our market area and the efforts of specialized construction lenders on our staff. Net growth in other loan categories were as follows: commercial mortgage loans increased $19.0 million or 27.9% from $68.3 million to $87.3 million, home equity lines of credit increased $8.1 million or 50.2% from $16.2 million to $24.3 million, commercial loans increased $2.5 million or 21.1%, from $12.0 million to $14.5 million, and consumer loans increased $1.6 million or 80.5%, from $2.0 million to $3.6 million.

The composition of the loan portfolio, by category, as of December 31, 2005 is as follows: 41.9% construction loans, 31.3% commercial mortgage loans, 11.6% one-to-four family mortgage loans, 8.7% home equity lines of credit, 5.2% commercial loans, and 1.3% consumer loans. The composition of the loan portfolio at December 31, 2004 was as follows: 42.0% commercial mortgage loans, 29.9% construction loans, 10.0% home equity lines of credit, 9.5% one-to-four family mortgages, 7.4% commercial, and 1.2% consumer.

The amortized cost of the Company’s investment portfolio was $49.5 million and the fair market value was $48.7 million at December 31, 2005. All investments are accounted for as available for sale under Financial Accounting Standards Board (“FASB”) No. 115 and are presented at their fair market value. The portfolio experienced a net increase of $22.2 million or 84.0%, increasing from $26.4 million at year end 2004 to $48.7 million at year end 2005. The largest category increase in the investment portfolio was in municipal bonds. The Company made a significant investment in municipal bonds to take advantage of the tax-effect yield since we became fully taxable in 2005. Municipal bonds increased by $16.7 million or 4,155.0%, growing from $403,000 to $17.1 million. The Company’s investment portfolio consisted of U.S. Government agency securities, municipal bonds, collateralized mortgage obligations (CMOs), mortgage-backed securities, and corporate bonds. The Company also owned $1.4 million of Federal Home Loan Bank stock at December 31, 2005 compared with $592,000 at December 31, 2004. The Company had $199,000 in time deposits in other banks and $5.4 million in funds invested in short-term overnight deposits at Federal Home Loan Bank at December 31, 2005. At year end 2004, there was $4.2 million invested in short-term overnight deposits at Federal Home Loan Bank and no time deposits in other banks.

Non-interest earning assets total $12.8 million at December 31, 2005 versus $9.9 million at December 31, 2004, increasing by $3.0 million or 29.3%. Premises and equipment totaled approximately $1.8 million at December 31, 2005, reflecting a $693,000 net increase over the prior year. The Company added an administrative support facility located behind its Main Office headquarters during September 2005, remodeled the second floor of its Main Office branch, and expanded its Hampstead branch office during the year that accounted for most of the increase. The Company has $5.3 million invested in bank owned life insurance at December 31, 2005. This investment increased in cash surrender value by $199,000 during 2005. Other assets increased by $1.2 million primarily due to an increase in equity investment in the Trust and changes in deferred tax assets. Accrued interest receivable increased by $911,000 due to the higher volume of earning assets. Cash and due from banks remained virtually the same at $1.8 million at year end 2005 and 2004.

Total deposits increased by $113.9 million or 67.0%, growing from $170.2 million at December 31, 2004 to $284.1 million at December 31, 2005. Time deposits experienced the greatest increase growing by $94.0 million or 74.4%, from $126.2 million at year end 2004 to $220.2 million at year end 2005. Increases in other deposit categories included $11.6 million in non-interest bearing demand deposits growing to $26 million, $8.1 million in money market and NOW accounts growing to $35.3 million, and $310,000 in savings accounts growing to $2.6 million.

The composition of the deposit base, by category, at December 31, 2005 was as follows: 77.5% in time deposits, 12.4% in money market and NOW accounts, 9.2% in non-interest bearing demand deposits, and 0.9% in savings accounts. The composition of the deposit base at December 31, 2004 was as follows: 74.2% in time deposits, 16.0% in money market and NOW accounts, 8.5% in non-interest bearing demand deposits, and 1.3% in savings accounts. At December 31, 2005 the Company had $96.0 million in time deposits of $100,000 or more compared to $43.1 million at December 31, 2004. Earning assets growth during 2005 required the Company to rely more heavily on retail and brokered time deposits as a source of funds.

Total borrowings increased by $24.9 million, from $7.4 million at December 31, 2004 to $32.3 million at December 31, 2005. Total borrowings at December 31, 2005 consisted of $22.0 million in long-term Federal Home Loan Bank advances in addition to $10.3 million in junior subordinated debt issued to the Trust in connection with the issuance of trust preferred securities. At December 31, 2004, the Company had $2.4 million in short-term and $5.0 million in long-term Federal Home Loan Bank advances.

Accrued expenses and other liabilities increased by $1.6 million to $2.2 million at December 31, 2005 compared to $627,000 at December 31, 2004. Accrued interest payable increased due to the volume of interest-bearing liabilities added during 2005. Also contributing to the increase in accrued expenses were expenses associated with a newly implemented supplemental retirement plan for certain officers and directors during 2005.

Total stockholders equity increased by $1.3 million between December 31, 2004 and December 31, 2005. The increase was principally the result of net income for 2005 of $1.7 million offset by the $467,000 decline in the net of tax market valuation of investment securities available for sale plus $82,000 in additional capital from the exercise of stock options.

RESULTS OF OPERATIONS FOR THE YEARS ENDED

DECEMBER 31, 2005 AND 2004

Overview.    The Company achieved net income of $1,682,000 in 2005, an increase of $534,000 from net income of $1,148,000 earned in 2004. On a per share basis, net income for 2005 was $0.49 per share basic and $0.48 per share diluted as compared with $0.41 per share basic and $0.40 per share diluted in 2004. The earnings per basic and diluted share were restated for the prior period for the effect of a 5 for 4 stock split effected on June 30, 2005. This improvement in net operating results is primarily attributable to a $3.4 million increase in net interest income from year to year, achieved principally as a result of significant growth in our interest earning assets. This increased net interest income, combined with an increase of $302,000 in non-interest income, was tempered by an increase of $607,000 in loan loss provision and growth related increases of $1.8 million in non-interest expenses. The Company was also fully taxable during 2005, recording an income tax provision of $785,000 versus an income tax benefit of $66,000 in 2004. This difference was principally due to adjustments to the valuation allowance associated with deferred tax assets. Return on average assets was 0.62% and 0.70% for the years ended December 31, 2005 and 2004, respectively. Return on average equity for the year ended December 31, 2005 was 6.96% compared to 6.45% for the prior period. The 65.2% growth in total average assets during 2005 resulted in a slight decline in return on average assets for the current year compared to 2004.

Net Interest Income.    Like most financial institutions, the primary component of earnings for the Company is net interest income. Net interest income is the difference between interest income, principally from loan and investment securities portfolios, and interest expense, principally on customer deposits and borrowings. Changes in net interest income result from changes in volume, spread and margin. For this purpose, volume refers to the average dollar level of interest-earning assets and interest-bearing liabilities, spread refers to the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities, and margin refers to net interest income divided by average interest-earning assets. Margin is influenced by the level and relative mix of interest-earning assets and interest-bearing liabilities, as well as by levels of noninterest-bearing liabilities and capital.

Net interest income increased to $9.3 million for the year ended December 31, 2005, a $3.4 million or 58.8% increase from the $5.9 million earned in 2004. The significant growth in our average interest-earning assets of $103.3 million from $159.4 million during 2004 to $262.7 million during 2005 was the primary reason for the improvement in the level of our net interest income. We benefited from the increase in the level of our interest-earning assets coupled with the effects of an 86 basis point increase in the average yield on those assets from 5.39% at the end of 2004 to 6.25% at the end of 2005. The Company’s variable rate interest-earning assets benefited from the 2.00% total prime rate increases from 5.25% to 7.25% by year end 2005. Also, the Company made a significant increase, $16.7 million, in higher yielding municipal securities in its investment portfolio with our fully taxable status in 2005. Our average interest-bearing liabilities increased by $90.0 million, or 68.1%, consistent with our increase in interest-earning assets. While our average cost of interest-bearing liabilities increased by 113 basis points from 2.07% to 3.20%, the impact was mitigated by the volume increase in interest-earning assets. While our net interest income increased significantly from period to period, our net interest spread and margin both decreased. For the year ending December 31, 2005, our net interest spread was 3.05% and our net interest margin was 3.54%. For the year ending December 31, 2004, our net interest spread was 3.32% and our net interest margin was 3.68%. The Company’s increased reliance on interest-bearing liabilities to fund earning assets caused the decline in interest margin and spread. The ratio of average interest-earning assets to average interest-bearing liabilities was 118.25% at December 31, 2005 compared to 120.61% at December 31, 2004.

Total average interest earning assets were $262.7 million for the year ended December 31, 2005, increasing by $103.3 million or 64.8% when compared to an average of $159.4 million for the year ended December 31, 2004. Average loans outstanding increased by $86.9 million or 66.4% to $217.6 million for 2005 from $130.7 million for 2004. The average balance of investment securities grew by $13.6 million or 62.7% to $35.3 million for 2005 from $21.7 million for 2004. Other average interest earning assets grew from $7.0 million to $9.7 million. Total average interest-bearing liabilities increased by $90.0 million with interest-bearing deposits increasing by $76.1 million or 60.0% and borrowings increasing by $13.9 million or 251.8%.

Total interest income increased by $7.8 million for 2005 compared to 2004. This increase was the combined net result of a $6.1 increase in interest income due to growth in earning assets and a $1.7 million increase in interest income due to the increase in yield. Interest expense increased by $2.5 million due to growth in interest-bearing funds and increased by $1.8 million due to the higher cost of interest-bearing liabilities.

Provision for Loan Losses.    The Company recorded a $1.5 million provision for loan losses in 2005, representing an increase of $607,000 from the $892,000 provision made for 2004. The increase in the provision for loan losses for 2005 as compared to the same period in 2004 resulted mainly from growth in total loans outstanding. Provisions for loan losses are charged to income to bring the allowance for loan losses to a level we deem appropriate. In evaluating the allowance for loan losses, we consider factors that include growth, composition and industry diversification of the portfolio, historical loan loss experience, current delinquency levels, adverse situations that may affect a borrower’s ability to repay, estimated value of any underlying collateral, prevailing economic conditions and other relevant factors. Total loans outstanding increased by $116.0 million during 2005. At December 31, the allowance for loan losses was $3.5 million for 2005 and $2.1 million for 2004, representing 1.26% and 1.30%, respectively, of loans outstanding, and 298.98% and 212.02%, respectively, of nonperforming loans. Although the percentage of loan loss allowance to total loans outstanding decreased with the large growth in loans outstanding, management believes the overall quality of the remaining portfolio has improved; hence, the level of loan loss allowance to nonperforming loans increased for the period. Nonperforming loans to total loans outstanding decreased from 0.61% for 2004 to 0.42% for 2005.

Non-Interest Income.    Non-interest income increased to $1.0 million for 2005 as compared with $746,000 for 2004, an increase of $302,000. Service fees and charges, which represent a relatively stable and predictable source of non-interest income, totaled $644,000 for 2005, a 19.3% increase over the $540,000 of service fees and charges earned in 2004. Contributing to the increase in non-interest income were increases of $97,000 in fees produced by our mortgage origination department and $102,000 in income from our investment in bank-owned life insurance. The Company purchased $5.0 million in bank owned life insurance in July 2004 to fund supplemental retirement benefits for certain officers and directors under arrangements that were implemented during 2005.

Non-Interest Expenses.    Non-interest expenses totaled $6.4 million for 2005, an increase of $1.8 million over the $4.6 million reported for 2004. As a percentage of average assets, total non-interest expenses decreased from 2.82% in 2004 to 2.35% for 2005. While we added additional overhead related to expanding our staff and facilities, we aggressively grew our loan portfolio to accommodate the extra expense. Salaries and employee benefits increased by $861,000 as a result of personnel additions, normal compensation adjustments, higher costs for group insurance coverage, and certain incentive awards made in recognition of our improvement in performance. Also, the Company recognized expenses of $211,000 related to the 2005 implementation of supplemental retirement benefits for certain officers and directors versus none for this activity in 2004. Occupancy and equipment costs increased by $195,000 due to the addition of a new administrative support facility, expansion of our Hampstead branch and remodeling of our Main Office second floor. Other non-interest expenses increased by $699,000 to a total of $2.0 million for 2005 as compared with $1.3 million for 2004. Those increases included an increase of $188,000 in data processing and check processing costs as a result of growth and additional services, an increase of $100,000 in advertising costs, and an increase of $74,000 in shareholder expense related to formation of the holding company. Other increases resulted principally from the Company’s growth. The Company has further expansion plans for 2006 with the addition of two new full-service branches. Management believes that salary and occupancy expenses will increase in the near-term as the Company pursues growth in accordance with its strategic plan. Also, data processing expense is tied closely to transaction and account volumes so these expenses should increase as the Company continues to grow.

The Company had an income tax expense of $785,000 for the year ended December 31, 2005 compared to an income tax benefit in the amount of $66,000 for the year ended December 31, 2004. This difference is principally due to adjustments to the valuation allowance associated with deferred tax assets. The Company’s effective tax rate was 31.8% in 2005 and 32.9% in 2004.

Average Balances and Average Rates Earned and Paid.    The following table sets forth, for the periods indicated, information with regard to average balances of assets and liabilities, as well as the total dollar amounts of interest income from interest-earning assets and interest expense on interest-bearing liabilities, resultant yields or costs, net interest income, net interest spread, net interest margin and ratio of average interest-earning assets to average interest-bearing liabilities. Nonaccrual loans have been included in determining average loans.

	For the Years Ended December 31,
	2005			2004			2003
	Average balance	Interest	Average rate	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	(Dollars in thousands)
Interest-earning assets:
Loans	$217,604	$14,728	6.77%	$130,734	$7,663	5.86%	$92,269	$5,878	6.37%
Investment securities available for sale	35,326	1,453	4.11%	21,697	855	3.94%	15,912	600	3.77%
Other	9,739	231	2.37%	6,973	78	1.12%	4,409	49	1.11%

Total interest-earning assets	262,669	16,412	6.25%	159,404	8,596	5.39%	112,590	6,527	5.80%

Other assets	8,589			4,816			1,898

Total assets	$271,258			$164,220			$114,488

Interest-bearing liabilities:
Deposits:
Savings, NOW and money market	$34,606	619	1.79%	$28,846	267	0.93%	$26,636	275	1.03%
Time deposits	168,090	5,702	3.39%	97,793	2,378	2.43%	68,872	1,822	2.65%
Borrowings	19,442	792	4.07%	5,527	97	1.76%	487	6	1.23%

Total interest-bearing liabilities	222,138	7,113	3.20%	132,166	2,742	2.07%	95,995	2,103	2.19%

Demand deposits	24,127			13,717			8,339
Other liabilities	826			534			353
Shareholders’ equity	24,167			17,803			9,801

Total liabilities and shareholders’ equity	$271,258			$164,220			$114,488

Net interest income and interest rate spread		$9,299	3.05%		$5,854	3.32%		$4,424	3.61%

Net interest margin			3.54%			3.68%			3.93%

Ratio of average interest-earning assets to average interest-bearing liabilities	118.25%			120.61%			117.29%

Rate/Volume Analysis.    The following table analyzes the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. The table distinguishes between (i) changes attributable to volume (changes in volume multiplied by the prior period’s rate), (ii) changes attributable to rate (changes in rate multiplied by the prior period’s volume), and (iii) net change (the sum of the previous columns). The change attributable to both rate and volume (changes in rate multiplied by changes in volume) has been allocated equally to both the changes attributable to volume and the changes attributable to rate.

	Year Ended			Year Ended
	December 31, 2005 vs. 2004			December 31, 2004 vs. 2003
	Increase (Decrease) Due to			Increase (Decrease) Due to
	Volume	Rate	Total	Volume	Rate	Total
	(Dollars in thousands)
Interest income:
Loans	$5,486	$1,579	$7,065	$2,353	$(568)	$1,785
Investment securities available for sale	549	49	598	223	32	255
Other	48	105	153	29	0	29

Total interest income	6,083	1,733	7,816	2,605	(536)	2,069

Interest expense:
Deposits:
Savings, NOW and money market	78	274	352	22	(30)	(8)
Time deposits	2,047	1,277	3,324	734	(178)	556
Borrowings	406	289	695	75	16	91

Total interest expense	2,531	1,840	4,371	831	(192)	639

Net interest income increase	$3,552	$(107)	$3,445	$1,774	$(344)	$1,430

LIQUIDITY AND CAPITAL RESOURCES

Our sources of funds are customer deposits, cash and demand balances due from other banks, interest-earning deposits in other banks and investment securities available for sale. These funds, together with loan repayments, are used to make loans and to fund continuing operations. In addition, at December 31, 2005, we had credit availability with the Federal Home Loan Bank of Atlanta (“FHLB”) of approximately $51.4 million and credit lines with various financial institutions in the amount of $11.7 million. We had $22.0 million in borrowings outstanding under these credit facilities at December 31, 2005. In addition, the Company had $10.3 million in subordinated long-term debt payable to the Trust. Total deposits were $284.1 million and $170.2 million at December 31, 2005 and 2004, respectively. Because loan demand has exceeded the rate of growth in core deposits, we have relied heavily on time deposits as a source of funds. Certificates of deposit are the only deposit accounts that have stated maturity dates, and those deposits are generally considered to be rate sensitive. At December 31, 2005 and 2004, time deposits represented 77.5% and 74.2%, respectively, of total deposits. Certificates of deposit of $100,000 or more represented 33.8% and 25.3%, respectively, of total deposits at December 31, 2005 and 2004. The Company has certificates of deposit acquired by advertising rates on the Internet and some obtained through deposit brokers. On December 31, 2005, those out-of-market deposits amounted to approximately $83.8 million, or approximately 29.5% of total deposits and approximately 38.1% of total certificates of deposit. The Company uses brokered certificates of deposit as an alternative funding source. Brokered deposits represent a source of fixed rate funds that do not need to be collateralized like Federal Home Loan Bank borrowings. The Company expects to continue to utilize the brokered deposit market in the future. With the exception of these out-of-market deposits, management believes most of our other time deposits are relationship-oriented and, while it will be necessary to pay competitive rates to retain those deposits at their maturities, there are other subjective factors that will determine their continued retention. Based upon prior experience, management anticipates that a substantial portion of outstanding certificates of deposit will renew upon maturity.

Management anticipates that we will rely primarily upon customer deposits, loan repayments and current earnings to provide liquidity, and will use funds thus generated to make loans and to purchase securities, primarily securities issued by the federal government and its agencies, municipals, and mortgage-backed securities. As of December 31, 2005, liquid assets (cash and due from banks, interest-earning bank deposits, federal funds sold, time deposits in other banks and investment securities available for sale) were approximately $56.1 million, which represented 16.4% of total assets and 19.8% of total deposits. At December 31, 2005, outstanding commitments to extend credit were $23.9 million, stand-by letters of credit totaled $293,000 and available line of credit balances totaled $72.3 million. Management believes that the combined aggregate liquidity position of the Company is sufficient to meet the funding requirements of loan demand and deposit maturities and withdrawals in the near term.

We are subject to minimum capital requirements. The following table indicates the Company’s capital ratios at December 31, 2005. All capital ratios place the Company and the Bank in excess of the minimum necessary to be considered “well capitalized” under regulatory guidelines.

	At December 31, 2005
	Actual Ratio	Minimum Requirement	Well Capitalized Requirement
Total risk-based capital ratio	13.3%	8.0%	10.0%
Tier 1 risk-based capital ratio	12.1%	4.0%	6.0%
Leverage ratio	10.7%	4.0%	5.0%

ASSET/LIABILITY MANAGEMENT

Our results of operations depend substantially on our net interest income. Like most financial institutions, our interest income and cost of funds are affected by general economic conditions and by competition in the market place.

The purpose of asset/liability management is to provide stable net interest income growth by protecting our earnings from undue interest rate risk arising from volatile interest rates and changes in the balance sheet mix, and by managing the risk/return relationships between liquidity, interest rate risk, market risk, and capital adequacy. We maintain, and have complied with, an asset/liability management policy approved by our Board of Directors that provides guidelines for controlling exposure to interest rate risk by utilizing the following ratios and trend analysis: liquidity, equity, volatile liability dependence, portfolio maturities, maturing assets and maturing liabilities. Our policy is to control the exposure of our earnings to changing interest rates by generally endeavoring to maintain a position within a narrow range around an “earnings neutral position,” which is defined as the mix of assets and liabilities that generate a net interest margin that is least affected by interest rate changes.

When suitable lending opportunities are not sufficient to utilize available funds, we have generally invested such funds in securities, primarily securities issued by governmental agencies, municipals, and mortgage-backed securities. Our securities portfolio contributes to our profits and plays an important part in our overall interest rate risk management. However, management of the securities portfolio alone cannot balance overall interest rate risk. The securities portfolio must be used in combination with other asset/liability techniques to actively manage the balance sheet. Our primary objectives in the overall management of the securities portfolio are safety, liquidity, yield, asset/liability management (interest rate risk), and investing in securities that can be pledged for public deposits.

In reviewing our needs with regard to proper management of our asset/liability program, management estimates our future needs, taking into consideration historical periods of high loan demand and low deposit balances, estimated loan and deposit increases (due to increased demand through marketing), and forecasted interest rate changes.

The analysis of an institution’s interest rate gap (the difference between the repricing of interest-earning assets and interest-bearing liabilities during a given period of time) is a standard tool for the measurement of exposure to interest rate risk. The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2005 that are projected to reprice or mature in each of the future time periods shown. Except as stated below, the amounts of assets and liabilities shown which reprice or mature within a particular period were determined in accordance with the contractual terms of the assets or liabilities. Loans with adjustable rates are shown as being due at the end of the next upcoming adjustment period. In making the gap computations, assumptions made regarding prepayment rates and deposit decay rates have been used for interest-earning assets or interest-bearing liabilities. Loan prepayment rates were provided by Vining Sparks IBG, L.P.’s Portfolio Strategies Group based on their experience in a national banking market with a normal mix of loans. Deposit decay rates were derived from the proprietary model from the Office of the Comptroller of the Currency’s Risk Analysis Division. In addition, the table reflects scheduled principal payments which will be received throughout the lives of the loans. The interest rate sensitivity of our assets and liabilities illustrated in the following table would vary substantially if different assumptions were used or if our actual experience differs from that indicated by the assumptions.

	Terms to Repricing at December 31, 2005
	Within 3 Months	4 to 12 Months	1 Year to 5 Years	Over 5 Years	Total
	(Dollars in thousands)
Interest-earning assets:
Loans receivable:
Adjustable rate	$173,449	$126	$5	$58	$173,638
Fixed rate	8,531	15,449	79,130	1,638	104,748
Investments securities available for sale	699	2,364	21,720	23,872	48,655
Interest-earning and time deposits in other banks	5,419	—	199	—	5,618
Stock in FHLB of Atlanta	1,394	—	—	—	1,394

Total interest-earning assets	$189,492	$17,939	$101,054	$25,568	$334,053

Interest-bearing liabilities:
Deposits:
Money market, NOW and savings	$5,754	$11,686	$20,492	$—	$37,932
Time	19,613	83,806	20,600	127	124,146
Time over $100,000	13,589	62,196	20,245	—	96,030
Borrowings	15,310	—	9,000	8,000	32,310

Total interest-bearing liabilities	$54,266	$157,688	$70,337	$8,127	$290,418

Interest sensitivity gap per period	$135,226	$(139,749)	$30,717	$17,441	$43,635
Cumulative interest sensitivity gap	$135,226	$(4,523)	$26,194	$43,635	$43,635
Cumulative gap as a percentage of total interest-earning assets	40.48%	(1.35)%	7.84%	13.06%	13.06%
Cumulative interest-earning assets as a percentage of interest-bearing liabilities	349.19%	97.87%	109.28%	115.02%	115.02%

CRITICAL ACCOUNTING POLICIES

This discussion and analysis of financial condition and results of operations is based on our financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of our financial statements requires us to make estimates and judgments regarding uncertainties that affect the reported amounts of assets, liabilities, revenues and expenses. On an ongoing basis, we evaluate our estimates which are based upon historical experience and on other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Our significant accounting policies are described in Note B to our audited financial statements. We consider the following accounting policies to be most critical in their potential effect on our financial position or results of operations:

Allowance for Loan Losses.    The most critical estimate concerns our allowance for loan losses. We record provisions for loan losses based upon known problem loans and estimated deficiencies in the existing loan portfolio. Our methodology for assessing the allowance for loan losses consists of two key components, including a specific allowance for identified problem or impaired loans and a formula allowance for the remainder of the portfolio.

Identified problem and impaired loans are measured for impairment based on the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant change. The adequacy of the allowance is also reviewed by our management based upon its evaluation of then-existing economic and business conditions affecting our key lending areas and other conditions, such as new loan products, collateral values, loan concentrations, changes in the mix and volume of the loan portfolio; trends in portfolio credit quality, including delinquency and charge-off rates; and current economic conditions that may affect a borrower’s ability to repay. Although our management believes it has established and maintained the allowance for loan losses at appropriate levels, future adjustments may be necessary if economic, real estate and other conditions differ substantially from the current operating environment.

Interest Income Recognition.    Interest on loans is included in income as earned based upon interest rates applied to unpaid principal. Interest is not accrued on loans 90 days or more past due unless the loans are adequately secured and in the process of collection. Interest is not accrued on other loans when management believes collection is doubtful. All loans considered impaired are non-accruing. Interest on non-accruing loans is recognized as payments are received when the ultimate collectibility of interest is no longer considered doubtful. When a loan is placed on non-accrual status, all interest previously accrued is reversed against current-period interest income.

OFF-BALANCE SHEET ARRANGEMENTS

Information about the Company’s off-balance sheet risk exposure is presented in Note L to the accompanying financial statements. As part of our ongoing business, we do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as special purpose entities (SPEs), which generally are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of December 31, 2005, we are not involved in any unconsolidated SPE transactions.

ADDITIONAL FINANCIAL INFORMATION

Loans Receivable

The following table sets forth, at the dates indicated, the Company’s loan portfolio composition by type of loan:

	At December 31,
	2005		2004
	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in thousands)
Commercial and industrial	$14,512	5.21%	$11,979	7.37%
Real estate:
Construction	116,633	41.86%	48,655	29.95%
Commercial mortgage	87,263	31.32%	68,254	42.01%
1-4 family mortgage	32,364	11.62%	15,430	9.50%
Consumer	3,546	1.27%	1,965	1.21%
Home equity lines of credit	24,286	8.72%	16,174	9.96%

Subtotal	278,604	100.00%	162,457	100.00%

Less: Allowance for loan losses	(3,510)		(2,106)
Deferred loan fees, net	(218)		(58)

Net loans	$274,876		$160,293

The following table presents at December 31, 2005 (1) the aggregate maturities of loans in the named categories of our loan portfolio and (2) the aggregate amounts of variable and fixed rate loans that mature after one year:

	Within 1 Year	1-5 Years	After 5 Years	Total
	(Dollars in thousands)
Commercial and industrial	$6,571	$7,941	$—	$14,512
Real estate—construction	99,030	17,603	—	116,633
Real estate—commercial mortgage	17,242	66,915	3,106	87,263
Real estate—1-4 family mortgage	14,674	17,544	146	32,364

Total	$137,517	$110,003	$3,252	$250,772

Fixed rate loans		$89,354	$2,086	$91,440
Variable rate loans		20,649	1,166	21,815

Total		$110,003	$3,252	$113,255

Asset Quality

Maintaining a high level of asset quality is a primary goal in our lending function, and we employ a formal internal loan review process to ensure adherence to the lending policies approved by our Board of Directors. A systematic evaluation process fundamentally drives the function of determining the allowance for loan losses. This ongoing process serves as the basis for determining, on a monthly basis, the allowance for loan losses and any resulting provision to be charged against earnings. Consideration is given to historical loan loss experience, the value and adequacy of collateral, economic conditions in our market area and other factors. For loans determined to be impaired, the allowance is based on discounted cash flows using the loan’s initial effective interest rate or the fair value of the collateral for certain collateral dependent loans. This evaluation is inherently subjective as it requires material estimates, including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change. The allowance for loan losses represents management’s estimate of the appropriate level of reserve to provide for probable losses inherent in the loan portfolio.

Our policy regarding past due loans normally requires a prompt charge-off to the allowance for loan losses following timely collection efforts and a thorough review. Further efforts are then pursued through various means available. Loans carried in a non-accrual status are generally collateralized, and probable losses are considered in the determination of the allowance for loan losses.

Nonperforming Assets

The following table sets forth information with respect to our nonaccrual loans, restructured loans, total nonperforming loans (nonaccrual loans plus restructured loans), and total nonperforming assets.

	At December 31,
	2005	2004
	(Dollars in thousands)
Nonaccrual loans	$1,174	$993
Restructured loans	—	—

Total nonperforming loans	1,174	993
Real estate owned	—	195

Total nonperforming assets	$1,174	$1,188

Accruing loans past due 90 days or more	$—	$—
Allowance for loan losses	3,510	2,106
Nonperforming loans to period end loans	0.42%	0.61%
Allowance for loan losses to period end loans	1.26%	1.30%
Allowance for loan losses to nonperforming loans	298.98%	212.02%
Nonperforming assets to total assets	0.34%	0.59%

Though our nonperforming loans increased by $181,000, or by approximately 18.2%, from December 31, 2004 to December 31, 2005, the amount of nonperforming loans as a percentage of our total loans decreased from 0.61% to 0.42% during the same period. An aggregate of approximately 77.0% of our nonperforming loans at December 31, 2005 consisted of two loans amounting to an aggregate of approximately $904,000. One of these loans totaling approximately $640,000 is secured by real estate and is in foreclosure after being released from bankruptcy. Based on our appraisal of the collateral, we do not expect any significant loss of principal related to this loan. The other loan totaling approximately $264,000 is secured principally by real estate along with inventory. We anticipated a potential loss of 15% of the principal balance which we have currently reserved in our loan loss allocation. Subject to inventory liquidation values, additional losses of up to 20% may be incurred.

Our financial statements are prepared on the accrual basis of accounting, including the recognition of interest income on our loan portfolio, unless a loan is placed on a nonaccrual basis. Loans are placed on a nonaccrual basis when they become 90 days past due or whenever we believe that collection has become doubtful. Amounts received on non-accrual loans generally are applied first to principal and then to interest only after all principal has been collected. Restructured loans are those for which concessions, including the reduction of interest rates below a rate otherwise available to that borrower or the deferral of interest or principal, have been granted due to the borrower’s weakened financial condition. Interest on restructured loans is accrued at the restructured rates when it is anticipated that no loss of original principal will occur. Loans are charged off when the collection of principal and interest has become doubtful and the loans no longer can be considered sound collectible assets (or, in the case of unsecured loans, when they become 90 days past due).

Interest on nonaccrual loans foregone was approximately $76,000 and $38,000 for the years ended December 31, 2005 and 2004, respectively.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level considered adequate by management to provide for anticipated loan losses based on management’s assessment of various factors affecting the loan portfolio, including a review of problem loans, business conditions and loss experience and an overall evaluation of the quality of the underlying collateral. The allowance is increased by provisions charged to operations and reduced by loans charged off, net of recoveries.

While management believes that it uses the best information available to determine the allowance for loan losses, unforeseen market conditions could result in adjustments to the allowance for loan losses, and net income could be significantly affected, if circumstances differ substantially from the assumptions used in making the final determination. In addition, various regulatory agencies may require us to make adjustments to the allowance for loan losses based on their judgments about information available to them at the time of their examination. The following table shows the allocation of our allowance for loan losses at the dates indicated. The allocation is based on an evaluation of defined loan problems, historical ratios of loan losses and other factors that may affect future loan losses in the categories of loans shown.

	At December 31,
	2005		2004
	Amount	% of Total Loans (1)	Amount	% of Total Loans (1)
	(Dollars in thousands)
Balance applicable to:
Commercial	$410	5.21%	$303	7.37%
Real estate—mortgage	2,611	84.8%	1,468	81.46%
Consumer	38	1.27%	48	1.21%
Home equity lines of credit	298	8.72%	206	9.96%

Total allocated	3,357	100.00%	2,025	100.00%

Unallocated	153		81

Total	$3,510		$2,106

(1)	Represents total of all outstanding loans in each category as a percent of total loans outstanding.

The following table sets forth for the periods indicated information regarding changes in our allowance for loan losses.

	At or for the Years Ended
	December 31,
	2005	2004
	(Dollars in thousands)
Balance at beginning of period	$2,106	$1,661
Charge-offs:
Real estate—mortgage	—	(50)
Home equity lines of credit	(43)	(32)
Commercial and industrial	(131)	(415)
Loans to individuals	(10)	(6)

Total charge-offs	(184)	(503)

Recoveries:
Real estate—mortgage	4	11
Home equity lines of credit	74	—
Commercial and industrial	10	42
Loans to individuals	1	3

Total recoveries	89	56

Net (charge-offs) recoveries	(95)	(447)
Provision for loan losses charged to operations	1,499	892

Balance at end of period	$3,510	$2,106

Ratio of net loan charge-offs to average loans outstanding	0.04%	0.34%
Ratio of allowance for loan losses to loans outstanding at period-end	1.26%	1.30%

Investments

Our portfolio of investment securities, all of which are available for sale, consists of U.S. government agency securities, municipals, corporate bonds, and mortgage-backed securities (including collateralized mortgage obligations). Securities to be held for indefinite periods of time and not intended to be held to maturity are classified as available for sale and carried at fair value with any unrealized gains or losses reflected as an adjustment to shareholders’ equity. Securities held for indefinite periods of time include securities that management intends to use as part of its asset/liability management strategy and that may be sold in response to changes in interest rates and/or significant prepayment risks. It is our policy to classify all investment securities as available for sale.

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
	(Dollars in thousands)
December 31, 2005
U.S. government agencies	$5,958	$—	$100	$5,858
Municipals	17,285	16	153	17,148
Corporate bonds	536	—	12	524
Mortgage-backed securities	25,730	—	605	25,125

	$49,509	$16	$870	$48,655

December 31, 2004
U.S. government agencies	$4,478	$1	$25	$4,454
Municipals	404	—	1	403
Mortgage-backed securities	21,650	58	129	21,579

	$26,532	$59	$155	$26,436

The following table provides the amortized costs, carrying values, intervals of maturities or repricings, and weighted average yields of our investment portfolio at December 31, 2005:

	Amortized Cost	Fair Value	Weighted Average Yield
Securities available for sale:
U.S. Government agencies:
Due after one but within five years	$4,999	$4,899	4.22%
Due after five but within ten years	959	959	5.17%

	5,958	5,858	4.38%

Municipals:
Due after one but within five years	2,268	2,244	3.35%
Due after five but within ten years	10,924	10,820	3.99%
Due after ten years	4,093	4,084	4.18%

	17,285	17,148	3.95%

Corporate bonds:
Due after one but within five years	536	524	6.22%

	536	524	6.22%

Mortgage-backed securities:
Due in one year or less	3,133	3,063	4.38%
Due after one but within five years	14,403	14,053	4.30%
Due after five but within ten years	6,619	6,467	4.59%
Due after ten years	1,575	1,542	4.83%

	25,730	25,125	4.42%

Total securities available for sale:
Due in one year or less	3,133	3,063	4.38%
Due after one but within five years	22,206	21,720	4.29%
Due after five but within ten years	18,502	18,246	4.26%
Due after ten years	5,668	5,626	4.36%

	$49,509	$48,655	4.26%

For purposes of the maturity table, mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on the weighted-average contractual maturities of underlying collateral. The mortgage-backed securities may mature earlier than their weighted-average contractual maturities because of principal prepayments.

We do not engage in, nor do we presently intend to engage in, securities trading activities and, therefore, we do not maintain a trading account. At December 31, 2005 and 2004, there were no securities of any issuer (other than governmental agencies) that exceeded 10% of our shareholders’ equity.

Deposits

The following table sets forth the amounts and maturities of our certificates of deposit.

	At December 31, 2005
	3 Months or Less	Over 3 to 6 Months	Over 6 to 12 Months	Over 12 Months	Total
Certificates of deposit:
Less than $100,000	$19,613	$34,354	$49,452	$20,727	$124,146
$100,000 or more	13,589	24,767	37,429	20,245	96,030

Total	$33,202	$59,121	$86,881	$40,972	$220,176

The following table sets forth for the periods indicated the average balances outstanding and average interest rates for each major category of deposits.

	For the Year Ended December 31,
	2005		2004
	Average Amount	Average Rate	Average Amount	Average Rate
	(Dollars in thousands)
Savings, NOW and money market deposits	$34,606	1.79%	$28,846	0.93%
Time deposits	168,090	3.39%	97,793	2.43%

Total interest-bearing deposits	202,696	3.12%	126,639	2.09%
Non-interest-bearing deposits	24,127	—	13,717	—

Total deposits	$226,823	2.79%	$140,356	1.88%

Borrowings

As an additional source of funding, we use advances from the Federal Home Loan Bank of Atlanta under a line of credit with a maximum borrowing availability of $51.4 million at December 31, 2005. Advances are secured by loans and investments. We had $22.0 million and $7.4 million in advances outstanding at Federal Home Loan Bank at December 31, 2005 and 2004, respectively.

We also had $10.3 million in long-term subordinated debentures outstanding payable to our subsidiary, BKWW Statutory Trust I, at December 31, 2005 and none in 2004.

In addition, we may purchase federal funds through unsecured federal funds lines of credit with various correspondent banks totaling $11.0 million at December 31, 2005. These lines are intended for short-term borrowings and are subject to restrictions limiting the frequency and term of advances. These lines of credit are payable on demand and bear interest based upon the daily federal funds rate. We had no advances outstanding against these lines of credit at December 31, 2005 and 2004.

We maintain a credit facility with the Federal Reserve Bank of Richmond under which we had a maximum borrowing availability of approximately $650,000 at December 31, 2005. The line of credit is secured by an investment security available for sale. No amount was outstanding under this line of credit at December 31, 2005 and 2004.

RECENT ACCOUNTING PRONOUNCEMENTS

See Note B to the financial statements for a full description of recent accounting pronouncements including the respective expected dates of adoption and effects on results of operations and financial condition.

FORWARD-LOOKING INFORMATION

This Annual Report includes forward-looking statements. Those statements include statements about our profitability, liquidity, allowance for loan losses, nonperforming loans, interest rate sensitivity, market risk, our ability to compete in our markets, our business strategies, and other such statements that are not historical facts. They usually will contain words such as “may,” “will,” “expect,” “believe,” “anticipate,” “likely,” “estimate,” “continue” or similar terms, or the negative or other variations of those terms. We have based those forward-looking statements on our current expectations and projections about future events, but we do not guarantee our future performance described in the statements or that the facts or events described in the statements actually will happen. Our actual performance, or any of those events or facts that actually occur, may never occur or be realized, may be materially different from, or may occur in a way substantially different from, the results, facts or events indicated by the forward-looking statements. Other factors that could influence the accuracy of those forward-looking statements include, but are not limited to, customer acceptance of our services, products and fee structure, the financial success or changing strategies of our customers, the competitive nature of the financial services industry and our ability to compete effectively against other financial institutions in our banking market, weather and similar conditions (particularly the effect of hurricanes on our customers and the coastal communities in which we do business), actions of government regulators, the level of market interest rates, general economic conditions, and other developments or changes in our business that we do not expect. We have no obligation to publicly update or otherwise revise any of the forward-looking statements as a result of any new information, future events or otherwise.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors

Bank of Wilmington Corporation

Wilmington, North Carolina

We have audited the accompanying consolidated balance sheets of Bank of Wilmington Corporation and subsidiary (the Company) as of December 31, 2005 and 2004, and the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bank of Wilmington Corporation and subsidiary at December 31, 2005 and 2004 and the results of its operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Raleigh, North Carolina

March 28, 2006

BANK OF WILMINGTON CORPORATION

CONSOLIDATED BALANCE SHEETS

December 31, 2005 and 2004

	2005	2004
	(In thousands, except share and per share data)
ASSETS
Cash and due from banks	$1,854	$1,882
Interest-earning deposits in other banks	5,419	4,223
Investment securities available for sale, at fair value (Note C)	48,655	26,436
Time deposits in other banks	199	—
Loans (Note D)	278,386	162,399
Allowance for loan losses (Note D)	(3,510)	(2,106)

Net Loans	274,876	160,293
Accrued interest receivable	1,645	734
Premises and equipment, net (Notes E and H)	1,845	1,152
Stock in Federal Home Loan Bank of Atlanta, at cost	1,394	592
Foreclosed real estate	—	195
Bank owned life insurance	5,296	5,097
Other assets (Note I)	2,144	929

Total Assets	$343,327	$201,533

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits
Demand	$26,025	$14,407
Savings	2,594	2,284
Money market and NOW	35,339	27,244
Time (Note F)	220,176	126,233

Total Deposits	284,134	170,168
Short term borrowings (Note G)	—	2,400
Long term borrowings (Note G)	32,310	5,000
Accrued interest payable	457	142
Accrued expenses and other liabilities	1,791	485

Total Liabilities	318,692	178,195

SHAREHOLDERS’ EQUITY (Note K)
Common stock, $3.50 par value, 12,500,000 shares authorized; 3,416,068 and 3,405,183 shares issued and outstanding at December 31, 2005 and 2004, respectively	11,956	11,918
Additional paid-in capital	11,052	11,008
Accumulated retained earnings	2,153	471
Accumulated other comprehensive loss	(526)	(59)

Total shareholders’ equity	24,635	23,338

Commitments (Notes D, H and L)
Total liabilities and shareholders’ equity	$343,327	$201,533

See accompanying notes.

BANK OF WILMINGTON CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31, 2005 and 2004

	2005	2004
	(In thousands, except share and per share data)
INTEREST INCOME
Loans	$14,728	$7,663
Investment securities available for sale	1,453	855
Other interest-earning assets	231	78

Total Interest income	16,412	8,596

INTEREST EXPENSE
Money market, NOW and savings deposits	619	267
Time deposits (Note F)	5,702	2,378
Short term borrowings	—	97
Long term borrowings	792	—

Total interest expense	7,113	2,742

Net interest income	9,299	5,854
Provision for loan losses (Note D)	1,499	892

Net interest income after provision for loan losses	7,800	4,962

NON-INTEREST INCOME
Service fees and charges	644	540
Loss on sale of investments	(10)	(5)
Income from bank owned life insurance	199	97
Other	215	114

Total non-interest income	1,048	746

NON-INTEREST EXPENSE
Salaries and employee benefits	3,438	2,577
Occupancy and equipment	977	782
Other (Note J)	1,966	1,267

Total non-interest expense	6,381	4,626

Income before income taxes	2,467	1,082
Income taxes (Note I)	785	(66)

Net income	$1,682	$1,148

NET INCOME PER COMMON SHARE
Basic	$.49	$.41

Diluted	$.48	$.40

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic	3,415,582	2,768,040

Diluted	3,496,780	2,840,524

See accompanying notes.

BANK OF WILMINGTON CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years Ended December 31, 2005 and 2004

	2005	2004
	(In thousands)
NET INCOME	$1,682	$1,148

OTHER COMPREHENSIVE LOSS
Unrealized loss on investment securities available for sale arising during the year	(768)	(77)
Tax effect	295	39
Reclassification of losses recognized in net income	10	5
Tax effect	(4)	(2)

Total other comprehensive loss	(467)	(35)

Comprehensive income	$1,215	$1,113

See accompanying notes.

BANK OF WILMINGTON CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Years Ended December 31, 2005 and 2004

	Common stock		Additional paid-in capital	Accumulated retained earnings (deficit)	Accumulated other com- prehensive loss	Total equity
	Shares	Amount
	(in thousands, except share data)
Balance at December 31, 2003	2,706,409	$9,472	$7,942	$(677)	$(24)	$16,712
Net income	—	—	—	1,148	—	1,148
Other comprehensive loss	—	—	—	—	(35)	(35)
Sale of common stock	698,024	2,443	3,066	—	—	5,509
Exercise of stock options	750	3	—	—	—	3

Balance at December 31, 2004	3,405,183	11,918	11,008	471	(59)	23,338
Net income	—	—	—	1,682	—	1,682
Other comprehensive loss	—	—	—	—	(467)	(467)
Repurchase of common stock	(302)	(1)	1	—	—	—
Exercise of stock options	11,187	39	43	—	—	82

Balance at December 31, 2005	3,416,068	$11,956	$11,052	$2,153	$(526)	$24,635

See accompanying notes.

BANK OF WILMINGTON CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2005 and 2004

	2005	2004
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$1,682	$1,148
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	324	259
Deferred income taxes	(354)	(390)
Realized loss on investment securities available for sale	10	5
Gain on sale of foreclosed real estate	(8)	—
Provision for loan losses	1,499	892
Change in assets and liabilities:
Increase in accrued interest receivable	(911)	(271)
Increase in other assets	(570)	(108)
Increase in accrued interest payable	315	72
Increase in accrued expenses and other liabilities	1,306	59
Increase in cash surrender value-bank owned life insurance	(199)	(97)

Net cash provided by operating activities	3,094	1,569

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of available for sale investment securities	(32,190)	(16,631)
Maturities, sales and calls of available for sale investment securities	9,118	8,227
Net increase in loans from originations and repayments	(116,326)	(59,007)
Purchases of bank premises and equipment	(933)	(274)
Proceeds from sale of foreclosed real estate	447	8
(Increase) decrease in time deposits in other banks	(199)	200
Purchase bank owned life insurance	—	(5,000)
Purchase of FHLB stock	(801)	(263)

Net Cash used by investing activities	(140,884)	(72,740)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in deposits	113,966	64,091
Net decrease in short term borrowings	(7,400)	900
Net increase in long term borrowings	32,310	—
Net proceeds from issuance of common stock	82	5,512

Net cash provided by financing activities	138,958	70,503

Net increase (decrease) in cash and cash equivalents	1,168	(668)
Cash and cash equivalents, beginning	6,105	6,773

Cash and cash equivalents, ending	$7,273	$6,105

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Interest paid	$6,828	$2,670
Cash paid for income taxes	275	326
SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES
Unrealized holding losses on available-for-sale securities, net of taxes	$(467)	$(35)
Transfers from loans to foreclosed real estate	200	203

See accompanying notes.

BANK OF WILMINGTON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

NOTE A—ORGANIZATION AND OPERATIONS

Bank of Wilmington (the “Bank”) was incorporated May 26, 1998 and began banking operations on June 22, 1998. Bank of Wilmington Corporation (the “Company”), a North Carolina-chartered bank holding company, was incorporated on June 20, 2005 for the sole purpose of serving as the parent bank holding company for Bank of Wilmington. On September 1, 2005, Bank of Wilmington Corporation completed a corporate reorganization in which Bank of Wilmington became its wholly-owned subsidiary. Upon formation, one share of the Bank’s $3.50 par value common stock was exchanged for one newly issued share of the Company’s $3.50 par value common stock. The Bank is engaged in general commercial and retail banking in southeastern North Carolina, principally New Hanover, Pender and Brunswick Counties, operating under the banking laws of North Carolina and the rules and regulations of the Federal Deposit Insurance Corporation and the North Carolina Commissioner of Banks. The Bank undergoes periodic examinations by those regulatory authorities. The Company is regulated by the Federal Reserve Board. On October 4, 2005, the Company formed a new unconsolidated wholly-owned subsidiary, BKWW Statutory Trust I (the “Trust”), a Delaware statutory trust, to facilitate the issuance of trust preferred securities. All significant intercompany transactions have been eliminated. The Trust is not consolidated in these financial statements due to the adoption of FASB Interpretation No. (FIN) 46, “Consolidation of Variable Interest Entities”. The junior subordinated debentures issued by the Company to the Trust are included in long-term borrowings and the Company’s equity interest in the Trust is included in other assets.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a description of the significant accounting and reporting policies the Company follows in preparing and presenting its financial statements.

Effects of Stock Split

On June 30, 2005, the Company declared a 5-for-4 stock split in the form of a 25% stock dividend. All references to per share results and weighted average common and common equivalent shares outstanding have been adjusted to reflect the effects of this stock split. The effects of the stock split have also been reflected in the Company’s balance sheets as of December 31, 2005 and 2004.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses.

Cash and Cash Equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet captions “Cash and due from banks” and “Interest-earning deposits in other banks.” Federal regulations require institutions to set aside specified amounts of cash as reserves against transaction and time deposits. As of December 31, 2005, the daily average gross reserve requirement was $877,000.

Investment Securities Available for Sale

Investment securities available for sale are reported at fair value and consist of debt instruments that are not classified as either trading securities or as held to maturity securities. Unrealized holding gains and losses, net of applicable deferred income tax, on available for sale securities are reported as a net amount in other comprehensive loss.

BANK OF WILMINGTON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005 and 2004

Gains and losses on the sale of investment securities available for sale are determined using the specific-identification method. Declines in the fair value of individual investment securities available for sale below their cost that are other than temporary would result in write-downs of the individual securities to their fair value. Such write-downs would be included in earnings as realized losses. Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan. The accrual of interest on impaired loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

Allowance for Loan Losses

The provision for loan losses is based upon management’s estimate of the amount needed to maintain the allowance for loan losses at an adequate level. In making the evaluation of the adequacy of the allowance for loan losses, management gives consideration to current economic conditions, statutory examinations of the loan portfolio by regulatory agencies, delinquency information and management’s internal review of the loan portfolio. Loans are considered impaired when it is probable that all amounts due under the contractual terms of the loan will not be collected. The measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, or upon the fair value of the collateral if the loan is collateral dependent. If the recorded investment in the loan exceeds the measure of fair value, a valuation allowance is established as a component of the allowance for loan losses. While management uses the best information available to make evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations. In addition, regulatory examiners may require the Company to recognize adjustments to the allowance for loan losses based on their judgments about information available to them at the time of their examination.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets or based on the lease terms for leasehold improvements. Estimated useful lives are 12 to 39 years for buildings and leasehold improvements, 5 to 7 years for furniture, fixtures and equipment and 3 to 5 years for computers and related equipment. Repairs and maintenance costs are charged to operations as incurred and additions and improvements to premises and equipment are capitalized. Upon sale or retirement, the cost and related accumulated depreciation are removed from the accounts and any gains or losses are reflected in current operations.

Stock in Federal Home Loan Bank of Atlanta

As a requirement for membership, the Company invests in stock of the Federal Home Loan Bank of Atlanta (“FHLB”). This investment is carried at cost. Due to the redemption provisions of the FHLB, the Company estimated that fair value equals cost and that this investment was not impaired.

Foreclosed Real Estate

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by

BANK OF WILMINGTON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005 and 2004

management, and the assets are carried at the lower of the carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other non-interest expense on the statements of operations.

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax assets are also recognized for operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that the tax benefits will not be realized.

Comprehensive Income

The Company reports as comprehensive income all changes in shareholders’ equity during the year from sources other than shareholders. Other comprehensive income refers to all components (revenues, expenses, gains, and losses) of comprehensive income that are excluded from net income. The Company’s only component of other comprehensive income is unrealized gains and losses on investment securities available for sale.

Stock Compensation Plans

Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation, encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company’s stock option plans have no intrinsic value at the grant date and, under APB Opinion No. 25, no compensation cost is recognized for them. The Company has elected to continue with the accounting methodology in APB Opinion No. 25 and, as a result, has provided pro forma disclosures of net income and earnings per share and other disclosures as if the fair value based method of accounting had been applied.

	2005	2004
	(Amounts in thousands, except per share data)
Net income:
As reported	$1,682	$1,148
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(125)	(48)

Pro forma	$1,557	$1,100

Basic net income per share:
As reported	$0.49	$0.41
Pro forma	0.46	0.40
Diluted net income per share:
As reported	$0.48	$0.40
Pro forma	0.45	0.39

BANK OF WILMINGTON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005 and 2004

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2005: dividend yield of 0.00 percent; expected volatility of 14.29 percent; risk-free interest rate of 4.50 percent; and expected life of 7 years.

Net Income Per Common Share and Common Shares Outstanding

Basic and diluted net income per share has been computed based on the weighted average number of shares outstanding during each period after retroactively adjusting for a 5-for-4 stock split on June 30, 2005. In addition, all components of stockholders’ equity presented on the consolidated balance sheets and the statements of changes in shareholders equity have been retroactively restated for the effects of this split.

Basic earnings per share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate to outstanding stock options.

Basic and diluted net income per share have been computed based upon net income as presented in the accompanying statements of operations divided by the weighted average number of common shares outstanding or assumed to be outstanding after retroactively adjusting for the stock split as summarized below:

	2005	2004
Weighted average number of common shares used in computing basic net income per share	3,415,582	2,768,040
Effect of dilutive stock options	81,198	72,484

Weighted average number of common shares and dilutive potential common shares used in computing diluted net income per share	3,496,780	2,840,524

For the year ended December 31, 2005, there were 155,625 options that were antidilutive due to the exercise price exceeding the average market price for the period and for the year ended December 31, 2004, there were no options that were antidilutive.

Recent Accounting Pronouncements

On December 12, 2003, the American Institute of Certified Public Accountants (“AICPA”) released Statement of Position (“SOP”) 03-03, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer.” This statement of position addresses accounting for differences between contractual cash flows and cash flows expected to be collected from investor’s initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. This SOP is effective for loans acquired in fiscal years beginning after December 15, 2004. The adoption of SOP 03-3 on January 1, 2005 did not have a material impact on the consolidated financial statements.

In November 2003, the Emerging Issues Task Force (“EITF”) issued EITF Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (“EITF 03- 01”). EITF 03-01 provided guidance for evaluating whether an investment is other-than-temporarily impaired and requires certain disclosures with respect to these investments. In September 2004, the Financial Accounting Standards Board (“FASB”) issued a FASB Staff Position (“FSP EITF 03-1-b”) to delay the requirement to record impairment losses in accordance with EITF 03-01. The guidance also included accounting considerations subsequent to the recognition of an other-than-temporary impairment and requirements for disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, which addresses the

BANK OF WILMINGTON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005 and 2004

determination as to when an investment is considered impaired. This FSP nullifies certain requirements of EITF 03-01 and supersedes EITF Topic No. D-44, “Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value.” This FSP is to be applied to reporting periods beginning after December 15, 2005. The Company does not expect the impact of this FSP to have a material effect on its consolidated financial statements.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123(r) (“SFAS No. 123(r)”), “Share-Based Payment”, which is a revision of FASB Statement No. 123 “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25 “Accounting for Stock Issued to Employees”. SFAS No. 123(r) requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees over the period during which an employee is required to provide service in exchange for the award, which will often be the shorter of the vesting period or the period the employee will be retirement eligible. SFAS No. 123(r) sets accounting requirements for “share-based” compensation to employees, including employee-stock purchase plans (“ESPPs”). Awards to most nonemployee directors will be accounted for as employee awards. This Statement was to be effective for public companies that do not file as small business issuers as of the beginning of interim or annual reporting periods beginning after June 15, 2005. In April 2005, the Securities and Exchange Commission (“SEC”) issued Release No. 2005-57, which defers the effective date of SFAS No. 123(r) for many registrants. Registrants that do not file as small business users must adopt SFAS No. 123(r) as of the beginning of their first annual period beginning after June 15, 2005. Accordingly, the Company will adopt SFAS No. 123(r) on January 1, 2006. If we had included the cost of employee stock option compensation in our consolidated financial statements, our net income for the fiscal years ended December 31, 2005 and 2004 would have decreased by approximately $125,000 and $48,000 respectively. Accordingly, the adoption of SFAS No. 123(r) may have a material effect on our consolidated financial statements.

In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (“SAB 107”), which contains guidance on applying the requirements in SFAS No. 123(r). SAB 107 provides guidance on valuation techniques, development of assumptions used in valuing employee share options and related MD&A disclosures. SAB 107 is effective for the period in which SFAS No. 123(r) is adopted. The Company will adopt SAB 107 on January 1, 2006, and is currently evaluating the effect on its consolidated financial statements.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154 (“SFAS No. 154”), “Accounting Changes and Error Corrections”, which replaces APB Opinion No. 20 “Accounting Changes” and FASB Statement No. 3 “Reporting Accounting Changes in Interim Financial Statements”. SFAS No. 154 changes the requirements for the accounting for and reporting of a change in an accounting principle. SFAS No. 154 requires retrospective application for voluntary changes in an accounting principle unless it is impracticable to do so. SFAS No. 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005. The Company will adopt SFAS No. 154 on January 1, 2006 with no expected material effect on its consolidated financial statements.

From time to time, the FASB issues exposure drafts for proposed statements of financial accounting standards. Such exposure drafts are subject to comment from the public, to revisions by the FASB and to final issuance by the FASB as statements of financial accounting standards. Management considers the effect of the proposed statements on the consolidated financial statements of the Company and monitors the status of changes to and proposed effective dates of exposure drafts

Reclassification

Certain amounts in the 2004 financial statements have been reclassified to conform with the 2005 presentation. The reclassifications had no effect on net income or shareholders’ equity as previously reported.

BANK OF WILMINGTON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005 and 2004

NOTE C—INVESTMENT SECURITIES

The following is a summary of the securities portfolio by major classification at December 31, 2005 and 2004 (amounts in thousands):

	2005
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available for sale:
U. S. Government agencies	$5,958	$—	$100	$5,858
Municipals	17,285	16	153	17,148
Corporate bonds	536	—	12	524
Mortgage-backed securities	25,730	—	605	25,125

	$49,509	$16	$870	$48,655

	2004
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available for sale:
U. S. Government agencies	$4,478	$1	$25	$4,454
Municipals	404	—	1	403
Mortgage-backed securities	21,650	58	129	21,579

	$26,532	$59	$155	$26,436

The following tables show investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position, at December 31, 2005 and 2004. All unrealized losses on investment securities are considered by management to be temporarily impaired given the credit ratings on these investments.

	2005
	Less Than 12 Months		12 Months or More		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Securities available for sale:
U.S. government agencies	$2,466	$34	$2,433	$67	$4,899	$101
Municipals	12,576	149	391	4	12,967	153
Corporate bonds	524	11	—	—	524	11
Mortgage-backed securities	14,410	289	9,227	316	23,637	605

Total temporarily impaired securities	$29,975	$483	$12,051	$387	$42,027	$870

BANK OF WILMINGTON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005 and 2004

At December 31, 2005, temporarily impaired securities, 12 months or more, consisted of four U.S. government agency securities, one municipal security and sixteen mortgage-backed securities. The Company believes the impairment relates to the current interest rate environment and there is not a permanent impairment. The remaining securities that have an unrealized loss have been impaired for less than 12 months, which includes four U.S. government agency securities, twenty-four municipal securities, one corporate bond, and twenty-two mortgage-backed securities. The Company believes these impairments are temporary and relate to the current interest rate environment. It is management’s opinion that none of the impairments are permanent.

	2004
	Less Than 12 Months		12 Months or More		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Securities available for sale:
U.S. government agencies	$3,474	$26	$—	$—	$3,474	$26
Municipals	403	1	—	—	403	1
Mortgage-backed securities	13,544	102	2,305	26	15,848	128

Total temporarily impaired securities	$17,421	$129	$2,305	$26	$19,725	$155

Securities with a carrying value of $7.1 million and $1.3 million at December 31, 2005 and 2004, respectively, were pledged to secure borrowings or deposits.

The amortized cost and fair values of securities available for sale at December 31, 2005 by contractual maturity are shown below. Actual expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations.

	Securities Available for Sale
	Amortized Cost	Fair Value
Due in one year or less	$4,285	$4,178
Due after one year through five years	19,556	19,139
Due after five years through ten years	19,109	18,839
Due after ten years	6,559	6,499

	$49,509	$48,655

Proceeds from maturities, sales and calls of investment securities during the years ended December 31, 2005 and 2004 were $9.1 million and $8.2 million respectively. The Company realized gross gains of approximately $14,000 and $22,000 in 2005 and 2004, respectively, and gross losses of approximately $24,000 and $27,000 in 2005 and 2004, respectively.

NOTE D—LOANS

Following is a summary of loans at December 31, 2005 and 2004:

	2005	2004
Real estate—mortgage loans	$236,260	$132,339
Home equity lines of credit	24,286	16,174
Commercial and industrial loans	14,512	11,979
Loans to individuals	3,546	1,965

Subtotal	278,604	162,457
Net deferred loan fees	(218)	(58)

Total	$278,386	$162,399

BANK OF WILMINGTON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005 and 2004

Loans are primarily made in southeastern North Carolina, principally New Hanover County and adjacent counties. Real estate loans can be affected by the condition of the local real estate market. Commercial and industrial loans can be affected by the local economic conditions.

Impaired loans consist of nonaccrual loans totaling approximately $1.2 million at December 31, 2005 and $993,000 at December 31, 2004, with $160,000 and $284,000, respectively, of the allowance for loan losses allocated to such loans as of those dates. The average investment in impaired loans was $1.7 million and $1.3 million for the years ended December 31, 2005 and 2004, respectively. Such loans had the effect of reducing interest income by approximately $76,000 and $38,000 during the years ended December 31, 2005 and 2004, respectively.

An analysis of the allowance for loan losses follows:

	2005	2004
Balance at beginning of year	$2,106	$1,661

Provision charged to operations	1,499	892

Charge-offs:
Equity lines of credit	(43)	(32)
Real estate mortgage loans	—	(50)
Loans to individuals	(10)	(6)
Commercial	(131)	(415)

Total charge-offs	(184)	(503)

Recoveries:
Equity lines of credit	74	—
Real estate mortgage loans	4	11
Loans to individuals	1	3
Commercial	10	42

Total recoveries	89	56

Net charge-offs	(95)	(447)

Balance at end of year	$3,510	$2,106

The Company has granted loans to certain directors and executive officers of the Company and their related interests. Such loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other borrowers and, in management’s opinion, do not involve more than the normal risk of collectibility. All loans to directors and executive officers or their related interests are submitted to the Board of Directors for approval. A summary of loans to directors, executive officers and their interests follows:

Loans to directors and officers as a group at December 31, 2004	$1,979
Disbursements during year	4,168
Amounts collected during year	(884)

Loans to directors and officers as a group at December 31, 2005	$5,263

At December 31, 2005, the Company had pre-approved but unused available credit totaling $2.6 million to directors, executive officers and their related interests.

BANK OF WILMINGTON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005 and 2004

NOTE E—PREMISES AND EQUIPMENT

Following is a summary of premises and equipment at December 31, 2005 and 2004:

	2005	2004
Buildings	$833	$787
Furniture and equipment	1,829	1,524
Leasehold improvements	345	10
Automobiles	21	—
Construction in progress	231	5
Less accumulated depreciation	(1,414)	(1,174)

Total	$1,845	$1,152

Depreciation and amortization amounting to $254,000 and $228,000 for the years ended December 31, 2005 and 2004, respectively, is included in occupancy and equipment expense. Outstanding construction commitments at December 31, 2005 were approximately $176,000.

NOTE F—DEPOSITS

Time deposits in denominations of $100,000 or more were $96.0 million and $43.1 million at December 31, 2005 and 2004, respectively. Interest expense on such deposits aggregated $2.3 million in 2005 and $703,000 in 2004.

At December 31, 2005, the scheduled maturities of certificates of deposit are as follows:

	Less than $100,000	$100,000 or more	Total
Three months or less	$19,613	$13,589	$33,202
Over three months to six months	34,354	24,767	59,121
Over six months to twelve months	49,452	37,429	86,881
Over twelve months	20,727	20,245	40,972

Total	$124,146	$96,030	$220,176

NOTE G—BORROWINGS

The Company may purchase federal funds through unsecured federal funds lines of credit with various correspondent banks totaling $11.0 million. These lines are intended for short-term borrowings and are subject to restrictions limiting the frequency and term of advances. These lines of credit are payable on demand and bear interest based upon the daily federal funds rate. The Company had no amounts outstanding as of December 31, 2005 or 2004.

The Company may obtain advances as a member of the Federal Home Loan Bank of Atlanta. The Company had outstanding FHLB advances of $22.0 million at December 31, 2005 and $7.4 million at December 31, 2004. The $22.0 million outstanding at December 31, 2005 is comprised of an advance for $5.0 million that matures May 12, 2006 and bears interest at a quarterly variable rate (currently 4.35%) and three fixed rate advances of $3.0 million each with rates of 4.15%, 4.27%, and 4.48% maturing April 27, 2007, 2008, and 2009 respectively. The FHLB advances also include an $8.0 million advance with the rate fixed for 10 years at 4.10%, then it converts to a variable rate for five additional years maturing on August 25, 2015. All of these advances at the Federal Home Loan Bank of Atlanta are secured by a blanket lien on our qualifying 1-4 family first mortgages, commercial real estate loans, home equity lines of credit, and second mortgages in addition to securities totaling $5.8 million currently pledged. The Company has a maximum borrowing availability from FHLB of $51.4 million as of December 31, 2005.

BANK OF WILMINGTON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005 and 2004

The Company has a credit facility with the Federal Reserve Bank of Richmond, secured by an investment security available for sale, under which the Company had a maximum borrowing availability of approximately $650,000 at December 31, 2005. No amount was outstanding under this credit facility at December 31, 2005.

The Company has long-term debt of $10.3 million in trust preferred securities payable to its subsidiary, BKWW Statutory Trust I. This debt was issued on October 4, 2005 and is callable in five years with a final maturity of October 4, 2035. The Company also has a long-term subordinated debenture totaling $310,000 payable to its subsidiary, BKWW Statutory Trust I, bearing the same rate and terms as the trust preferred securities. The Trust was formed for the sole purpose of issuing trust preferred securities and investing the proceeds from the sale of such trust preferred securities in junior subordinated debentures. The debentures held by the Trust are the sole assets of the Trust. The Company owns 100% of the Trust’s outstanding common securities and unconditionally guarantees the Trust’s financial obligations. The debentures and the trust preferred securities bear a quarterly adjustable interest rate, currently 5.89%. The interest rate is equal to 140 basis points over the three-month LIBOR (London Inter-Bank Offered Rate). The trust preferred securities generally rank equal to the trust common securities in priority of payment, but will rank prior to trust common securities if, and so long as, the Company fails to make principal or interest payment on the debentures. Concurrently with the issuance of the debentures and the trust preferred securities, the Company entered into a Guaranty Agreement, dated October 4, 2005, related to the trust preferred securities for the benefit of the holders. The debentures and trust preferred securities each have 30-year lives and will each be callable by the Company or the Trust, at their option, after five years. The Company has the option to defer interest for up to five years on the debentures. The debentures qualify as Tier I capital under Federal Reserve Board guidelines.

NOTE H—LEASES

The Company leases its main office, the land on which its Pine Valley branch is located, space in a shopping center for the Hampstead office and the temporary Surf City office in addition to a permanent facility for Surf City opening later in 2006, office space behind its main office for the support services department, and has contracted for space in a shopping center for its new Waterford office opening in 2006, all under operating leases. These leases are for terms of twelve years, fifteen years, three years, 10 months (temporary), six years (permanent), and ten years, respectively, with renewal options up to thirty-five years. Future rentals under these leases are as follows:

2006	$489
2007	472
2008	402
2009	411
2010	414
Thereafter	614

$2,802

BANK OF WILMINGTON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005 and 2004

NOTE I—INCOME TAXES

The significant components of the income tax (benefit) for the years ended December 31, 2005 and 2004 are as follows:

	2005	2004
Current tax provision:
Federal	$925	$271
State	214	53

Total current tax provision	1,139	324

Deferred tax provision:
Federal	(292)	30
State	(62)	2

Total deferred tax provision	(354)	32

Provision for income tax expense before adjustment to deferred tax asset valuation allowance	785	356
Decrease in valuation allowance	—	(422)

Income tax (benefit)	$785	$(66)

The difference between the provision for income taxes and the amounts computed by applying the statutory federal income tax rate of 34% to income before income taxes is summarized below:

	2005	2004
Tax computed at the statutory federal rate	$839	$368
Increase (decrease) resulting from:
State income taxes, net of federal tax effect	100	36
Adjustment to deferred tax asset valuation allowance	—	(422)
Bank owned life insurance	(68)	—
Other permanent differences	(86)	(48)

Provision for income taxes	$785	$(66)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred taxes at December 31, 2005 and 2004 are as follows:

	2005	2004
Deferred tax assets relating to:
Allowance for loan losses	$1,210	$700
Unrealized loss on investment securities	329	37
Other	27	10

Total deferred tax assets	1,566	747

Deferred tax liabilities relating to:
Deferred loan costs	(241)	(107)
Prepaid expenses	(41)	(25)
Bank premises and equipment differences	(124)	(101)

Total deferred tax liabilities	(406)	(233)

Net recorded deferred tax asset	$1,160	$514

BANK OF WILMINGTON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005 and 2004

It is management’s opinion that realization of the net deferred tax asset is more likely than not based on the Company’s history of taxable income and estimates of future taxable income.

NOTE J—OTHER NON-INTEREST EXPENSE

The major components of other non-interest expense for the years ended December 31, 2005 and 2004 are as follows:

	2005	2004
Advertising and promotion	$322	$246
Data processing and other outsourced services	581	381
Postage, printing and office supplies	92	76
Professional services	294	151
Other	677	413

Total	$1,966	$1,267

NOTE K—REGULATORY MATTERS

The Company, as a North Carolina banking corporation, may pay cash dividends only out of undivided profits as determined pursuant to North Carolina General Statutes. However, regulatory authorities may limit payment of dividends by any bank when it is determined that such limitation is in the public interest and is necessary to ensure financial soundness of the bank.

The Company is subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios, as prescribed by regulations, of total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. As of February 14, 2005, the most recent notification from the Federal Deposit Insurance Corporation categorized the Company as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since the notification that management believes have changed the Company’s category. Management believes, as of December 31, 2005 and 2004, that all capital adequacy ratios place the Company and the Bank in excess of the minimum necessary to be deemed “well capitalized” under regulatory guidelines in the table below:

	Actual		Minimum Requirements
	Capital Amount	Capital Ratio	For Capital Adequacy	To Be Well Capitalized
As of December 31, 2005
Total capital—Tier II capital (to risk-weighted assets)	$38,654	13.3%	8.0%	10.0%
Tier I capital (to risk-weighted assets)	35,144	12.1%	4.0%	6.0%
Leverage—Tier I capital (to average assets)	35,144	10.7%	4.0%	5.0%
As of December 31, 2004
Total capital—Tier II capital (to risk-weighted assets)	$25,503	14.9%	8.0%	10.0%
Tier I capital (to risk-weighted assets)	23,397	13.6%	4.0%	6.0%
Leverage—Tier I capital (to average assets)	23,397	12.3%	4.0%	5.0%

BANK OF WILMINGTON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005 and 2004

NOTE L—OFF-BALANCE SHEET RISK

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and commercial letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company, upon extension of credit is based on management’s credit evaluation of the borrower. Collateral obtained varies but may include real estate, stocks, bonds, and certificates of deposit.

A summary of the contract amounts of the Company’s exposure to off-balance sheet risk as of December 31, 2005 is as follows:

Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit	$23.9 million
Undisbursed lines of credit	72.3 million
Commercial and standby letters of credit	293,000

NOTE M—DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

Financial instruments include cash and due from banks, interest-earning deposits in other banks, investment securities, time deposits in other banks, loans, stock in FHLB of Atlanta, deposit accounts and borrowings. Fair value estimates are made at a specific moment in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument. Because no active market readily exists for a portion of the Company’s financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Due from Banks, Interest-Earning Deposits and Time Deposits in Other Banks

The carrying amounts for cash and due from banks, interest-earning deposits, and time deposits in other banks approximate fair value because of the short maturities of those instruments.

Investment Securities

Fair value for investment securities equals quoted market price if such information is available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

BANK OF WILMINGTON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005 and 2004

Loans

For certain homogenous categories of loans, such as residential mortgages, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Accrued Interest Receivable and Payable

The carrying amount is a reasonable estimate of fair value.

Stock in Federal Home Loan Bank of Atlanta

The fair value for FHLB stock approximates carrying value, based on the redemption provisions of the Federal Home Loan Bank.

Bank Owned Life Insurance

The fair value of bank owned life insurance is equivalent to the cash surrender value of the underlying policies.

Deposits

The fair value of demand, savings, money market and NOW deposits is the amount payable on demand at the reporting date. The fair value of time deposits is estimated based on discounting cash flows using the rates currently offered for instruments of similar remaining maturities.

Borrowings

The fair value of borrowings is based upon discounting expected cash flows using current rates at which borrowings of similar maturity could be obtained.

Financial Instruments with Off-Balance Sheet Risk

With regard to financial instruments with off-balance sheet risk discussed in Note L, it is not practicable to estimate the fair value of future financing commitments.

The carrying amounts and estimated fair values of the Company’s financial instruments, none of which are held for trading purposes, are as follows at December 31, 2005 and 2004:

	2005		2004
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	(In thousands)
Financial assets:
Cash and due from banks	$1,854	$1,854	$1,882	$1,882
Interest-earning deposits in other banks	5,419	5,419	4,223	4,223
Investment securities	48,655	48,655	26,436	26,436
Time deposits in other banks	199	199	—	—
Loans	274,876	273,727	160,293	160,863
Accrued interest receivable	1,645	1,645	734	734
Stock in FHLB of Atlanta	1,394	1,394	592	592
Bank owned life insurance	5,296	5,296	5,097	5,097
Financial liabilities:
Deposits	284,134	282,055	170,168	169,221
Borrowings	32,310	32,310	7,400	7,400
Accrued interest payable	457	457	142	142

BANK OF WILMINGTON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005 and 2004

NOTE N—EMPLOYEE AND DIRECTOR BENEFIT PLANS

401(K) Retirement Plan

The Company has adopted a 401(k) retirement plan that covers all eligible employees. During 2005 and 2004, the Company matched 100% of employee contributions, with the Company’s contribution limited to 6.0% of each employee’s salary for the years ended December 31, 2005 and 2004. Matching contributions are funded when accrued. Expenses under the plan totaled $131,000 and $102,000 for the years ended December 31, 2005 and 2004, respectively.

Stock Option Plans

During 1999 the Company adopted, with shareholder approval, an Employee Stock Option Plan (the “Employee Plan”) and a Director Stock Option Plan (the “Director Plan”). Each plan was amended as of June 17, 2005 with shareholder approval to increase the number of shares available for options to purchase shares of the Company’s common stock. As of December 31, 2005, the Employee Plan made available options to purchase 341,624 shares of the Company’s common stock and the Director Plan made available options to purchase 204,974 shares of the Company’s common stock, for an aggregate number of common shares reserved for options of 546,598. At December 31, 2005, the exercise price of 164,977 outstanding options is $7.36, the exercise price of 74,225 outstanding options is $4.17, and the exercise price of 155,625 outstanding options is $10.76. Options of 159,688 granted under the Director Plan vested immediately at the time of grant and 39,375 granted under the Director Plan vested after six months, while the options granted under the Employee Plan vest over a five-year period for 123,264 options, over a four-year period for 34,375 options, and over a three-year period for 81,875 options. All unexercised options expire ten years after the date of grant. A summary of the Company’s option plans as of and for the periods ended December 31, 2005 and 2004 is as follows:

		Outstanding Options		Exercisable Options
	Shares Available for Future Grants	Number Outstanding	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
At December 31, 2003	16,133	251,389	$6.40	230,831	$6.36
Options granted/vesting	—	—	—	19,208	—
Options exercised	—	(750)	4.17	(750)	4.17
Options forfeited	—	—	—	—	—

At December 31, 2004	16,133	250,639	6.41	249,289	8.03
Plan amendment	278,925	—	—	—	—
Options granted/vesting	(155,625)	155,625	10.76	1,250	—
Options exercised	—	(11,187)	7.29	(11,187)	7.29
Options forfeited	250	(250)	4.17	(250)	4.17

At December 31, 2005	139,683	394,827	$8.10	239,102	$6.99

The weighted average remaining life of options exercisable as of December 31, 2005 is 6 years.

The Company amended its stock option plans with shareholder approval effective June 17, 2005 which added 278,925 additional options available for grants.

Employment Agreement

The Company has entered into an employment agreement with its chief executive officer. The agreement provides for a three-year term but, upon each anniversary, the agreement may be extended for an additional year so that the remaining term shall always be three years. The agreement provides for benefits as spelled out in the contract and cannot

BANK OF WILMINGTON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005 and 2004

be terminated by the Board of Directors, except for cause, without prejudicing the officer’s right to receive certain vested rights, including compensation, for the remaining term of the agreement. In the event of a change in control of the Company, as defined in the agreement, the agreement will automatically be extended for three years from the date of such change in control and the acquirer will be bound to the terms of the contract for that period.

Termination Agreements

The Company has entered into special termination agreements with three key employees which provide for severance pay benefits in the event of a change in control of the Company which results in the termination of such employees or diminished compensation, duties or benefits within two years of a change in control. The employees covered under this agreement are entitled to a cash payment equal to two times their annual compensation for income tax purposes for the most recent tax year prior to the change in control. The agreements are initially effective for a three-year period and are automatically extended annually for an additional year unless the Company’s Board of Directors takes specific action not to grant the automatic extension.

Supplemental Employee Retirement Plan and Endorsement Split Dollar Plans

In 2005, the Company implemented a non-qualifying deferred compensation plan for four key executive officers. The Company purchased life insurance policies on these four key executive officers and certain other key officers during 2004 in order to provide future funding of benefit payments. The Company has agreed to share with the officers’ designated beneficiaries a portion of the total death benefits payable under the policies following their deaths. The insurance policies are owned by the Company and the Company is entitled to receive all death benefits remaining after payment to the officers’ beneficiary. We expect to recover in full our life insurance investment.

Benefits for each executive officer participating in the deferred compensation plan will accrue and vest during the period of employment, and will be paid in monthly benefit payments over the participant’s life after retirement. The plan also provides for payment of disability or death benefits in the event a participating officer becomes permanently disabled or dies prior to attainment of retirement age. If the Company has a change in control before the officer reaches retirement age, the participating officer will be entitled to a benefit. Provisions of approximately $211,000 were expensed for future benefits to be provided under this plan for the year ended December 31, 2005 and none in 2004. The total liability under this plan was approximately $211,000 at December 31, 2005 and none in 2004 and is included in accrued expenses and other liabilities in the accompanying consolidated statements of financial condition.

Director Elective Income Deferral Agreements and Split Dollar Plans for Directors

In 2005, the Company has entered into Director Elective Income Deferral Agreements with each non-employee director. Interest on the amount deferred is credited by the Bank on the last business day of that year at a rate equal to the prime rate reported in the Wall Street Journal on that day, plus fifty basis points. The interest crediting rate for 2005 was 7.75%. Total deferred fees and credited interest will be paid to the director either in a lump sum or in installments over 120 months from retirement on or after reaching the normal retirement age of 65. The expense incurred by the Company for these agreements was approximately $37,000 for the year ended December 31, 2005 and none in 2004. The total liability under these agreements was approximately $37,000 at December 31, 2005 and none in 2004 and is included in accrued expenses and other liabilities in the accompanying consolidated statements of financial condition.

In order to fund the benefits payable under the Director Elective Income Deferral Agreements, the Company has purchased life insurance policies on each director. The policies are designed to offset the program’s costs during the lifetime of the participant and to provide complete recovery of all the program’s costs at their death. The Company has agreed to share with the directors’ designated beneficiaries a portion of the total death benefits payable under the policies following their deaths. The insurance policies are owned by the Company and the Company is entitled to receive all death benefits remaining after payment to the directors’ beneficiary. We expect to recover in full our life insurance investment.

BANK OF WILMINGTON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005 and 2004

Consulting Agreement

The Company has entered into a Consulting Agreement with one key executive officer under which he will continue to provide services to the Company as a consultant for a two-year period following his expected termination of employment in February 2007. He will still be entitled to benefits in the event of his disability or change in control of the Company during the two-year term. His estate will be paid a lump sum amount equal to payments due under the Agreement for its remaining term if he dies during the two-year term.

NOTE O—PARENT COMPANY FINANCIAL INFORMATION

Condensed financial information of Bank of Wilmington Corporation, the parent company, at December 31, 2005 is presented below. Bank of Wilmington Corporation was incorporated on June 20, 2005; therefore, financial information is presented only for the year 2005.

CONDENSED BALANCE SHEET

2005
(In thousands)
ASSETS:
Equity investment in subsidiaries	$34,929
Other assets	91

TOTAL ASSETS	$35,020

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Junior subordinated debt	$10,310
Other liabilities	75
Shareholders’ equity	24,635

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$35,020

CONDENSED STATEMENT OF OPERATIONS

2005
(In thousands)
Dividends from subsidiary	$116
Equity in undistributed net income of subsidiary	620
Miscellaneous expenses	(99)

NET INCOME	$637

BANK OF WILMINGTON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005 and 2004

CONDENSED STATEMENT OF CASH FLOWS

2005
(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$637
Equity in undistributed net income of subsidiary	(620)
Change in other assets	(91)
Change in other liabilities	75

NET CASH PROVIDED BY OPERATING ACTIVITIES	1

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in Trust	311
Investment in Bank	10,000

NET CASH USED BY INVESTING ACTIVITIES	(10,311)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock, net	310
Proceeds from long-term borrowings	10,000

NET CASH PROVIDED BY FINANCING ACTIVITIES	10,310

NET INCREASE IN CASH AND CASH EQUIVALENTS	—
CASH AND CASH EQUIVALENTS, BEGINNING	—

CASH AND CASH EQUIVALENTS, ENDING	$—

Management and Bank Personnel

DIRECTORS

Cameron Coburn

President and Chief Executive Officer of Bank of Wilmington Corporation

W. Lee Crouch, Jr.

Realtor/Broker of Intracoastal Realty Corporation

Windell Daniels

President of United National Tours; Real Estate Developer

Craig S. Relan

Private Investor

Jerry D. Sellers

Partner, Sellers Tile Co., Inc.

J. Davie Waggett

Owner, Winter Park Discount Drugs and Seashore Discount Drugs

Walter O. Winter

Real Estate Investor

EXECUTIVE OFFICERS

Cameron Coburn

President and Chief Executive Officer

Betty V. Norris

Senior Vice President/Treasurer and Chief Financial Officer

Larry W. Flowers

Executive Vice President and Chief Credit Officer

Lynn M. Burney

Senior Vice President and Chief Operations Officer

Michelle L. Southerland

Vice President and Corporate Secretary

General Corporate Information

Bank of Wilmington Office Locations

Main Office	Pine Valley Branch Office
1117 Military Cutoff Road	3702 South College Road
Wilmington, NC 28405	Wilmington, NC 28412

Surf City Branch Office	Hampstead Branch Office
206 North Topsail Drive	Hampstead Station Shopping Center
Suite D	Unit 1-A
Surf City, NC 28445	14572 US Highway 17
Hampstead, NC 28443

Market for Common Stock

Bank of Wilmington Corporation’s common stock is listing for trading on The Nasdaq Capital Market under the symbol BKWW. As of December 31, 2005, there were 3,416,068 shares of common stock outstanding which were held by approximately 802 shareholders of record.

Stock Transfer Agent

Registrar and Transfer Company
10 Commerce Drive Cranford, NJ 07016-3572	The table below presents the trading prices for the Company’s stock for 2005 and 2004:

Regulatory and Securities Counsel		High	Low
	2005	$9.46	$9.00
Ward and Smith, PA	First quarter	10.73	8.40
Post Office Box 867	Second quarter	10.95	9.66
New Bern, NC 28563-0867	Third quarter	10.85	10.00
	Fourth quarter
Independent Auditors	2004
	First quarter	$9.56	$9.20
Dixon Hughes PLLC	Second quarter	9.36	8.45
Suite 200	Third quarter	9.45	8.48
2501 Blue Ridge Road	Fourth quarter	9.54	8.76
Raleigh, NC 27607

Annual Report on Form 10-KSB

A copy of Bank of Wilmington Corporation’s 2005 Annual Report on Form 10-KSB, as filed with the Securities and Exchange Commission, is available without charge to shareholders upon written request to Betty V. Norris, Senior Vice President/Treasurer, Bank of Wilmington Corporation, 1117 Military Cutoff Road, Wilmington, NC 28405.

This Annual Report serves as the annual financial disclosure statement furnished pursuant to the Federal Deposit Insurance Corporation’s rules and regulations. This statement has not been reviewed or confirmed for accuracy or relevance by the Federal Deposit Insurance Corporation.