Form 10-K, Exhibit 13
period 2006-12-31
Cape Fear Bank CORP
filed 2007-03-30
CIK 1334872

Exhibit 13

2006

Annual Report to Shareholders

Cape Fear Bank Corporation

Cape Fear Bank Corporation

Report of Management

Dear Cape Fear Bank Corporation Shareholders:

I am pleased to report that Cape Fear Bank Corporation experienced another year of solid performance, driven by double-digit loan and deposit growth. We earned $2.3 million this year, or $0.61 per diluted share, up 35.1 percent and 32.6 percent, respectively, from 2005 levels. Our name change came about at the right time—and for all the right reasons: clarity of purpose and a focus more aligned with the markets now served. While we operate with a new name, our legacy of delivering customer first banking continues today through the dedicated efforts of all Cape Fear Bank associates. We feel uniquely privileged. Our company is built on the rock-solid foundation of proven experience and the respect of Bank of Wilmington’s name. While our name has changed, much remains the same: we know our business, we know our markets, we know how to manage growth, we know our customers—and they know us.

Today, we are an even stronger, more responsive and more flexible organization, which will be better positioned—competitively and organizationally—in order to meet our customers’ needs. Cape Fear Bank’s success rests with strong leaders and performers in every corner of our business. Our talented team is deep in experience—and brimming with enthusiasm and ingenuity. Our associates bring a wealth of experience, values and vision to their roles. To a person, they are committed—deeply—to serving our customers and advancing our bank’s mission.

Total earning assets increased 22.1 percent, an increase of $73.9 million above the prior year, reaching $408.0 million at December 31, 2006. For the same twelve-month period, gross loans grew $56.0 million or 20.1 percent, while deposits increased $69.5 million or 24.5 percent. A more detailed discussion of what we have achieved and our plan for 2007 and beyond is provided on the following pages.

The past year proved to be a period of sustained improvement and opportunity at our bank. In April, we opened our Waterford office in Leland, our gateway into Brunswick County. And in October, we opened our permanent office in Surf City, our second location in Pender County. The performance of both offices has been outstanding and we are delighted that these communities have embraced our customer first banking philosophy. In November, we transitioned to “All Day Banking” giving our customers flexibility beyond the traditional two o’clock banking day “turnover.” Our customers now receive same day credit on all deposits made before five o’clock.

We are equally excited about complementing our two existing offices in Wilmington with a third located along Oleander Drive that will open in late spring. Our Sunset Beach office will enlarge our presence in fast growing Brunswick County and will benefit from a “quick start” in the second quarter of this year with a seasoned team of local professionals. Their combined skills, understanding of the market and dedication to quality customer satisfaction should yield positive results.

As we continue to expand within our region, we are prompted to consider other services that we feel support our mission as a full service community bank. After considerable research, we concluded that investor services was a meaningful next step in serving our customer base. As a result, we partnered with Market Street Advisors, LLC earlier this year. Both of our organizations have a common commitment to high quality customer service and unyielding integrity. To strengthen this arrangement, Market Street Advisors will maintain an office in our Main office. However, their representatives will be available to meet our clients in any of our branch locations. Both companies are committed to recognizing each other as valuable resources for our customers and we look forward to the rewards of this new association.

Each of these initiatives underscores our faithfulness to our disciplined growth strategy and each thoughtful step has been undertaken in the interest of creating greater shareholder value.

Larry W. Flowers has been our Chief Credit Officer and a member of our management team since our organization in 1998. After thoughtful consideration, Larry has elected to retire from his position effective February 28, 2007. While Larry will slow his day to day responsibilities, I am pleased that he will remain committed to our bank on a part time basis as a Senior Management Advisor. We are extremely fortunate to have been the beneficiaries of his counsel and leadership. He has been a tremendous source of advice and wisdom to me personally, and to the company. Larry’s influence has been immeasurable, his leadership has been magnificent and his management has been critically effective. He has seen us through unimaginable growth. We will strive to ensure that his retirement does not slow our momentum and that the standards he has set will remain our top priority.

I am pleased that A. Mark Tyler has been named Chief Banking Officer and R. James MacLaren has been named Chief Credit Officer and that both have joined our management team. Mark and James are incredibly gifted with strong backgrounds in their respective fields. The strength of their character and their professional acumen will serve our shareholders and our associates well.

I am continually grateful to my associates. Without their remarkable expertise and dedication, the quality of our customers’ experiences would fall far short of our standards and expectations. Our financial and operational performance will be matched, always, by an abiding commitment to integrity and stewardship—and to making the communities we serve better for our presence.

Before you turn the page, on behalf of the associates of Cape Fear Bank who work hard on your behalf every day, I would like to thank you personally for your continued support. We are in the midst of an exciting and dynamic time, and we are honored that you have chosen to grow with us.

Best regards,

Cameron Coburn

Chairman, President and CEO

Cape Fear Bank Corporation and Subsidiary

Selected Financial Information and Other Data

	At or for the Years Ended December 31,
	2006	2005	2004	2003	2002
	(Dollars in thousands, except share and per share data)
Income Statement Data:
Interest income	$28,196	$16,412	$8,596	$6,527	$6,747
Interest expense	15,302	7,113	2,742	2,103	2,927

Net interest income	12,894	9,299	5,854	4,424	3,820
Provision for loan losses	1,340	1,499	892	291	575
Noninterest income	1,093	1,048	746	512	447
Noninterest expense	9,324	6,381	4,626	3,628	3,055
Provision for income taxes	1,051	785	(66)	—	—

Net income	$2,272	$1,682	$1,148	$1,017	$637

Per share data and shares outstanding: (1)
Basic net income per share	$0.63	$0.47	$0.39	$0.52	$0.36
Diluted net income per share	0.61	0.46	0.38	0.51	0.36
Book value at period end	7.54	6.87	6.53	5.88	4.81
Weighted average number of common shares outstanding:
Basic	3,586,641	3,586,361	2,906,442	1,949,596	1,754,044
Diluted	3,709,236	3,671,619	2,982,550	1,992,181	1,768,487
Shares outstanding at period end	3,586,780	3,586,518	3,575,442	2,841,729	1,785,009

Balance sheet data:
Total assets	$424,885	$343,327	$201,533	$129,785	$112,762
Loans receivable	334,409	278,386	162,399	104,042	87,741
Allowance for loan losses	4,536	3,510	2,106	1,661	1,481
Other interest-earning assets	73,583	55,667	31,251	24,171	22,605
Total deposits	353,617	284,134	170,168	106,077	103,862
Borrowings	41,310	32,310	7,400	6,500	—
Shareholders’ equity	27,052	24,635	23,338	16,712	8,593

Selected average balances
Total assets	396,272	271,258	164,220	114,488	107,490
Loans, gross	311,226	217,604	130,734	92,269	86,144
Total interest-earning assets	386,323	262,669	159,404	112,590	103,792
Deposits	334,373	226,823	140,356	103,847	98,492
Total interest-bearing liabilities	337,004	222,138	132,166	95,995	91,498
Shareholders’ equity	25,643	24,167	17,803	9,801	8,171

Selected performance ratios:
Return on average assets	0.57%	0.62%	0.70%	0.89%	0.59%
Return on average shareholders’ equity	8.86%	6.96%	6.45%	10.38%	7.80%
Net interest margin (2)	3.34%	3.54%	3.67%	3.93%	3.68%
Net interest spread (3)	2.76%	3.05%	3.32%	3.61%	3.30%
Efficiency ratio (4)	66.66%	61.67%	70.09%	73.50%	71.60%

Asset quality ratios (at period end):
Nonperforming loans to period-end loans	0.10%	0.42%	0.61%	0.83%	0.73%
Allowance for loan losses to period-end loans	1.36%	1.26%	1.30%	1.60%	1.69%
Allowance for loan losses to nonperforming loans	1,296.00%	298.98%	212.02%	191.80%	230.69%
Nonperforming assets to total assets (5)	0.23%	0.34%	0.59%	0.67%	0.70%
Net loan chage-offs to average loans outstanding	0.10%	0.04%	0.34%	0.12%	0.30%

	At or for the Years Ended December 31,
	2006	2005	2004	2003	2002
	(Dollars in thousands, except share and per share data)
Capital and liquidity ratios:
Total Capital Ratio	11.80%	13.29%	14.87%	16.98%	10.74%
Tier 1 Capital Ratio	10.12%	12.09%	13.64%	15.73%	9.48%
Leverage Capital Ratio	9.22%	10.69%	12.29%	13.92%	7.70%
Equity to assets ratio	6.37%	7.18%	11.57%	12.88%	7.62%

Other Data:
Full service branch offices	5	3	3	2	2
Loan production offices	—	—	—	1	—
Full-time employees	90	62	50	36	30

(1)

Computed based on the weighted average number of shares outstanding during each period. Basic and diluted net income per share has been computed based on the weighted average number of shares outstanding during each period after retroactively adjusting for a 5% stock dividend on June 30, 2006.

(2)	Net interest margin is net interest income divided by average interest-earning assets.
(3)	Net interest spread is the difference between the average yield on interest-earning assets and the average cost of interest bearing liabilities.
(4)	Efficiency ratio is noninterest expense divided by the sum of net interest income and noninterest income.
(5)	Nonperforming assets consist of non-accruing loans, restructured loans and foreclosed assets, where applicable.

Cape Fear Bank Corporation and Subsidiary

Quarterly Financial Data

	Year Ended December 31, 2006				Year Ended December 31, 2005
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(In thousands, except per share data)
Operating Data:
Total interest income	$7,796	$7,477	$6,757	$6,166	$5,363	$4,418	$3,676	$2,955
Total interest expense	4,509	4,126	3,587	3,079	2,566	1,949	1,496	1,102

Net interest income	3,287	3,351	3,170	3,087	2,797	2,469	2,180	1,853
Provision for loan losses	220	436	391	293	388	355	392	365

Net interest income after provision	3,067	2,915	2,779	2,794	2,409	2,114	1,788	1,488
Noninterest income	248	267	337	240	292	264	246	248
Noninterest expense	2,577	2,393	2,280	2,074	1,794	1,735	1,459	1,393

Income before income taxes	738	789	836	960	907	643	575	343
Provision for income taxes	150	231	314	356	270	221	192	102

Net income	$588	$558	$522	$604	$637	$422	$383	$241

Per Share Data:
Earnings per share-basic	$0.16	$0.16	$0.15	$0.17	$0.18	$0.12	$0.11	$0.07
Earnings per share-diluted	0.16	0.15	0.14	0.16	0.17	0.11	0.10	0.07
Common stock price:
High	$12.85	$12.99	$13.05	$11.70	$10.33	$10.43	$10.22	$9.01
Low	11.10	12.10	11.33	10.19	9.52	9.20	8.00	8.57

Cape Fear Bank Corporation and Subsidiary

Management’s Discussion and Analysis

Management’s discussion and analysis is intended to assist readers in the understanding and evaluation of the financial condition and consolidated results of operations of Cape Fear Bank Corporation (the “Company”). The analysis includes detailed discussions for each of the factors affecting the Company’s operating results and financial condition for the years ended December 31, 2006, 2005, and 2004. It should be read in conjunction with the audited consolidated financial statements and accompanying notes included in this report, the supplemental financial data appearing throughout this discussion and analysis, and referenced financial data tables included in the Company’s 2006 Form 10-K. Because the Company has no operations and conducts no business on its own other than owning Cape Fear Bank (the “Bank”) and BKWW Statutory Trust I (the “Trust”), the discussion contained in this Management’s Discussion and Analysis concerns primarily the business of the Bank. However, for ease of reading and because the financial statements are presented on a consolidated basis, the Company and its subsidiaries are collectively referred to herein as the Company unless otherwise noted.

DESCRIPTION OF BUSINESS

The Company’s headquarters and operations are located in Wilmington, North Carolina and it conducts business primarily in New Hanover, Pender and Brunswick Counties. Cape Fear Bank Corporation is a North Carolina-chartered bank holding company incorporated on June 20, 2005 for the sole purpose of serving as the parent holding company for Cape Fear Bank, a North Carolina state-chartered bank that began banking operations on June 22, 1998. On September 1, 2005, Cape Fear Bank Corporation completed a reorganization and share exchange in which Cape Fear Bank became our wholly-owned subsidiary. Upon formation, one share of the Bank’s $3.50 par value common stock was exchanged for one newly issued share of the Company’s $3.50 par value common stock. In addition, on October 4, 2005, the Company formed a new unconsolidated wholly-owned subsidiary, BKWW Statutory Trust I, to facilitate the issuance of trust preferred securities. The Company currently has no operations and conducts no business on its own other than owning the Bank and the Trust. The formation of the Company had no impact on the operations of the Bank. The consolidated capitalization, assets, liabilities, income and expenses of the Company immediately following its formation were substantially the same as those of the Bank immediately prior to the formation.

We engage in a general, community-oriented commercial and consumer banking business. The primary business of the Company is to solicit deposits and invest those funds by originating loans in its established market area. The Company’s lending activities are oriented to the small-to-medium sized business as well as to the consumer/retail customer located in New Hanover, Pender and Brunswick Counties. The Company offers commercial, consumer, and mortgage lending products. Funds are also invested, to a lesser extent, in investment securities, Federal funds and interest earning accounts with correspondent banks. The deposit services offered by the Company include small business and personal checking, savings accounts and certificates of deposit. The Company concentrates on customer relationships in building deposit base. Additional sources of funding available to the Company include borrowings from the Federal Home Loan Bank of Atlanta, Federal funds purchased from correspondent banks and brokered certificates of deposit.

The Company operates four full-service branch locations in addition to its corporate headquarters and Main Office at 1117 Military Cutoff Road in Wilmington, NC. The other branches are located at 3702 South College Road in Wilmington, NC; Unit 1-A, 14572 US Highway 17 in Hampstead, NC; 13500 Highway 50, Suite 101 in Surf City, NC; and 503 Olde Waterford Way, Suite 104 in Leland, NC. The Company is also expanding in its New Hanover County market by opening a full-service branch in second quarter 2007 at 4008 Oleander Drive, Wilmington, NC and another full-service office in the Sunset Beach community in Brunswick County in second quarter 2007 as well.

On December 31, 2006 and 2005, the Company had total consolidated assets of approximately $424.9 million and $343.3 million, respectively; total consolidated loans of approximately $334.4 million and $278.4 million, respectively; total consolidated deposits of approximately $353.6 million and $284.1 million, respectively; and total consolidated shareholders’ equity of approximately $27.1 million and $24.6 million, respectively. The Company’s deposits are insured under the FDIC’s Deposit Insurance Fund to the maximum amount permitted by law.

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

FINANCIAL CONDITION

DECEMBER 31, 2006 and 2005

The Company’s growth moderated in 2006 compared with the significant growth of 2005. The Company ended December 31, 2006 with total assets of $424.9 million, an increase of $81.6 million or 23.8% compared to December 31, 2005 with total assets of $343.3 million, an increase of $141.8 million or 70.4% from the year ended December 31, 2004. The moderated growth in 2006 is attributed to the economic slow down in real estate markets. Although the national and state real estate markets have slowed dramatically, the coastal real estate markets in which Cape Fear Bank Corporation operates have experienced a more moderate decline. During 2005, the Company had an aggressive growth plan designed to leverage the $5.5 million in additional capital received from a common stock offering completed in the fourth quarter of 2004. Loan demand was high in the growing coastal real estate market. Therefore, to take advantage of future growth opportunities, the Company formed a statutory trust that issued $10 million in trust preferred securities in the fourth quarter of 2005 to obtain additional funds to augment the Bank’s regulatory capital for even further leverage. The Company implemented its expansion plans with the opening of two new full-service branches, both in April 2006. The Surf City branch was its second location in Pender County and the Waterford branch was its first venture into the fast growing Brunswick County market. Additional branches are planned during 2007 as well. Total customer deposits increased by $69.5 million or 24.5% during 2006 compared with an increase of $114.0 million or 67.0% during 2005. The deposit growth included $20.3 million and $42.1 million in 2006 and 2005, respectively, in Internet and brokered deposits. The $69.5 million deposit growth in 2006, combined with net income of $2.3 million and additional borrowings of $9.0 million provided funding for the growth of $20.9 million in investments available for sale and $56.0 million in total loans receivable during the current year. Total shareholders’ equity increased by $2.4 million during 2006, principally due to the retention of net income of $2.3 million earned during the year. The Company’s regulatory capital was successfully maintained at “well capitalized” levels throughout the period.

Total earning assets increased $73.9 million or 22.1% during the year, increasing from $334.1 million at year end 2005 to $408.0 million at year end 2006. Loans made up the largest percentage of the increase. Gross loans increased by $56.0 million or 20.1%, from $278.4 million at December 31, 2005 to $334.4 million at December 31, 2006. Construction loans experienced the most significant net growth during the year, increasing $41.1 million or 35.2%, from $116.6 million to $157.7 million. Although moderated from the previous year growth, the continued increase in construction real estate loans was aided by the population growth in the Company’s market area and the efforts of specialized construction lenders on its staff. Net growth in other loan categories were as follows: commercial mortgage loans increased $6.7 million or 7.7% from $87.3 million to $94.0 million, home equity lines of credit increased $6.4 million or 26.5% from $24.3 million to $30.7 million, residential mortgage loans increased $2.7 million or 8.3%, from $32.4 million to $35.0 million, commercial and industrial loans remained flat at $14.5 million, and consumer loans decreased $1.1 million or 30.7%, from $3.5 million to $2.4 million.

The composition of the loan portfolio, by category, at December 31, 2006 is as follows: 47.1% construction loans, 28.1% commercial mortgage loans, 10.5% residential mortgages, 9.2% home equity lines of credit, 4.4% commercial and industrial, and 0.7% consumer. The composition of the loan portfolio, by category, as of December 31, 2005 was as follows: 41.9% construction loans, 31.3% commercial mortgage loans, 11.6% residential mortgages, 8.7% home equity lines of credit, 5.2% commercial and industrial loans, and 1.3% consumer loans.

The amortized cost of the Company’s investment portfolio was $70.1 million and the fair market value was $69.6 million at December 31, 2006. The amortized cost of the Company’s investment portfolio was $49.5 million and the fair market value was $48.7 million at December 31, 2005. All investments are accounted for as available for sale under Financial Accounting Standards Board (“FASB”) No. 115 and are presented at their fair market value. The investment portfolio experienced a net increase of $20.9 million or 43.0% in 2006 compared to an increase of $22.2 million or 84.0% in 2005, increasing from $48.7 million at year end 2005 to $69.6 million at year end 2006. The largest category increase in the investment portfolio was in mortgage backed securities, increasing $9.6 million or 38.0%, from $25.1 million to $34.7 million. The Company continued its investment in municipal bonds to take advantage of the tax-effect yield since becoming fully taxable in 2005. Municipal bonds increased by $7.3 million or 42.7%, growing from $17.1 million to $24.4 million. U.S. agency securities increased $4.0 million or 69.2%, from $5.9 million to $9.9 million at year end 2006. The Company’s investment portfolio consisted of U.S. Government agency securities, municipal bonds, collateralized mortgage obligations (CMOs), mortgage-backed securities, and corporate bonds. The Company also owned $2.1 million of Federal Home Loan Bank stock at December 31, 2006 compared with $1.4 million at December 31, 2005. The Company had $298 thousand in time deposits in other banks and $1.6 million in funds invested in short-term overnight deposits at Federal Home Loan Bank of Atlanta at December 31, 2006. At year end 2005, there was $5.4 million invested in short-term overnight deposits at Federal Home Loan Bank of Atlanta and $199 thousand in time deposits in other banks.

Non-interest earning assets total $21.4 million at December 31, 2006 versus $12.8 million at December 31, 2005, increasing by $8.6 million or 67.6%. Premises and equipment totaled approximately $3.0 million at December 31, 2006, reflecting a $1.1 million net increase over the prior year. The Company opened two full service branches during April 2006, one in Surf City, NC and one in Leland, NC, which accounts for most of the increase. In addition it added a credit administration support facility located behind its Main Office headquarters during June 2006. The Company has $5.5 million invested in bank owned life insurance at December 31, 2006. This investment increased in cash surrender value by $195 thousand during 2006. Cash and due from banks increased $5.4 million or 288.8% from $1.9 million to $7.2 million at year end 2006. A portion of the cash increase was $5 million in an overnight transit cash letter that was transferred to an interest-earning account the next day. The Company also had an Other Real Estate Owned property valued at $616 thousand at year end 2006 versus none at year end 2005. Accrued interest receivable increased by $550 thousand due to the higher volume of earning assets. Other assets increased by $820 thousand primarily due to an increase in equity investment in the Trust and changes in deferred tax assets.

Total deposits increased by $69.5 million or 24.5%, growing from $284.1 million at December 31, 2005 to $353.6 million at December 31, 2006. The time deposit growth for 2006 included $20.3 million of Internet and brokered deposits. Time deposits experienced the greatest increase, growing by $47.9 million or 21.8%, from $220.2 million at year end 2005 to $268.1 million at year end 2006. Savings accounts grew by $8.6 million or 330.0% due to a special rate promotion in the last half of 2006. Increases in other deposit categories included $7.0 million in non-interest bearing demand deposits growing to $33.1 million and $6.0 million in money market and NOW accounts growing to $41.3 million, which can be attributed to the Company’s branching initiatives.

The composition of the deposit base, by category, at December 31, 2006 is as follows: 75.8% in time deposits, 11.7% in money market and NOW accounts, 9.4% in non-interest bearing demand deposits, and 3.1% in savings accounts. The composition of the deposit base, by category, at December 31, 2005 was as follows: 77.5% in time deposits, 12.4% in money market and NOW accounts, 9.2% in non-interest bearing demand deposits, and 0.9% in savings accounts. At December 31, 2006 the Company had $131.0 million in time deposits of $100 thousand or more compared to $96.0 million at December 31, 2005. Earning assets growth during 2006 required the Company to rely more heavily on retail and brokered time deposits as a source of funds.

Total borrowings increased by $9.0 million, from $32.3 million at December 31, 2005 to $41.3 million at December 31, 2006. Total borrowings at December 31, 2006 consisted of $3.0 million in short-term and $28.0 million in long-term Federal Home Loan Bank advances in addition to the $10.3 million in junior subordinated debt issued to the Trust in connection with the issuance of trust preferred securities. At December 31, 2005 total borrowings consisted of $22.0 million in long-term Federal Home Loan Bank advances in addition to the $10.3 million in junior subordinated debt issued to the Trust in connection with the issuance of trust preferred securities.

Accrued expenses and other liabilities increased by $658 thousand to $2.9 million at December 31, 2006 compared to $2.2 million at December 31, 2005. Accrued interest payable increased due to the volume of interest-bearing liabilities added during 2006 combined with the effects of rate increases on deposits. Also contributing to the increase in accrued expenses was approximately $348 thousand of expenses associated with the supplemental retirement plan for certain officers and directors.

Total stockholders equity increased by $2.4 million between December 31, 2005 and December 31, 2006. The increase was principally the result of net income for 2006 of $2.3 million.

RESULTS OF OPERATIONS FOR THE YEARS ENDED

DECEMBER 31, 2006, 2005 AND 2004

Overview.    The Company achieved net income of $2.3 million in 2006, an increase of $590 thousand or 35.1% from net income of $1.7 million in 2005. Net income increased $534 thousand or 46.5% in 2005 from net income of $1.1 million in 2004. Net income increased $131 thousand or 12.9% in 2004 from year end 2003. On a per share basis, net income for 2006 was $0.63 per share basic and $0.61 per share diluted as compared with $0.47 per share basic and $0.46 per share diluted in 2005 and $0.39 per share basic and $0.38 per share diluted in 2004. The earnings per basic and diluted share were restated for the prior periods for a 5% stock dividend effective June 30, 2006. The improvement in net operating results for 2006 is primarily attributable to a $3.6 million increase in net interest income from 2005 to 2006, achieved principally as a result of significant growth in interest earning assets over the past year, leveraged with the growth in 2005. Net interest income increased $3.4 million from 2004 to 2005 from the growth in interest earning assets as well. During 2004, net interest income only increased by $1.4 million. The 2006 net interest income increase of $3.6 million, combined with a $45 thousand increase in non-interest income and a $159 thousand reduction in the provision for loan losses, was tempered by a $2.9 million growth related increase in non-interest expenses. The 2005 increased net interest income of $3.4 million, combined with an increase of $302 thousand in non-interest income, was tempered by an increase of $607 thousand in loan loss provision and growth related increases of $1.8 million in non-interest expenses. In 2004, the $1.4 million net interest income increase plus the $233 thousand increase in non-interest income was offset by the $601 thousand increase in the provision for loan losses and the $997 thousand growth related increase in non-interest expenses. The Company recorded a tax provision of $1.1 million in 2006. The Company became fully taxable during 2005, recording an income tax provision of $785 thousand versus an income tax benefit of $66 thousand in 2004. This difference was principally due to adjustments to the valuation allowance associated with deferred tax assets. Return on average assets was 0.57%, 0.62% and 0.70% for the years ended December 31, 2006, 2005 and 2004, respectively. Return on average equity for the years ended December 31, 2006, 2005, and 2004 was 8.86%, 6.96%, and 6.45%, respectively. Net interest margin pressure and growth related non-interest expenses along with the 46.1% increase in total average assets in 2006 contributed to the decline in return on average assets. The 65.2% increase in total average assets along with the income tax expense in 2005 contributed to the decline in that year. There was a tax benefit recorded in 2004. In 2004, there was a 43.4% increase in total average assets.

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

Net interest income for 2006 increased to $12.9 million, a $3.6 million or 38.7% increase from the $9.3 million earned in 2005. The 2005 $9.3 million was a $3.4 million or 58.8% increase from the $5.9 million earned in 2004. The significant growth in average interest-earning assets of $123.7 million from $262.7 million during 2005 to $386.3 million during 2006 was the primary reason for the improvement in the level of net interest income. This was leveraged with the significant growth in average interest-earning assets of $103.3 million from $159.4 million during 2004 to $262.7 million during 2005 which resulted in the improvement in the level of net interest income in that year as well. Average interest earning assets grew $46.8 million or 41.6% in 2004 resulting in improvement in net interest income. In 2006, the

Company benefited from the increase in the level of interest-earning assets coupled with the effects of a 105 basis point increase in the average yield on those assets from 6.25% at the end of 2005 to 7.30% at the end of 2006. In 2005, the Company again benefited from the increase in the level of interest-earning assets coupled with the effects of an 86 basis point increase in the average yield on those assets from 5.39% at the end of 2004 to 6.25% at the end of 2005. In 2004, the increase in average interest-earning assets offset the 41 basis point decline in the average yield on those assets from 5.80% down to 5.39% at year end 2004. The Company continued to increase its investment in higher yielding municipal securities during 2006, increasing $7.3 million. In 2005, the Company made a significant increase, $16.7 million, in higher yielding municipal securities in its investment portfolio with its fully taxable status in 2005 and had a minimal investment of $403 thousand in municipal securities in 2004.

The Company’s average interest-bearing liabilities increased by $114.9 million or 51.7% in 2006, $90.0 million, or 68.1% in 2005, and $36.2 million or 37.7% in 2004, consistent with its increase in interest-earning assets for those years. While the average cost of interest-bearing liabilities increased by 134 basis points from 3.20% to 4.54% in 2006 and 113 basis points from 2.07% to 3.20% in 2005, the impact was mitigated by the volume increase in interest-earning assets. In 2004, the cost of interest-bearing liabilities declined 12 basis points from 2.19% to 2.07%. While net interest income increased significantly from period to period, the net interest spread and margin both decreased in 2006, 2005, and 2004. For the year ending December 31, 2006, net interest spread was 2.76% and net interest margin was 3.34%. For the year ending December 31, 2005, net interest spread was 3.05% and net interest margin was 3.54%. For the year ending December 31, 2004, net interest spread was 3.32% and net interest margin was 3.67%. The Company’s increased reliance on interest-bearing liabilities to fund earning assets caused the decline in interest margin and spread in each of the years. The ratio of average interest-earning assets to average interest-bearing liabilities was 114.63%, 118.25%, and 120.61% at December 31, 2006, 2005, and 2004, respectively.

Total average interest earning assets were $386.3 million, increasing by $123.7 million or 47.1% in 2006, $262.7 million, increasing by $103.3 million or 64.8% in 2005 and $159.4 million, increasing by $46.8 million or 41.6% in 2004. Average loans outstanding were $311.2 million, increasing by $93.6 million or 43.0% in 2006, $217.6 million, increasing $86.9 million or 66.4% in 2005, and $130.7 million, increasing $38.5 million or 41.7% in 2004. The average balance of investment securities grew by $24.3 million or 68.7% to $59.6 million for 2006, $13.6 million or 62.8% to $35.3 million for 2005, and $5.8 million or 36.4% to $21.7 million for 2004. Other average interest earning assets grew to $15.5 million, $9.7 million, and $7.0 million in 2006, 2005, and 2004, respectively. Total average interest-bearing liabilities increased by $114.9 million in 2006, with interest-bearing deposits increasing $99.2 million or 48.9% and borrowings increasing $15.7 million or 80.6%. In 2005, average interest-bearing liabilities increased $90.0 million with average interest-bearing deposits increasing by $76.1 million or 60.1% and borrowings increasing by $13.9 million or 251.8%. In 2004, average interest-bearing liabilities increased $36.2 million with average interest-bearing deposits increasing by $31.1 million or 32.6% and borrowings increasing by $5.0 million or 1,034.9%.

Total interest income increased by $11.8 million, $7.8 million, and $2.1 million for 2006, 2005, and 2004, respectively. The total interest income increase for 2006 was the combined net result of an $8.2 million increase due to growth in earning assets and a $3.6 million increase due to the increase in yield. The 2005 increase was the combined net result of a $6.1 million increase due to growth in earning assets and a $1.7 million increase due to the increase in yield. The 2004 increase was the net result of a $2.6 million increase in growth of earning assets and a $536 thousand decrease in yield. Total interest expense increased by $8.2 million, $4.4 million, and $639 thousand for 2006, 2005, and 2004, respectively. The increase in 2006 was the combined net result of a $4.4 million increase due to growth of interest-bearing liabilities and a $3.8 million increase in rate. The increase in 2005 was the net result of a $2.5 million increase due to growth of interest-bearing liabilities and a $1.9 million increase in rate. The increase in 2004 was the net result of an $831 thousand increase due to growth in interest-bearing liabilities and a $192 thousand decrease in rate.

Provision for Loan Losses.    The Company recorded a $1.3 million, $1.5 million and an $892 thousand provision for loan losses in 2006, 2005 and 2004, respectively. The $159 thousand decrease in the provision for loan losses in 2006 is a reflection of the moderated growth in total loans outstanding as well as a reduction in nonperforming loans in 2006. The $607 thousand increase in the provision for loan losses for 2005 as compared to the same period in 2004 resulted mainly from growth in total loans outstanding during 2005. The provision for loan losses also increased by $601 thousand in 2004 due to growth in total loans outstanding. Provisions for loan losses are charged to income to bring the allowance for loan losses to a level that management deems appropriate. In evaluating the allowance for loan losses, management considers factors that include growth, composition and industry diversification of the portfolio, historical loan loss experience, current delinquency levels, adverse situations that may affect a borrower’s ability to repay, estimated value of any underlying collateral, prevailing economic conditions and other relevant factors.

Total loans outstanding increased by $56.0 million, $116.0 million, and $58.4 million during 2006, 2005, and 2004, respectively. The allowance for loan losses was $4.5 million, $3.5 million, and $2.1 million for 2006, 2005, and 2004, respectively, representing 1.36%, 1.26% and 1.30%, respectively, of loans outstanding, and 1,296.00%, 298.98% and 212.02%, respectively, of nonperforming loans. Although loan growth moderated in 2006, the increase in the percentage of loan loss allowance to total loans outstanding in the current year is due to management’s recognition of the risk associated with the Company’s high concentration in construction and commercial real estate lending with the slow down in the real estate market. In 2005 and 2004, the percentage of loan loss allowance to total loans outstanding decreased even with the large growth in loans outstanding. Management believed the overall quality of the remaining portfolio had improved; hence, the level of loan loss allowance to nonperforming loans increased for the 2005 and 2004 periods. Nonperforming loans to total loans outstanding has decreased each year to 0.10%, 0.42%, and 0.61% for 2006, 2005, and 2004, respectively.

Non-Interest Income.    Non-interest income was $1.1 million, $1.0 million, and $746 thousand for 2006, 2005, and 2004, respectively. Service fees and charges, which represent a relatively stable and predictable source of non-interest income, totaled $713 thousand, $644 thousand and $540 thousand for 2006, 2005, and 2004, respectively. Contributing to non-interest income were fees produced by our mortgage origination department, $223 thousand, $203 thousand, and $105 thousand in 2006, 2005, and 2004, respectively, and income from our investment in bank-owned life insurance, $196 thousand, $199 thousand, and $106 thousand, in 2006, 2005, and 2004, respectively. The Company purchased $5.0 million in bank owned life insurance in July 2004 to fund supplemental retirement benefits for certain officers and directors under arrangements that were implemented during 2005. The 2006 year included $91 thousand of recovered expenses related to a loan charged off in 2003.

Non-Interest Expenses.    Non-interest expenses totaled $9.3 million, $6.4 million, and $4.6 million for 2006, 2005, and 2004, respectively. As a percentage of average assets, total non-interest expenses remained the same, at 2.35%, for 2006 and 2005, decreasing from 2.82% in 2004. While we added additional overhead related to expanding our staff and facilities, we aggressively grew our loan portfolio to accommodate the extra expense. Salaries and employee benefits increased the most in this category as a result of personnel additions, normal compensation adjustments, higher costs for group insurance coverage, and incentive awards made in recognition of our improvement in performance. The number of employees increased by 28, 12, and 14 employees in 2006, 2005, and 2004, respectively. Total salaries and employee benefits increased by $1.5 million, $861 thousand, and $679 thousand in 2006, 2005, and 2004, respectively. Also, the Company recognized expenses of $298 thousand in 2006 and $211 thousand in 2005 related to the 2005 implementation of supplemental retirement benefits for certain officers and directors versus none for this activity in 2004. Occupancy and equipment costs increased by $556 thousand, $195 thousand and $109 thousand in 2006, 2005, and 2004, respectively. The large increase in 2006 was due to the addition of two new full-service branches, one in Pender County and one in Brunswick County, and the leasing of space for the credit administration department. The 2005 occupancy and equipment costs were the result of leasing a support services facility, expansion of the Hampstead branch and remodeling of the Main Office second floor. The 2004 expenses reflected the addition of the Hampstead branch. Other non-interest expenses increased by $876 thousand, $699 thousand, and $210 thousand for 2006, 2005, and 2004, respectively. The 2006 increases included an increase of $189 thousand in data processing and other outsourced services as a result of growth, a $227 thousand increase in advertising costs related to the Company’s name change and branch openings, and a $91 thousand non-recurring charge related to changes in check processing vendor. The 2005 increases included an increase of $200 thousand in data processing and other outsourced services as a result of growth and additional services, an increase of $76 thousand in advertising costs, and an increase of $74 thousand in expenses related to the formation of the holding company. The 2004 expenses included an increase of $48 thousand in data processing and check processing with branch expansion and a $61 thousand increase in advertising costs. Other increases in each of the years resulted principally from the Company’s growth. The Company has further expansion plans for 2007 with the addition of two new full-service branches, one in New Hanover County and one in Brunswick County. Management believes that salary and occupancy expenses will increase in the near-term as the Company pursues growth in accordance with its strategic plan. Also, data processing expense is tied closely to transaction and account volumes so these expenses should increase as the Company continues to grow.

The Company recorded an income tax expense of $1.1 million and $785 thousand for the years ended December 31, 2006 and 2005, respectively, compared to an income tax benefit of $66 thousand for the year ended December 31, 2004. The difference from 2004 to 2005 is principally due to adjustments to the valuation allowance associated with deferred tax assets. The Company’s effective tax rate was 31.6%, 31.8%, and 32.9% in 2006, 2005, and 2004, respectively. The overall lower effective tax rate in the 2006 and 2005 years is primarily the result of an overall greater proportion of pre-tax income in those years being comprised of non-taxable income earned on bank owned life insurance and municipal securities.

Average Balances and Average Rates Earned and Paid.    Table 1 in the 2006 Form 10-K sets forth, for the periods indicated, information with regard to average balances of assets and liabilities, as well as the total dollar amounts of interest income from interest-earning assets and interest expense on interest-bearing liabilities, resultant yields or costs, net interest income, net interest spread, net interest margin and ratio of average interest-earning assets to average interest-bearing liabilities. Nonaccrual loans have been included in determining average loans.

Rate/Volume Analysis.    Table 2 in the 2006 Form 10-K analyzes the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. The table distinguishes between (i) changes attributable to volume (changes in volume multiplied by the prior period’s rate), (ii) changes attributable to rate (changes in rate multiplied by the prior period’s volume), and (iii) net change (the sum of the previous columns). The change attributable to both rate and volume (changes in rate multiplied by changes in volume) has been allocated equally to both the changes attributable to volume and the changes attributable to rate.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s sources of funds are customer deposits, cash and demand balances due from other banks, interest-earning deposits in other banks and investment securities available for sale. These funds, together with loan repayments, are used to make loans and to fund continuing operations. In addition, the Company had credit availability with the Federal Home Loan Bank of Atlanta (“FHLB”) of approximately $63.7 million at December 31, 2006. It also had a credit line with various financial institutions in the amount of $11.6 million in 2006. The Company had $31.0 million and $22.0 million in borrowings outstanding under FHLB advances at December 31, 2006 and 2005, respectively. In addition, the Company had $10.3 million in subordinated long-term debt payable to the Trust outstanding in both 2006 and 2005. Management utilizes these borrowings to help manage its cash flow, cost of funds, interest sensitivity and gap position.

Total deposits were $353.6 million and $284.1 million at December 31, 2006 and 2005, respectively. Because loan demand has exceeded the rate of growth in core deposits, the Company has relied heavily on time deposits as a source of funds. Certificates of deposit are the only deposit accounts that have stated maturity dates, and those deposits are generally considered to be rate sensitive. At December 31, 2006 and 2005, time deposits represented 75.8% and 77.5%, respectively, of total deposits. Certificates of deposit of $100 thousand or more represented 37.1% and 33.8%, respectively, of total deposits at December 31, 2006 and 2005. The Company has certificates of deposit acquired by advertising rates on the Internet and some obtained through deposit brokers. On December 31, 2006, those out-of-market deposits amounted to approximately $94.4 million, or approximately 26.7% of total deposits and approximately 35.2% of total certificates of deposit. On December 31, 2005, those out-of-market deposits amounted to approximately $83.8 million, or approximately 29.5% of total deposits and approximately 38.1% of total certificates of deposit. The Company uses brokered certificates of deposit as an alternative funding source. Brokered deposits represent a source of fixed rate funds that do not need to be collateralized like Federal Home Loan Bank borrowings. The Company expects to continue to utilize the brokered deposit market in the future. With the exception of these out-of-market deposits, management believes most of its other time deposits are relationship-oriented and, while it will be necessary to pay competitive rates to retain those deposits at their maturities, there are other subjective factors that will determine their continued retention. Based upon prior experience, management anticipates that a substantial portion of outstanding certificates of deposit will renew upon maturity.

Management anticipates that it will rely primarily upon customer deposits, loan repayments and current earnings to provide liquidity, and will use funds thus generated to make loans and to purchase securities, primarily securities issued by the federal government and its agencies, municipals, and mortgage-backed securities. As of December 31, 2006, liquid assets (cash and due from banks, interest-earning bank deposits, federal funds sold, time deposits in other banks and investment securities available for sale) were approximately $78.7 million, which represented 18.5% of total assets and 22.3% of total deposits. At December 31, 2006, outstanding commitments to extend credit were $23.3 million, stand-by letters of credit totaled $1.2 million and available line of credit balances totaled $71.2 million. As of December 31, 2005, liquid assets (cash and due from banks, interest-earning bank deposits, federal funds sold, time deposits in other banks and investment securities available for sale) were approximately $56.1 million, which represented 16.3% of total assets and 19.8% of total deposits. Management believes that the combined aggregate liquidity position of the Company is sufficient to meet the funding requirements of loan demand and deposit maturities and withdrawals in the near term.

The Company and the Bank are subject to minimum capital requirements. The Selected Financial Information and Other Data table presented prior to this discussion indicates the Company’s capital ratios at December 31, 2006. All capital ratios place the Company and the Bank in excess of the minimum necessary to be considered “well capitalized” under regulatory guidelines.

ASSET/LIABILITY MANAGEMENT

The Company’s results of operations depend substantially on its net interest income. Like most financial institutions, the Company’s interest income and cost of funds are affected by general economic conditions and by competition in the market place.

The purpose of asset/liability management is to provide stable net interest income growth by protecting the Company’s earnings from undue interest rate risk arising from volatile interest rates and changes in the balance sheet mix, and by managing the risk/return relationships between liquidity, interest rate risk, market risk, and capital adequacy. The Company maintains, and has complied with, an asset/liability management policy approved by its Board of Directors that provides guidelines for controlling exposure to interest rate risk by utilizing the following ratios and trend analysis: liquidity, equity, volatile liability dependence, portfolio maturities, maturing assets and maturing liabilities. The Company’s policy is to control the exposure of its earnings to changing interest rates by generally endeavoring to maintain a position within a narrow range around an “earnings neutral position,” which is defined as the mix of assets and liabilities that generate a net interest margin that is least affected by interest rate changes.

When suitable lending opportunities are not sufficient to utilize available funds, the Company has generally invested such funds in securities, primarily securities issued by governmental agencies, municipals, and mortgage-backed securities. Its securities portfolio contributes to profits and plays an important part in the overall interest rate risk management. However, management of the securities portfolio alone cannot balance overall interest rate risk. The securities portfolio must be used in combination with other asset/liability techniques to actively manage the balance sheet. The primary objectives in the overall management of the securities portfolio are safety, liquidity, yield, asset/liability management (interest rate risk), and investing in securities that can be pledged for public deposits.

In reviewing the Company’s needs with regard to proper management of its asset/liability program, management estimates its future needs, taking into consideration historical periods of high loan demand and low deposit balances, estimated loan and deposit increases (due to increased demand through marketing), and forecasted interest rate changes.

The analysis of an institution’s interest rate gap (the difference between the repricing of interest-earning assets and interest-bearing liabilities during a given period of time) is a standard tool for the measurement of exposure to interest rate risk. The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2006 that are projected to reprice or mature in each of the future time periods shown. Except as stated below, the amounts of assets and liabilities shown which reprice or mature within a particular period were determined in accordance with the contractual terms of the assets or liabilities. Loans with adjustable rates are shown as being due at the end of the next upcoming adjustment period. In making the gap computations, assumptions made regarding prepayment rates and deposit decay rates have been used for interest-earning assets or interest-bearing liabilities. Loan prepayment rates were provided by Vining Sparks IBG, L.P.’s Portfolio Strategies Group based on their experience in a national banking market with a normal mix of loans. Deposit decay rates were derived from the proprietary model from the Office of the Comptroller of the Currency’s Risk Analysis Division. In addition, the table reflects scheduled principal payments which will be received throughout the lives of the loans. The interest rate sensitivity of the Company’s assets and liabilities illustrated in the following table would vary substantially if different assumptions were used or if its actual experience differs from that indicated by the assumptions.

	Terms to Repricing at December 31, 2006
	Within 3 Months	4 to 12 Months	1 Year to 5 Years	Over 5 Years	Total
	(Dollars in thousands)
Interest-earning assets:
Loans receivable:
Adjustable rate	$212,855	$—	$4	$50	$212,909
Fixed rate	14,695	19,092	86,937	776	121,500
Investment securities available for sale	944	2,733	29,076	36,812	69,565
Interest-earning and time deposits in other banks	1,738	99	100	—	1,937
Stock in FHLB of Atlanta	2,081	—	—	—	2,081

Total interest-earning assets	$232,313	$21,924	$116,117	$37,638	$407,992

Interest-bearing liabilities:
Deposits:
Money market, NOW and savings	$7,301	$16,687	$28,483	$—	$52,471
Time	31,250	89,543	16,255	—	137,048
Time over $100,000	26,305	72,828	31,899	—	131,032
Borrowings	24,310	3,000	6,000	8,000	41,310

Total interest-bearing liabilities	$89,166	$182,058	$82,637	$8,000	$361,861

Interest sensitivity gap per period	$143,147	$(160,134)	$33,480	$29,638	$46,131
Cumulative interest sensitivity gap	$143,147	$(16,987)	$16,493	$46,131	$46,131
Cumulative gap as a percentage of total interst-earning assets	35.09%	-4.16%	4.04%	11.31%	11.31%
Cumulative interst-earning assets as a percentage of interest-bearing liabilities	260.54%	93.74%	104.66%	112.75%	112.75%

MARKET RISK

Market risk reflects the risk of economic loss resulting from adverse changes in market price and interest rates. This risk of loss can be reflected in diminished current market values and/or reduced potential net interest income in future periods. Our market risk arises primarily from interest rate risk inherent in our lending and deposit-taking activities. The structure of our loan and deposit portfolios is such that a significant decline in interest rates may adversely impact net market values and net interest income. We do not maintain a trading account nor are we subject to currency exchange risk or commodity price risk. Interest rate risk is monitored as part of the bank’s asset/liability management function.

Table 6 in the 2006 Form 10-K sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2006, which are projected to reprice or mature in each of the future time periods shown.

Note M to the Company’s audited consolidated financial statements presents information about the contractual maturities, average interest rates and estimated fair values of our financial instruments that are considered market risk sensitive at December 31, 2006.

CRITICAL ACCOUNTING POLICIES

This discussion and analysis of financial condition and results of operations is based on the Company’s financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of the Company’s financial statements requires management to make estimates and judgments regarding uncertainties that affect the reported amounts of assets, liabilities, revenues and expenses. On an ongoing basis, management evaluates its estimates which are based upon historical experience and on other assumptions that it believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

The Company’s significant accounting policies are described in Note B to its audited consolidated financial statements. The Company considers the following accounting policies to be most critical in their potential effect on its financial position or results of operations:

Allowance for Loan Losses.    The most critical estimate concerns the Company’s allowance for loan losses. It records provisions for loan losses based upon known problem loans and estimated deficiencies in the existing loan portfolio. Its methodology for assessing the allowance for loan losses consists of two key components, including a specific allowance for identified problem or impaired loans and a formula allowance for the remainder of the portfolio.

Identified problem and impaired loans are measured for impairment based on the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant change. The adequacy of the allowance is also reviewed by the management based upon its evaluation of then-existing economic and business conditions affecting its key lending areas and other conditions, such as new loan products, collateral values, loan concentrations, changes in the mix and volume of the loan portfolio; trends in portfolio credit quality, including delinquency and charge-off rates; and current economic conditions that may affect a borrower’s ability to repay. Although management believes it has established and maintained the allowance for loan losses at appropriate levels, future adjustments may be necessary if economic, real estate and other conditions differ substantially from the current operating environment.

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

OFF-BALANCE SHEET ARRANGEMENTS

Information about the Company’s off-balance sheet risk exposure is presented in Note L to the accompanying financial statements. As part of its ongoing business, the Company does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as special purpose entities (SPEs), which generally are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of December 31, 2006, the Company is not involved in any unconsolidated SPE transactions.

ADDITIONAL FINANCIAL INFORMATION

Loans Receivable

Table 7 in the 2006 Form 10-K sets forth, at the dates indicated, the Company’s loan portfolio composition by type of loan.

Table 8 in the 2006 Form 10-K presents at December 31, 2006 (1) the aggregate maturities of loans in the named categories of the Company’s loan portfolio and (2) the aggregate amounts of variable and fixed rate loans that mature after one year.

Asset Quality

Maintaining a high level of asset quality is a primary goal in the Company’s lending function, and it employs a formal internal loan review process to ensure adherence to the lending policies approved by its Board of Directors. A systematic evaluation process fundamentally drives the function of determining the allowance for loan losses. This ongoing process serves as the basis for determining, on a monthly basis, the allowance for loan losses and any resulting provision to be charged against earnings. Consideration is given to historical loan loss experience, the value and adequacy of collateral, economic conditions in its market area and other factors. For loans determined to be impaired, the allowance is based on discounted cash flows using the loan’s initial effective interest rate or the fair value of the collateral for certain collateral dependent loans. This evaluation is inherently subjective as it requires material estimates, including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change. The allowance for loan losses represents management’s estimate of the appropriate level of reserve to provide for probable losses inherent in the loan portfolio.

The Company’s policy regarding past due loans normally requires a prompt charge-off to the allowance for loan losses following timely collection efforts and a thorough review. Further efforts are then pursued through various means available. Loans carried in a non-accrual status are generally collateralized, and probable losses are considered in the determination of the allowance for loan losses.

Nonperforming Assets

Table 9 in the 2006 Form 10-K sets forth information with respect to the Company’s nonaccrual loans, restructured loans, total nonperforming loans (nonaccrual loans plus restructured loans), and total nonperforming assets.

Nonperforming assets decreased by $208 thousand or 17.7% in 2006. Total nonperforming assets in 2006 included real estate with a carrying value of $616 thousand acquired through foreclosure in August 2006. It is currently under contract, anticipated to close in the first quarter of 2007, and management expects to recover its current value in the property. Although nonperforming assets decreased in 2006, the allowance for loan losses has increased. This is a result of management’s recognition of the increased risk of its concentration in construction and commercial real estate loans in a moderating real estate market. The allowance for loan losses to total outstanding loans was 1.36% but the allowance for loan losses to nonperforming loans is 1,296.00% at December 31, 2006. Nonperforming assets to total assets was 0.23% at December 31, 2006. Though nonperforming loans increased by $181 thousand, or by approximately 18.2%, from December 31, 2004 to December 31, 2005, the amount of nonperforming loans as a percentage of total loans decreased from 0.61% to 0.42% during the same period. At year end 2006, one loan, secured by real estate, for approximately $160 thousand made up 45.7% of nonperforming loans. An aggregate of approximately 77.0% of nonperforming loans at December 31, 2005 consisted of two loans amounting to an aggregate of approximately $904 thousand. One of these loans totaling approximately $640 thousand is secured by real estate and is the current foreclosure in 2006.

The Company’s financial statements are prepared on the accrual basis of accounting, including the recognition of interest income on its loan portfolio, unless a loan is placed on a nonaccrual basis. Loans are placed on a nonaccrual basis when they become 90 days past due or whenever it believes that collection has become doubtful. Amounts received on non-accrual loans generally are applied first to principal and then to interest only after all principal has been collected. Restructured loans are those for which concessions, including the reduction of interest rates below a rate otherwise available to that borrower or the deferral of interest or principal, have been granted due to the borrower’s weakened financial condition. Interest on restructured loans is accrued at the restructured rates when it is anticipated that no loss of original principal will occur. Loans are charged off when the collection of principal and interest has become doubtful and the loans no longer can be considered sound collectible assets (or, in the case of unsecured loans, when they become 90 days past due).

Interest on nonaccrual loans foregone was approximately $113 thousand, $76 thousand, and $38 thousand for the years ended December 31, 2006, 2005, and 2004, respectively.

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

While management believes that it uses the best information available to determine the allowance for loan losses, unforeseen market conditions could result in adjustments to the allowance for loan losses, and net income could be significantly affected, if circumstances differ substantially from the assumptions used in making the final determination. In addition, various regulatory agencies may require us to make adjustments to the allowance for loan losses based on their judgments about information available to them at the time of their examination. Table 10 in the 2006 Form 10-K shows the allocation of the Company’s allowance for loan losses at the dates indicated. The allocation is based on an evaluation of defined loan problems, historical ratios of loan losses and other factors that may affect future loan losses in the categories of loans shown.

Table 11 in the 2006 Form 10-K sets forth for the periods indicated information regarding changes in the Company’s allowance for loan losses.

Investments

The Company’s portfolio of investment securities, all of which are available for sale, consists of U.S. government agency securities, municipals, corporate bonds, and mortgage-backed securities (including collateralized mortgage obligations). Securities to be held for indefinite periods of time and not intended to be held to maturity are classified as available for sale and carried at fair value with any unrealized gains or losses reflected as an adjustment to shareholders’ equity. Securities held for indefinite periods of time include securities that management intends to use as part of its asset/liability management strategy and that may be sold in response to changes in interest rates and/or significant prepayment risks. It is the Company’s policy to classify all investment securities as available for sale.

Table 13 in the 2006 Form 10-K provides the amortized costs, carrying values, intervals of maturities or repricings, and weighted average yields of the Company’s investment portfolio at December 31, 2006. The weighted average yields have not been calculated on a tax equivalent basis.

For purposes of the maturity table, mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on the weighted-average contractual maturities of underlying collateral. The mortgage-backed securities may mature earlier than their weighted-average contractual maturities because of principal prepayments.

The Company does not engage in, nor does it presently intend to engage in, securities trading activities and, therefore, it does not maintain a trading account. At December 31, 2006 and 2005, there were no securities of any issuer (other than governmental agencies) that exceeded 10% of the Company’s shareholders’ equity.

Deposits

Table 14 in the 2006 Form 10-K sets forth for the periods indicated the average balances outstanding and average interest rates for each major category of deposits.

Table 15 in the 2006 Form 10-K sets forth the amounts and maturities of the Company’s certificates of deposit.

Borrowings

As an additional source of funding, the Company uses advances from the Federal Home Loan Bank of Atlanta under a line of credit with a maximum borrowing availability of $63.7 million and $51.4 million at December 31, 2006 and 2005, respectively. Advances are secured by loans and investments. The Company had $31.0 million and $22.0 million in advances outstanding at Federal Home Loan Bank at December 31, 2006 and 2005, respectively.

The Company also had $10.3 million in long-term subordinated debentures outstanding payable to its unconsolidated subsidiary, BKWW Statutory Trust I, at December 31, 2006 and 2005.

In addition, the Company may purchase federal funds through unsecured federal funds lines of credit totaling $11.0 million at December 31, 2006 and 2005. These lines are intended for short-term borrowings and are subject to restrictions limiting the frequency and term of advances. These lines of credit are payable on demand and bear interest based upon the daily federal funds rate. The Company had no advances outstanding against these lines of credit at December 31, 2006 and 2005.

The Company maintains a credit facility with the Federal Reserve Bank of Richmond under which it has a maximum borrowing availability of approximately $563 thousand and $659 thouand at December 31, 2006 and 2005, respectively. The line of credit is secured by an investment security available for sale. No amount was outstanding under this line of credit at December 31, 2006 and 2005.

RECENT ACCOUNTING PRONOUNCEMENTS

See Note B to the consolidated financial statements for a full description of recent accounting pronouncements including the respective expected dates of adoption and effects on results of operations and financial condition.

FORWARD-LOOKING INFORMATION

This Annual Report includes forward-looking statements. Statements in this Report relating to plans, strategies, economic performance and trends, projections of results of specific activities or investments, expectations or beliefs about future events or results, and other statements that are not descriptions of historical facts, may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking information is inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, factors discussed in reports we file with the U. S. Securities and Exchange Commission from time to time. Forward-looking statements may be identified by terms such as “may,” “will,” “should,” “could,” “expects,” “plans,” “intends,” “anticipates,” “believes,” “estimates,” “predicts,” “forecasts,” “potential” or “continue,” or similar terms or the negative of these terms, or other statements concerning opinions or judgments of our management about future events. Factors that could influence the accuracy of those forward-looking statements include, but are not limited to, the financial success or changing strategies of the customers; customer acceptance of the Company’s services, products and fee structure; the competitive nature of the financial services industry and the Company’s ability to compete effectively against other financial institutions in the Company’s banking market; actions of government regulators; the ability to manage the Company’s growth and to underwrite increasing volumes of loans; the impact on profits of increased staffing and expenses resulting from expansion; the level of market interest rates and the ability to manage the Company’s interest rate risk; weather and similar conditions, particularly the effect of hurricanes on the banking and operations facilities and on the customers and the coastal communities in which the Company does business; changes in general economic conditions and the real estate market in the banking market (particularly changes that affect the loan portfolio, the abilities of borrowers to repay loans, and the values of loan collateral); and other developments or changes in the business that are unexpected. Although management believes that the expectations reflected in the forward-looking statements are reasonable, they are not guaranteed future results, levels of activity, performance or achievements. The Company has no obligation to update these forward-looking statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Cape Fear Bank Corporation

Wilmington, North Carolina

We have audited the accompanying consolidated balance sheets of Cape Fear Bank Corporation and subsidiary (the “Company”) as of December 31, 2006 and 2005 and the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cape Fear Bank Corporation and subsidiary as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Greenville, North Carolina

March 20, 2007

CAPE FEAR BANK CORPORATION AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

December 31, 2006 and 2005

	2006	2005
	(In thousands, except share data)
ASSETS
Cash and due from banks	$7,209	$1,854
Interest earning deposits in other banks	1,639	5,419
Investment securities available for sale, at fair value	69,565	48,655
Time deposits in other banks	298	199
Loans	334,409	278,386
Allowance for loan losses	(4,536)	(3,510)

Net Loans	329,873	274,876
Accrued interest receivable	2,195	1,645
Premises and equipment, net	2,954	1,845
Stock in Federal Home Loan Bank of Atlanta, at cost	2,081	1,394
Foreclosed real estate and repossessions	616	—
Bank owned life insurance	5,491	5,296
Other assets	2,964	2,144

Total Assets	$424,885	$343,327

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits
Demand	$33,066	$26,025
Savings	11,154	2,594
Money market and NOW	41,317	35,339
Time	268,080	220,176

Total Deposits	353,617	284,134
Short-term borrowings	3,000	—
Long-term borrowings	38,310	32,310
Accrued interest payable	745	457
Accrued expenses and other liabilities	2,161	1,791

Total Liabilities	397,833	318,692

Shareholders’ Equity
Common stock, $3.50 par value, 12,500,000 shares authorized; 3,586,780 and 3,586,871 shares issued and outstanding at December 31, 2006 and 2005, respectively	12,554	11,956
Additional paid-in capital	12,739	11,052
Accumulated retained earnings	2,092	2,153
Accumulated other comprehensive loss	(333)	(526)

Total shareholders’ equity	27,052	24,635

Total liabilities and shareholders’ equity	$424,885	$343,327

See accompanying notes.

CAPE FEAR BANK CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
	(In thousands, except per share data)
INTEREST INCOME
Loans	$24,857	$14,728	$7,663
Investment securities available for sale	2,816	1,453	855
Other interest-earning assets	523	231	78

Total Interest income	28,196	16,412	8,596

INTEREST EXPENSE
Money market, NOW and savings deposits	1,681	619	267
Time deposits	11,800	5,702	2,378
Short-term borrowings	115	—	97
Long-term borrowings	1,706	792	—

Total interest expense	15,302	7,113	2,742

Net interest income	12,894	9,299	5,854
Provision for loan losses	1,340	1,499	892

Net interest income after provision for loan losses	11,554	7,800	4,962

NON INTEREST INCOME
Service fees and charges	713	644	540
Loss on sale of investments	(60)	(10)	(5)
Income from bank owned life insurance	195	199	97
Other	245	215	114

Total non-interest income	1,093	1,048	746

NON INTEREST EXPENSE
Salaries and employee benefits	4,949	3,438	2,577
Occupancy and equipment	1,533	977	782
Other (Note J)	2,842	1,966	1,267

Total non-interest expense	9,324	6,381	4,626

Income before income taxes	3,323	2,467	1,082
Income taxes (benefit)	1,051	785	(66)

Net income	$2,272	$1,682	$1,148

NET INCOME PER COMMON SHARE
Basic	$0.63	$0.47	$0.39

Diluted	$0.61	$0.46	$0.38

See accompanying notes.

CAPE FEAR BANK CORPORATON AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
	(In thousands)
NET INCOME	$2,272	$1,682	$1,148

OTHER COMPREHENSIVE INCOME (LOSS)
Unrealized gain (loss) on investment securities available for sale arising during the year	253	(768)	(77)
Tax effect	(97)	295	39
Reclassification of losses recognized in net income	60	10	5
Tax effect	(23)	(4)	(2)

Total other comprehensive income (loss)	193	(467)	(35)

Comprehensive income	$2,465	$1,215	$1,113

See accompanying notes.

CAPE FEAR BANK CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Years Ended December 31, 2006, 2005 and 2004

	Common stock		Additional Paid-in Capital	Accumulated retained earnings (deficit)	Accumulated other comprehensive loss	Total equity
	Shares	Amount
	(In thousands, except share data)
Balance at December 31, 2003	2,841,729	$9,472	$7,942	$(677)	$(24)	$16,713
Net income	—	—	—	1,148	—	1,148
Other comprehensive loss	—	—	—	—	(35)	(35)
Sale of common stock	732,925	2,443	3,066	—	—	5,509
Exercise of stock options	788	3	—	—	—	3

Balance at December 31, 2004	3,575,442	11,918	11,008	471	(59)	23,338
Net income	—	—	—	1,682	—	1,682
Other comprehensive loss	—	—	—	—	(467)	(467)
Sale/(Repurchase) of common stock	(317)	(1)	1	—	—	—
Exercise of stock options	11,746	39	43	—	—	82

Balance at December 31, 2005	3,586,871	11,956	11,052	2,153	(526)	24,635
Net income	—	—	—	2,272	—	2,272
Other comprehensive income	—	—	—	—	193	193
Adjustment for adoption of SAB 108	—	—	—	(162)	—	(162)
5% Stock dividend	—	597	1,569	(2,166)	—	—
Stock based compensation expense	—	—	118	—	—	118
Cash paid for fractional shares	(353)	—	—	(5)	—	(5)
Exercise of stock options	262	1	—	—	—	1

Balance at December 31, 2006	3,586,780	$12,554	$12,739	$2,092	$(333)	$27,052

See accompanying notes.

CAPE FEAR BANK CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2006, 2005 and 2004

	Years Ended December 31,
	2006	2005	2004
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$2,272	$1,682	$1,148
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	462	324	259
Deferred Income Taxes	(613)	(354)	(390)
Realized loss on investment securities available for sale	60	10	5
Income from bank owned life insurance	(195)	(199)	(97)
Gain on sale of foreclosed real estate	—	(8)	—
Provision for loan losses	1,340	1,499	892
Loss on disposal of equipment	5	—	—
Stock based compensation	118	—	—
Change in assets and liabilities:
Increase in accrued interest receivable	(550)	(911)	(271)
Increase in other assets	(410)	(570)	(108)
Increase in accrued interest payable	288	315	72
Increase in accrued expenses and other liabilities	207	1,306	59

Net cash provided by operating activities	2,984	3,094	1,569

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of available for sale investment securities	(31,301)	(32,190)	(16,631)
Proceeds from calls and maturity of securities available for sale	5,337	5,175	4,833
Proceeds from sales of securities available for sale	5,255	3,943	3,394
Net increase in loans from originations and repayments	(56,953)	(116,326)	(59,007)
Purchases of bank premises and equipment	(1,440)	(933)	(274)
Proceeds from sale of foreclosed real estate	—	447	8
Purchase bank owned life insurance	—	—	(5,000)
Purchase of time deposits in other banks	(99)	(199)	200
Net purchases of FHLB stock	(687)	(801)	(263)

Net cash used by investing activities	(79,888)	(140,884)	(72,740)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in deposits	69,483	113,966	64,091
Net increase in short-term borrowings	3,000	(7,400)	900
Net increase in long-term borrowings	6,000	32,310	—
Proceeds from exercise of stock options	1	82	3
Proceeds from issuance of common stock	—	—	5,509
Cash paid for fractional shares	(5)	—	—

Net cash provided by financing activities	78,479	138,958	70,503

Net increase (decrease) in cash and cash equivalents	1,575	1,168	(668)
Cash and cash equivalents, beginning	7,273	6,105	6,773

Cash and cash equivalents, ending	$8,848	$7,273	$6,105

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Interest paid	$15,019	$6,828	$2,670
Cash paid for income taxes	2,449	275	326
SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES
Unrealized holding gains (losses) on available-for-sale securities, net of taxes	$193	$(467)	$(35)
Transfers from loans to foreclosed real estate	616	200	203

See accompanying notes

CAPE FEAR BANK CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006, 2005 and 2004

NOTE A—ORGANIZATION AND OPERATIONS

Bank of Wilmington was incorporated May 26, 1998 and began banking operations on June 22, 1998. Bank of Wilmington Corporation, a North Carolina-chartered bank holding company, was incorporated on June 20, 2005 for the sole purpose of serving as the parent bank holding company for Bank of Wilmington. On September 1, 2005, Bank of Wilmington Corporation completed a corporate reorganization in which Bank of Wilmington became its wholly-owned subsidiary. Upon formation, one share of Bank of Wilmington’s $3.50 par value common stock was exchanged for one newly issued share of Bank of Wilmington Corporation’s $3.50 par value common stock. Effective on October 1, 2006, the corporate name was changed from Bank of Wilmington Corporation to Cape Fear Bank Corporation (the “Company”) and the corporate name of its banking subsidiary was changed from Bank of Wilmington to Cape Fear Bank (the “Bank”). The Bank is engaged in general commercial and retail banking in southeastern North Carolina, principally New Hanover, Pender and Brunswick Counties, operating under the banking laws of North Carolina and the rules and regulations of the Federal Deposit Insurance Corporation and the North Carolina Commissioner of Banks. The Bank undergoes periodic examinations by those regulatory authorities. The Company is regulated by the Federal Reserve Board. On October 4, 2005, the Company formed a new unconsolidated wholly-owned subsidiary, BKWW Statutory Trust I (the “Trust”), a Delaware statutory trust, to facilitate the issuance of trust preferred securities. All significant intercompany transactions have been eliminated. The Trust is not consolidated in these financial statements due to the adoption of FASB Interpretation No. (FIN) 46, “Consolidation of Variable Interest Entities”. The junior subordinated debentures issued by the Company to the Trust are included in long-term borrowings and the Company’s equity interest in the Trust is included in other assets. The Bank’s primary source of revenue is derived from loans to customers who are predominately individuals and small to medium-size businesses in its market area.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a description of the significant accounting and reporting policies the Company follows in preparing and presenting its consolidated financial statements.

Effects of Stock Split

The Company declared a 5% stock dividend which was distributed on June 30, 2006. All references to per share results and weighted average common and common equivalent shares outstanding have been adjusted to reflect the effects of this stock dividend. On June 30, 2005, the Company declared a 5 for 4 stock split in the form of a 25% stock dividend. The effects of the 2006 stock dividend and 2005 stock split have been reflected in the Company’s balance sheets as of December 31, 2006 and 2005.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses.

Cash and Cash Equivalents

For the purpose of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet captions “Cash and due from banks” and “Interest-earning deposits in other banks.” Federal regulations require institutions to set aside specified amounts of cash as reserves against transaction and time deposits. As of December 31, 2006, the daily average gross reserve requirement was $948 thousand.

CAPE FEAR BANK CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006, 2005 and 2004

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

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan. Interest on loans is recorded based on the principal amount outstanding. The accrual of interest on impaired loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

Allowance for Loan Losses

The provision for loan losses is based upon management’s estimate of the amount needed to maintain the allowance for loan losses at an adequate level. In making the evaluation of the adequacy of the allowance for loan losses, management gives consideration to current economic conditions and trends, historical loan losses, concentration risks, statutory examinations of the loan portfolio by regulatory agencies, delinquency information and management’s internal review of the loan portfolio. Loans are considered impaired when it is probable that the Company will be unable to collect the scheduled payments of principal and interest when due under the contractual terms of the loan. The measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, or upon the fair value of the collateral if the loan is collateral dependent. If the recorded investment in the loan exceeds the measure of fair value, a valuation allowance is established as a component of the allowance for loan losses. While management uses the best information available to make evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations. In addition, regulatory examiners may require the Company to recognize adjustments to the allowance for loan losses based on their judgments about information available to them at the time of their examination.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Land is carried at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets or based on the lease terms for leasehold improvements. Estimated useful lives are 12 to 39 years for buildings and leasehold improvements, 5 to 7 years for furniture, fixtures and equipment and 3 to 5 years for computers and related equipment. Repairs and maintenance costs are charged to operations as incurred and additions and improvements to premises and equipment are capitalized. Upon sale or retirement, the cost and related accumulated depreciation are removed from the accounts and any gains or losses are reflected in current operations.

CAPE FEAR BANK CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006, 2005 and 2004

Stock in Federal Home Loan Bank of Atlanta

As a requirement for membership, the Company invests in stock of the Federal Home Loan Bank of Atlanta (“FHLB”). This investment is carried at cost. Due to the redemption provisions of the FHLB, the Company estimated that fair value equals cost and that this investment was not impaired as of December 31, 2006.

Foreclosed Real Estate and Repossessions

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management, and the assets are carried at the lower of the carrying amount or fair value, less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other non-interest expense on the consolidated statements of operations.

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

Comprehensive Income

The Company reports as comprehensive income all changes in shareholders’ equity during the year from sources other than shareholders. Other comprehensive income refers to all components (revenues, expenses, gains, and losses) of comprehensive income that are excluded from net income. The Company’s only component of other comprehensive income is unrealized gains and losses, net of taxes, on investment securities available for sale.

Stock Compensation Plans

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123R (revised 2004), “Share-Based Payment,” (“SFAS No. 123R”) which was issued by the FASB in December 2004. SFAS No. 123R revises SFAS No. 123 “Accounting for Stock Based Compensation,” and supersedes APB No. 25, “Accounting for Stock Issued to Employees,” (APB No. 25) and its related interpretations. SFAS No.123R requires recognition of the cost of employee services received in exchange for an award of equity instruments in the financial statements over the period the employee is required to perform the services in exchange for the award (presumptively the vesting period). SFAS No. 123R also requires measurement of the cost of employee services received in exchange for an award based on the grant-date fair value of the award. SFAS No. 123R also amends SFAS No. 95 “Statement of Cash Flows,” to require that excess tax benefits be reported as financing cash inflows, rather than as a reduction of taxes paid, which is included within operating cash flows.

The Company adopted SFAS No. 123R using the modified prospective application as permitted under SFAS No. 123R. Accordingly, prior period amounts have not been restated. Under this application, the Company is required to record compensation expense for all awards granted after the date of adoption and for the unvested portion of previously granted awards that remain outstanding at the date of adoption. Prior to the adoption of SFAS No. 123R, the Company used the intrinsic value method as prescribed by APB No. 25 and thus recognized no compensation expense for options granted with exercise prices equal to the fair market value of the Company’s common stock on the date of grant.

Net Income Per Common Share and Common Shares Outstanding

Basic and diluted net income per share has been computed based on the weighted average number of shares outstanding during each period after retroactively adjusting for a 5% stock dividend on June 30, 2006. In addition, all

CAPE FEAR BANK CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006, 2005 and 2004

components of stockholders’ equity presented on the consolidated balance sheets and the statements of changes in shareholders equity have been retroactively restated for the effects of this stock dividend.

Basic earnings per share represent income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate to outstanding stock options.

Basic and diluted net income per share have been computed based upon net income as presented in the accompanying consolidated statements of operations divided by the weighted average number of common shares outstanding or assumed to be outstanding after retroactively adjusting for the stock dividend as summarized below:

	2006	2005	2004
Weighted average number of common shares used in computing basic net income per share	3,586,641	3,586,361	2,906,442
Effect of dilutive stock options	122,896	85,258	76,108

Weighted average number of common shares and dilutive potential common shares used in computing diluted net income per share	3,709,537	3,671,619	2,982,550

For the years ended December 31, 2006 and 2004, there were no options that were antidilutive. For the year ended December 31, 2005, there were 163,406 options that were antidilutive due to the exercise price exceeding the average market price for the period.

Recent Accounting Pronouncements

SAB 108—In September 2006, the SEC issued Staff Accounting Bulletin No.108 (“SAB 108”), “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB 108, which is effective for years ending on or after November 15, 2006, was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements.

Traditionally, there have been two widely-recognized methods for quantifying the effects of financial statement misstatements: the “roll-over” method and the “iron curtain” method. The roll-over method focuses primarily on the impact of a misstatement on the income statement—including the reversing effect of prior year misstatements—but its use can lead to the accumulation of misstatements in the balance sheet. The iron curtain method focuses primarily on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior year’s errors on the income statement. The Company previously used the roll-over method for quantifying identified financial statement misstatements.

SAB 108 establishes an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the Company’s financial statements and the related financial statement disclosures. This model is commonly referred to as a “dual approach” because it requires quantification of errors under both the iron curtain and the roll-over methods.

SAB 108 permits public companies to initially apply its provisions either by (i) restating prior financial statements as if the “dual approach” had always been applied or (ii) recording the cumulative effect of initially applying the “dual approach” as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment recorded to the opening balance of retained earnings.

CAPE FEAR BANK CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006, 2005 and 2004

The Company adopted SAB 108 during the quarter ended December 31, 2006 and elected to use the cumulative effect transition method in connection with the preparation of its financial statements. The following table summarizes the effects of applying the guidance in SAB 108:

	Period in which the misstatement originated (1)
	Cumulative prior to January 1, 2004	Year ended December 31,		Adjustment recorded as of January 1, 2006
		2004	2005
	(In thousands)
Accrued expenses and other liabilities (2)	$204	$30	$30	$264
Deferred income taxes (3)	(78)	(12)	(12)	(102)

Impact on net income (4)	$126	$18	$18

Retained earnings (5)				$162

(1)	The Company quantified these errors under the roll-over method and concluded that they were immaterial both individually and in the aggregate.
(2)

The Company was not recognizing rent expense for one lease using the straight-line method. As a result of this error, its occupancy and equipment expense was understated by $204 thousand (cumulatively) in fiscal years ending prior to January 1, 2004, by $30 thousand in fiscal year ending December 31, 2004 and by $30 thousand in fiscal year ending December 31, 2005.

(3)

As a result of the lease misstatement described, the Company’s provision for income taxes was overstated $78 thousand (cumulatively) in fiscal years ending prior to January 1, 2004, by $12 thousand in fiscal year ending December 31, 2004 and by $12 thousand in fiscal year ending December 31, 2005.

(4)	Represents the net overstatement of net income for the indicated periods resulting from these misstatements.
(5)	Represents the net reduction to retained earnings recorded as of January 1, 2006 to record the initial application of SAB 108.

SFAS 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of SFAS No. 133 and 140” provides entities relief from the requirement to separately determine the fair value of an embedded derivative that would otherwise be bifurcated from the host contract under SFAS 133. This statement allows an irrevocable election on an instrument-by-instrument basis to measure such a hybrid financial instrument at fair value. This statement is effective for all financial instruments acquired or issued after the beginning of the fiscal years beginning after September 15, 2006. The Company has evaluated this statement and does not believe it will have a material effect on the consolidated financial statements.

SFAS 156, “Accounting for Servicing of Financial Assets—an amendment of SFAS No. 140” requires that all separately recognized servicing assets and liabilities be initially measured at fair value and permits (but does not require) subsequent measurement of servicing assets and liabilities at fair value. This statement is effective for fiscal years beginning after September 15, 2006. The Company has evaluated this statement and does not believe the adoption of its provisions will have a material effect on the consolidated financial statements.

SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” requires recognition on the balance sheet of a plan’s overfunded or underfunded status with an offset to comprehensive income. This statement also requires, with limited exceptions, that the funded status of the plan be determined as of the employer’s fiscal year end. The balance sheet recognition provisions of SFAS 158 are effective for entities with publicly traded equity securities for years ending after December 15, 2006 and for all other entities for years ending after June 15, 2007. The Company has determined that this statement has had no impact on the consolidated financial statements.

CAPE FEAR BANK CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006, 2005 and 2004

FIN 48—In July 2006, the FASB issued Financial Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109” (“FIN 48”), which is a change in accounting for income taxes. FIN 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured, and derecognized in financial statements; requires certain disclosures of uncertain tax matters; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim period guidance, among other provisions. FIN 48 is effective for fiscal years beginning after December 15, 2006 and as a result, is effective for the Company in the first quarter of fiscal 2007. The Company does not anticipate that the adoption of FIN 48 will have a material effect on its consolidated financial statements.

EITF 06-4—The Emerging Issues Task Force (EITF) reached a consensus at its September 2006 meeting regarding EITF 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements. The scope of EITF 06-4 is limited to the recognition of a liability and related compensation costs for endorsement split-dollar life insurance policies that provide a benefit to an employee that extends to postretirement periods. Therefore, this EITF would not apply to a split-dollar life insurance arrangement that provides a specified benefit to an employee that is limited to the employee’s active service period with an employer. This EITF 06-4 is effective for fiscal years beginning after December 15, 2007, with earlier application permitted. The Company is currently evaluating the impact of EITF 06-4 on its consolidated financial statements.

EITF 06-5—The EITF reached a consensus at its September 2006 meeting regarding EITF 06-5, Accounting for Purchases of Life Insurance Determining the Amount That Could be Realized in Accordance with FASB Technical Bulletin No. 85-5. The scope of EITF 06-5 is limited to the determination of net cash surrender value of a life insurance contract in accordance with Technical Bulletin 85-4. This EITF outlines when contractual limitations of the policy should be considered when determining the net realizable value of the contract. EITF 06-5 is effective for fiscal years beginning after December 15, 2006, with earlier application permitted. The Company has evaluated this EITF Issue and does not believe the adoption of its provisions will have a material effect on the consolidated financial statements.

From time to time the FASB issues exposure drafts for proposed statements of financial accounting standards. Such exposure drafts are subject to comment from the public, to revisions by the FASB and to final issuance by the FASB as statements of financial accounting standards. Management considers the effect of the proposed statements on the consolidated financial statements of the Company and monitors the status of changes to and proposed effective dates of exposure drafts.

Reclassification

Certain items included in prior years’ consolidated financial statements have been reclassified to conform to the current year presentation. The reclassifications had no effect on the net income or shareholders’ equity as previously reported.

CAPE FEAR BANK CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006, 2005 and 2004

NOTE C—INVESTMENT SECURITIES

The following is a summary of the securities portfolio by major classification at December 31, 2006 and 2005:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
	(In thousands)
December 31, 2006
U.S. government agencies	$10,008	$3	$97	$9,914
Municipals	24,493	65	95	24,463
Corporate bonds	529	—	4	525
Mortgage-backed securities	35,077	83	497	34,663

	$70,107	$151	$693	$69,565

December 31, 2005
U.S. government agencies	$5,958	$—	$100	$5,858
Municipals	17,285	16	153	17,148
Corporate bonds	536	—	12	524
Mortgage-backed securities	25,730	—	605	25,125

	$49,509	$16	$870	$48,655

The following tables show gross unrealized losses and fair value of investment securities, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position, at December 31, 2006 and 2005.

	2006
	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized losses	Fair Value	Unrealized losses	Fair Value	Unrealized losses
	(In thousands)
Securities available for sale:
U.S. government agencies	$1,944	$11	$5,178	$86	$7,122	$97
Municipals	11,797	63	2,987	32	14,784	95
Corporate bonds	525	4	—	—	525	4
Mortgage-backed securities	4,855	12	19,034	485	23,889	497

Total temporarily impaired securities	$19,121	$90	$27,199	$603	$46,320	$693

	2005
	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized losses	Fair Value	Unrealized losses	Fair Value	Unrealized losses
	(In thousands)
Securities available for sale:
U.S. government agencies	$2,466	$34	$2,433	$67	$4,899	$101
Municipals	12,576	149	391	4	12,967	153
Corporate bonds	524	11	—	—	524	11
Mortgage-backed securities	14,410	289	9,227	316	23,637	605

Total temporarily impaired securities	$29,976	$483	$12,051	$387	$42,027	$870

CAPE FEAR BANK CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006, 2005 and 2004

At December 31, 2006, temporarily impaired securities, 12 months or more, consisted of eight U.S. government agency securities, six municipal securities and thirty-three mortgage-backed securities. None of the impaired securities have premiums associated with them. The Company believes the impairment relates to the current interest rate environment and therefore, is not a permanent impairment, does not relate to the underlying credit quality of the issuers, and it has the intent and ability to hold these investments for a time necessary to recover their cost. The remaining securities that have an unrealized loss have been impaired for less than 12 months, which includes three U.S. government agency securities, twenty municipal securities, one corporate bond, and seven mortgage-backed securities. The Company believes the impairment relates to the current interest rate environment and there is not a permanent impairment. The unrealized losses relate to debt securities that have incurred fair value reductions due to higher market interest rates since the securities were purchased. The unrealized losses are not likely to reverse unless and until market interest rates decline to the levels that existed when the securities were purchased. Since none of the unrealized losses relate to the marketability of the securities or the issuer’s ability to honor redemption obligations, and considering that management has the intent and ability to hold these securities until maturity, none of the securities are deemed to be other than temporarily impaired.

Securities with a carrying value of $6.1 million and $7.1 million at December 31, 2006 and 2005, respectively, were pledged to secure borrowings or deposits.

The amortized cost and fair values of securities available for sale at December 31, 2006 by contractual maturity are shown below. Actual expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations.

	Amortized Cost	Fair Value
	(In thousands)
Due in one year or less	$4,481	$4,423
Due after one year through five years	26,974	26,654
Due after five years through ten years	25,352	25,225
Due after ten years	13,300	13,263

	$70,107	$69,565

Proceeds from maturities, sales and calls of investment securities during the years ended December 31, 2006, 2005 and 2004 were $10.6 million, $9.1 million, and $8.2 million respectively. The Company realized gross gains of approximately $1 thousand, $14 thousand, and $22 thousand in 2006, 2005, and 2004, respectively, and gross losses of approximately $61 thousand, $24 thousand, and $27 thousand in 2006, 2005, and 2004, respectively.

NOTE D—LOANS

Following is a summary of loans at December 31, 2006 and 2005:

	2006	2005
	(In thousands)
Real estate—mortgage	$286,703	$236,260
Home equity lines of credit	30,726	24,286
Commercial and industrial	14,540	14,512
Consumer	2,457	3,546

Subtotal	334,426	278,604
Deferred loan fees, net	(17)	(218)

Total	$334,409	$278,386

CAPE FEAR BANK CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006, 2005 and 2004

Loans are primarily made in southeastern North Carolina, principally New Hanover, Pender and Brunswick Counties. Real estate loans can be affected by the condition of the local real estate market. Commercial and industrial loans can be affected by the local economic conditions.

Impaired loans consist of nonaccrual loans totaling approximately $350 thousand at December 31, 2006, $1.2 million at December 31, 2005, with $50 thousand and $160 thousand, respectively, of the allowance for loan losses allocated to such loans as of those dates. The average investment in impaired loans was $3.5 million and $2.0 million for the years ended December 31, 2006 and 2005, respectively. Such loans had the effect of reducing interest income by approximately $113 thousand, $76 thousand, and $38 thousand during the years ended December 31, 2006, 2005 and 2004, respectively.

An analysis of the allowance for loan losses follows:

	2006	2005	2004
	(In thousands)
Balance at beginning of year	$3,510	$2,106	$1,661
Provision charged to operations	1,340	1,499	892

Charge-offs:
Home equity lines of credit	(92)	(43)	(32)
Real estate-mortgage	—	—	(50)
Consumer	(23)	(10)	(6)
Commercial and industrial	(292)	(131)	(415)

Total charge-offs	(407)	(184)	(503)

Recoveries:
Home equity lines of credit	—	74	—
Real estate-mortgage	4	4	11
Consumer	5	1	3
Commercial and industrial	84	10	42

Total recoveries	93	89	56

Net charge-offs	(314)	(95)	(447)

Balance at end of year	$4,536	$3,510	$2,106

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

(In thousands)
Loans to directors and officers as a group at December 31, 2005	$5,263
Disbursements during year	3,457
Amounts collected during year	(2,214)

Loans to directors and officers as a group at December 31, 2006	$6,506

At December 31, 2006, the Company had pre-approved but unused available credit totaling $471 thousand to directors, executive officers and their related interests.

CAPE FEAR BANK CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006, 2005 and 2004

NOTE E—PREMISES AND EQUIPMENT

Following is a summary of premises and equipment at December 31, 2006 and 2005:

	2006	2005
	(In thousands)
Buildings	$883	$833
Furniture and equipment	2,423	1,829
Leasehold improvements	1,041	345
Automobiles	39	21
Construction in progress	38	231

	4,424	3,259
Less accumulated depreciation	(1,470)	(1,414)

Total Premises and Equipment	$2,954	$1,845

Depreciation and amortization amounting to $410 thousand, $254 thousand, and $228 thousand for the years ended December 31, 2006, 2005, and 2004, respectively, is included in occupancy and equipment expense. Outstanding construction commitments at December 31, 2006 were approximately $247 thousand.

NOTE F—DEPOSITS

Time deposits in denominations of $100 thousand or more were $131.0 million, and $96.0 million at December 31, 2006 and 2005, respectively. Interest expense on such deposits aggregated $5.7 million in 2006, $2.3 million in 2005, and $703 thousand in 2004.

At December 31, 2006, the scheduled maturities of certificates of deposit are as follows:

	Less than $100,000	$100,000 or more	Total
	(In thousands)
Three months or less	$31,250	$26,305	$57,555
Over three months to six months	32,879	27,253	60,132
Over six months to twelve months	56,664	45,575	102,239
Over twelve months	16,255	31,899	48,154

Total	$137,048	$131,032	$268,080

NOTE G—BORROWINGS

The Company may purchase federal funds through unsecured federal funds lines of credit totaling $11.0 million. These lines are intended for short-term borrowings and are subject to restrictions limiting the frequency and term of advances. These lines of credit are payable on demand and bear interest based upon the daily federal funds rate. The Company had no amounts outstanding under these lines as of December 31, 2006 and 2005.

The Company has outstanding FHLB advances of $31 million and $22 million at December 31, 2006 and 2005, respectively. All of these advances at the Federal Home Loan Bank of Atlanta are secured by a blanket lien on our qualifying 1-4 family first mortgages, commercial real estate loans, home equity lines of credit, and second mortgages in addition to investment securities totaling $5.0 million currently pledged to FHLB. The Company has a maximum borrowing availability from FHLB of $63.7 million as of December 31, 2006. The maximum month end balances were $31 million and $28 million during the years ended December 31, 2006 and 2005.

CAPE FEAR BANK CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006, 2005 and 2004

The Company has a credit facility with the Federal Reserve Bank of Richmond, secured by an investment security available for sale, under which the Company had a maximum borrowing availability of approximately $563 thousand at December 31, 2006. No amount was outstanding under this credit facility at December 31, 2006.

The Company has long-term debt of $10.3 million in junior subordinated debentures payable to its subsidiary, BKWW Statutory Trust I. This debt was issued on October 4, 2005 and is callable in five years with a final maturity of October 4, 2035. The Trust was formed for the sole purpose of issuing trust preferred securities and investing the proceeds from the sale of such trust preferred securities in junior subordinated debentures. The debentures held by the Trust are the sole assets of the Trust. The Company owns 100% of the Trust’s outstanding common securities and unconditionally guarantees the Trust’s financial obligations. The debentures and the trust preferred securities bear a quarterly adjustable interest rate, currently 6.76%. The interest rate is equal to 140 basis points over the three-month LIBOR (London Inter-Bank Offered Rate). The trust preferred securities generally rank equal to the trust common securities in priority of payment, but will rank prior to trust common securities if, and so long as, the Company fails to make principal or interest payment on the debentures. Concurrently with the issuance of the debentures and the trust preferred securities, the Company entered into a Guaranty Agreement, dated October 4, 2005, related to the trust preferred securities for the benefit of the holders. The debentures and trust preferred securities each have 30-year lives and will each be callable by the Company or the Trust, at their option, after five years. The Company has the option to defer interest for up to five years on the debentures. The debentures qualify as Tier I capital under Federal Reserve Board guidelines.

Outstanding borrowings at December 31, 2006 and 2005 are presented below:

Maturity	Current Interest Rate	2006	2005
		(In thousands)
Short Term Borrowings
Daily Rate Credit	5.51%	$3,000	$—

Long Term Borrowings
May 12, 2006	0.00%	—	5,000
April 27, 2007	4.15%	3,000	3,000
April 27, 2008	4.27%	3,000	3,000
May 12, 2008	5.52%	3,000	—
June 20, 2008	5.34%	5,000	—
April 27, 2009	4.48%	3,000	3,000
May 12, 2009	5.53%	3,000	—
August 25, 2015	4.10%	8,000	8,000
October 4, 2035	6.76%	10,310	10,310

Total Long Term Borrowings		38,310	32,310

Total Borrowings		$41,310	$32,310

CAPE FEAR BANK CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006, 2005 and 2004

NOTE H—LEASES

The Company leases its main office, the land on which its Pine Valley branch is located, space in a shopping center for the Hampstead office, the Surf City office, and the Waterford office, in addition to two office spaces behind its main office for the support services and credit administration departments, and has leased space for its new Oleander office opening in 2007, all under operating leases. These leases are for terms that range from three to fifteen years with renewal options up to thirty-five years. Future rental expense to be recognized under these leases are as follows:

(In thousands)
2007	$630
2008	494
2009	476
2010	478
2011	479
Thereafter	2,775

$5,332

Rental expense for operating leases was $483 thousand, $402 thousand, and $331 thousand during 2006, 2005 and 2004, respectively.

NOTE I—INCOME TAXES

The significant components of the provision for income taxes for the years ended December 31, 2006, 2005, and 2004 are as follows:

	2006	2005	2004
	(In thousands)
Current tax provision
Federal	$1,299	$925	$271
State	365	214	53

Total current tax provision	1,664	1,139	324

Deferred tax provision (benefit)
Federal	(505)	(292)	30
State	(108)	(62)	2

Total deferred tax provision (benefit)	(613)	(354)	32

Provision for income tax expense before adjustment to deferred tax asset valuation allowance	1,051	785	356
Decrease in valuation allowance	—	—	(422)

Net provision (benefit) for income taxes	$1,051	$785	$(66)

CAPE FEAR BANK CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006, 2005 and 2004

The difference between the provision for income taxes and the amounts computed by applying the statutory federal income tax rate of 34% to income before income taxes is summarized below:

	2006	2005	2004
	(In thousands)
Tax computed at the statutory federal rate	$1,130	$839	$368
Increase (decrease) resulting from:
State income taxes, net of federal tax effect	169	100	36
Tax exempt interest	(220)	—	(422)
Stock based compensation	40	—	—
Bank owned life insurance	(66)	(68)	(48)
Other permanent differences	(2)	(86)	—

Provision (benefit) for income taxes	$1,051	$785	$(66)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred taxes at December 31, 2006 and 2005 are as follows:

	2006	2005
	(In thousands)
Deferred tax assets relating to:
Allowance for loan losses	$1,582	$1,210
Unrealized losses on investment securities	209	329
Deferred Compensation	228	—
Other	119	27

Total deferred tax assets	2,138	1,566

Deferred tax liabilities relating to:
Deferred loan costs	(330)	(241)
Prepaid expenses	(57)	(41)
Fixed asset differences	(98)	(124)

	(485)	(406)

Net recorded deferred tax asset	$1,653	$1,160

It is management’s opinion that realization of the net deferred tax asset is more likely than not based on the Company’s history of taxable income and estimates of future taxable income.

NOTE J—OTHER NON-INTEREST EXPENSE

The major components of other non-interest expense for the years ended December 31, 2006, 2005 and 2004 are as follows:

	2006	2005	2004
	(In thousands)
Advertising and promotion	$549	$322	$246
Data processing and other outsourced services	770	581	381
Postage, printing and office supplies	152	92	76
Professional services	435	294	151
Other	936	677	413

Total	$2,842	$1,966	$1,267

CAPE FEAR BANK CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006, 2005 and 2004

NOTE K—REGULATORY MATTERS

The Bank, as a North Carolina banking corporation, may pay cash dividends only out of undivided profits as determined pursuant to North Carolina General Statutes. However, regulatory authorities may limit payment of dividends by any bank when it is determined that such limitation is in the public interest and is necessary to ensure financial soundness of the Bank.

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios, as prescribed by regulations, of total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. As of April 19, 2006, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since the notification that management believes have changed the Bank’s category. Management believes, as of December 31, 2006 and 2005, that all capital adequacy ratios place the Company and the Bank in excess of the minimum necessary to be deemed “well capitalized” under regulatory guidelines. The Bank’s capital ratios are listed in the table below:

	Actual		Minimum Requirements
	Capital Amount	Capital Ratio	For Capital Adequacy	To Be Well Capitalized
	(In thousands)
As of December 31, 2006
Total capital—Tier II capital (to risk-weighted assets)	$40,689	11.5%	8.0%	10.0%
Tier I capital (to risk-weighted assets)	36,265	10.3%	4.0%	6.0%
Leverage Tier I capital (to average assets)	36,265	8.5%	4.0%	5.0%
As of December 31, 2005
Total capital—Tier II capital (to risk-weighted assets)	$38,654	13.3%	8.0%	10.0%
Tier I capital (to risk-weighted assets)	35,144	12.1%	4.0%	6.0%
Leverage Tier I capital (to average assets)	35,144	10.7%	4.0%	5.0%

The Company is also subject to these capital requirements. At December 31, 2006 and 2005, the Company’s capital ratios are as follows:

	At December 31,
	2006	2005
Total risk-based capital ratio	11.8%	13.3%
Tier 1 risk-based capital ratio	10.1%	12.1%
Leverage ratio	9.2%	10.7%

CAPE FEAR BANK CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006, 2005 and 2004

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

A summary of the contract amounts of the Company’s exposure to off-balance sheet risk as of December 31, 2006 is as follows:

Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit	$23.3 million
Undisbursed lines of credit	71.2 million
Commercial and standby letters of credit	1.2 million

NOTE M—DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

Financial instruments include cash and due from banks, interest-earning deposits in other banks, investment securities, time deposits in other banks, loans, stock in FHLB of Atlanta, bank owned life insurance, deposit accounts and borrowings. Fair value estimates are made at a specific moment in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument. Because no active market readily exists for a portion of the Company’s financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

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

CAPE FEAR BANK CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006, 2005 and 2004

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

Bank Owned Life Insurance

The fair value of Company owned life insurance is equivalent to the cash surrender value of the underlying policies.

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

The carrying amounts and estimated fair values of the Company’s financial instruments, none of which are held for trading purposes, are as follows at December 31, 2006 and 2005:

	2006		2005
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	(In thousands)
Financial assets:
Cash and due from banks	$7,209	$7,209	$1,854	$1,854
Interest-earning deposits in other banks	1,639	1,639	5,419	5,419
Investment securities	69,565	69,565	48,655	48,655
Time deposits in other banks	298	298	199	199
Loans	329,873	330,470	274,876	273,727
Accrued interest receivable	2,195	2,195	1,645	1,645
Stock in FHLB of Atlanta	2,081	2,081	1,394	1,394
Bank owned life insurance	5,491	5,491	5,296	5,296
Financial liabilities:
Deposits	353,617	352,088	284,134	282,055
Borrowings	41,310	41,310	32,310	32,310
Accrued interest payable	745	745	457	457

CAPE FEAR BANK CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006, 2005 and 2004

NOTE N—EMPLOYEE AND DIRECTOR BENEFIT PLANS

401(K) Retirement Plan

The Company has adopted a 401(k) retirement plan that covers all eligible employees. The Company matched 100% of employee contributions, with the Company’s contribution limited to 6% of each employee’s salary for the years ended December 31, 2006, 2005 and 2004. Matching contributions are funded when accrued. Expenses under the plan totaled $160 thousand, $131 thousand and $102 thousand for the years ended December 31, 2006, 2005 and 2004, respectively.

Stock Option Plans

The Company has two share-based compensation plans in effect at December 31, 2006. The compensation cost that has been charged against income for those plans was approximately $118 thousand for 2006 and none for 2005 and 2004. There has been no deferred tax assets recorded due to the fact that stock based compensation expense results solely from incentive stock options.

During 1999 the Company adopted, with shareholder approval, an Employee Stock Option Plan (the “Employee Plan”) and a Director Stock Option Plan (the “Director Plan”). Each plan was amended as of June 17, 2005 with shareholder approval to increase the number of shares available for options to purchase shares of the Company’s common stock. As of December 31, 2006, the Employee Plan made available options to purchase 358,705 shares of the Company’s common stock and the Director Plan made available options to purchase 215,222 shares of the Company’s common stock, for an aggregate number of common shares reserved for options of 573,927. Options of 167,672 granted under the Director Plan vested immediately at the time of grant and 41,344 granted under the Director Plan vested after six months, while the options granted under the Employee Plan vest over a five-year period for 166,048 options, over a four-year period for 36,094 options, and over a three-year period for 85,968 options. All unexercised options expire ten years after the date of grant. Options under these plans must be granted at a price not less than the fair market value at the date of the grant.

The fair market value of each option award is estimated on the date of grant using the Black-Scholes option pricing model. The risk-free interest rate is based upon a U.S. Treasury instrument with a life that is similar to the expected life of the option grant. Expected volatility is based upon the historical volatility of the Company based upon the previous three years trading history. The expected term of the options is based upon the average life of previously issued stock options. The expected dividend yield is based upon current yield on date of grant. No post-vesting restrictions exist for these options. No options were granted during 2006, 163,406 options were granted during 2005, and no options were granted in 2004. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2005: dividend yield of 0.00 percent; expected volatility of 14.29 percent; risk-free interest rate of 4.50 percent; and expected life of 7 years. The weighted-average grant date fair value of options granted in 2005 was $3.14.

CAPE FEAR BANK CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006, 2005 and 2004

A summary of the Company’s option plans as of and for the periods ended December 31, 2006, 2005, and 2004 is as follows:

	Shares Available for Future Grants	Outstanding Options		Exercisable Options
		Number Outstanding	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
At December 31, 2003	16,940	263,958	$6.10	242,373	$6.06
Options granted/vesting	—	—	—	20,168	6.82
Options exercised	—	(788)	3.97	(788)	3.97
Options forfeited	—	—	—	—	—

At December 31, 2004	16,940	263,170	6.10	261,753	6.11
Plan amendment	292,871	—	—	—	—
Options granted/vesting	(163,406)	163,406	10.25	1,312	3.97
Options exercised	—	(11,746)	6.94	(11,746)	6.94
Options forfeited	262	(262)	3.97	(262)	3.97

At December 31, 2005	146,667	414,568	7.71	251,057	6.07
Options granted/vesting	—	—	—	79,129	10.25
Options exercised	—	(262)	3.97	(262)	3.97
Options forfeited	1	(1)	3.97	(1)	3.97

At December 31, 2006	146,668	414,305	$7.72	329,923	$7.07

A summary of option activity and changes under the stock option plans during the year ended December 31, 2006 is presented below:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
	(In thousands, except share and per share data)
Outstanding at December 31, 2005	414,568	$7.71
Exercised	(262)	3.97
Forfeited	(1)	3.97
Granted	—	—

Outstanding at December 31, 2006	414,305	$7.72	5.37 years	$1,400

Exerciseable at December 31, 2006	329,923	$7.07	4.56 years	$1,330

There were 262, 11,746, and 788 options exercised during the years ended December 31, 2006, 2005, and 2004, respectively. There was $1 thousand, $82 thousand, and $9 thousand of proceeds recorded from the exercise of these options in December 31, 2006, 2005 and 2004, respectively. There was a one-half fractional share (rounded to one share) forfeited in connection with the exercise of the shares in 2006, 262 shares forfeited in 2005 and none in 2004. The intrinsic value of options exercised for the years ended December 31, 2006, 2005 and 2004 was approximately $2 thousand, $46 thousand, and $6 thousand, respectively.

CAPE FEAR BANK CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006, 2005 and 2004

A summary of the status of the Company’s non-vested stock options and changes during the year ended December 31, 2006, is presented below:

	Shares	Weighted Average Grant Date Fair Value
	(In thousands, except per share data)
Non-vested—December 31, 2005	163,511	$3.14
Granted	—	—
Vested	(79,129)	3.14
Forfeited	—	—

Non-vested—December 31, 2006	84,382	$3.14

There were 79,129, 1,312, and 20,168 stock options vested during the years ended December 31, 2006, 2005, and 2004, respectively. The fair value of stock options vested during the years ended December 31, 2006, 2005, and 2004 were $249 thousand, $0, and $58 thousand, respectively.

As of December 31, 2006, there was $212 thousand of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under all of the Company’s stock benefit plans. That cost is expected to be recognized over a weighted-average period of 1.86 years.

The Company funds the option shares from authorized but unissued shares. The Company does not typically purchase shares to fulfill the obligations of the stock benefit plans. The option plan requires option holders to exercise options with payment in cash.

The adoption of SFAS 123R and its fair value compensation cost recognition provisions are different from the non-recognition provisions under SFAS 123 and the intrinsic value method for compensation cost allowed under APB 25. The effect (increase/(decrease)) of the adoption of SFAS 123R is as follows (in thousands, except per share data):

Year Ended December 31, 2006
(In thousands)
Income before income tax expense	$(118)
Net income	$(118)

Cash flow from operating activities	$118
Cash flow provided by financing activities	$—

Basic earnings per share	$(0.03)
Diluted earnings per share	$(0.03)

CAPE FEAR BANK CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006, 2005 and 2004

The following illustrates the effect on net income available to common stockholders if the Company had applied the fair value recognition provisions of SFAS No. 123 to the prior years ended December 31, 2005 and 2004:

	2005	2004
	(In thousands, except per share data)
Net income:
As reported	$1,682	$1,148
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(125)	(48)

	$1,557	$1,100

Pro forma

Basic net income per share:
As reported	$0.47	$0.39
Pro forma	0.43	0.38
Diluted net income per share:
As reported	$0.46	$0.38
Pro forma	0.42	0.37

Employment Agreement

The Company has entered into an employment agreement with its Chief Executive Officer. The agreement provides for a three-year term but, upon each anniversary, the agreement may be extended for an additional year so that the remaining term shall always be three years. The agreement provides for benefits as spelled out in the contract and cannot be terminated by the Board of Directors, except for cause, without prejudicing the officer’s right to receive certain vested rights, including compensation, for the remaining term of the agreement. In the event of a change in control of the Company, as defined in the agreement, the agreement will automatically be extended for three years from the date of such change in control and the acquirer will be bound to the terms of the contract for that period.

Termination Agreements

The Company has entered into special termination agreements with six key employees which provide for severance pay benefits in the event of a change in control of the Company which results in the termination of such employees or diminished compensation, duties or benefits within two years of a change in control. The employees covered under this agreement are entitled to a cash payment equal to two times their annual compensation for three employees and one and a half times their annual compensation for the other three employees, for income tax purposes for the most recent tax year prior to the change in control. The agreements are initially effective for a three-year period and are automatically extended annually for an additional year unless the Company’s Board of Directors takes specific action not to grant the automatic extension.

Supplemental Employee Retirement Plan and Endorsement Split Dollar Plans

In 2005, the Company implemented a non-qualifying deferred compensation plan for four key executive officers. The Company purchased life insurance policies on these four key executive officers and certain other key officers during 2004 in order to provide future funding of benefit payments. The Company has agreed to share with the officers’ designated beneficiaries a portion of the total death benefits payable under the policies following their deaths. The insurance policies are owned by the Company and the Company is entitled to receive all death benefits remaining after payment to the officers’ beneficiary. The Company expects to recover in full its life insurance investment.

CAPE FEAR BANK CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006, 2005 and 2004

Benefits for each executive officer participating in the deferred compensation plan will accrue and vest during the period of employment, and will be paid in monthly benefit payments over the participant’s life after retirement. The plan also provides for payment of disability or death benefits in the event a participating officer becomes permanently disabled or dies prior to attainment of retirement age. If the Company has a change in control before the officer reaches retirement age, the participating officer will be entitled to a benefit. Provisions of approximately $298 thousand and $211 thousand were expensed for future benefits to be provided under this plan for the years ended December 31, 2006 and 2005, respectively. The total liability under this plan was approximately $509 thousand and $211 thousand at December 31, 2006 and 2005, respectively, and is included in accrued expenses and other liabilities in the accompanying consolidated balance sheets.

Director Elective Income Deferral Agreements and Split Dollar Plans for Directors

In 2005, the Company entered into Director Elective Income Deferral Agreements with each non-employee director. Interest on the amount deferred is credited by the Bank on the last business day of that year at a rate equal to the prime rate reported in the Wall Street Journal on that day, plus fifty basis points. The interest crediting rate for 2006 was 8.75%. Total deferred fees and credited interest will be paid to the director either in a lump sum or in installments over 120 months from retirement on or after reaching the normal retirement age of 65. The expense incurred by the Company for these agreements were approximately $50 thousand and $37 thousand for the year ended December 31, 2006 and 2005, respectively. The total liability under these agreements was approximately $87 thousand and $37 thousand at December 31, 2006 and 2005, respectively, and is included in accrued expenses and other liabilities in the accompanying consolidated balance sheets.

In order to fund the benefits payable under the Director Elective Income Deferral Agreements, the Company has purchased life insurance policies on each director. The policies are designed to offset the program’s costs during the lifetime of the participant and to provide complete recovery of all the program’s costs at their death. The Company has agreed to share with the directors’ designated beneficiaries a portion of the total death benefits payable under the policies following their deaths. The insurance policies are owned by the Company and the Company is entitled to receive all death benefits remaining after payment to the directors’ beneficiary. The Company expects to recover, in full, its life insurance investment.

NOTE O—PARENT COMPANY FINANCIAL INFORMATION

Condensed financial information of Cape Fear Bank Corporation, the parent company, at December 31, 2006 and 2005 are presented below. Cape Fear Bank Corporation was incorporated on June 20, 2005; therefore, financial information is presented only for the years 2006 and 2005.

CONDENSED BALANCE SHEET

	2006	2005
	(In thousands)
ASSETS:
Cash	$884	$—
Equity investment in subsidiaries	36,243	34,929
Other assets	312	91

TOTAL ASSETS	$37,439	$35,020

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Junior subordinated debt	$10,310	$10,310
Other liabilities	77	75
Shareholders’ equity	27,052	24,635

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$37,439	$35,020

CAPE FEAR BANK CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006, 2005 and 2004

CONDENSED STATEMENT OF OPERATIONS

	2006	2005
	(In thousands)
Dividends from subsidiary	$1,668	$116
Equity in undistributed net income of subsidiary	1,166	620
Miscellaneous expenses	(562)	(99)

NET INCOME	$2,272	$637

CONDENSED STATEMENT OF CASH FLOWS

	2006	2005
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$2,272	$637
Equity in undistributed net income of subsidiary	(1,166)	(620)
Change in other assets	(221)	(91)
Change in other liabilities	3	75

NET CASH PROVIDED BY OPERATING ACTIVITIES	888	1

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in Trust	—	(311)
Investment in Bank	—	(10,000)

NET CASH USED BY INVESTING ACTIVITIES	—	(10,311)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock, net	(4)	—
Proceeds from long-term borrowings	—	10,310

NET CASH PROVIDED BY FINANCING ACTIVITIES	(4)	10,310

NET INCREASE IN CASH AND CASH EQUIVALENTS	884	—
CASH AND CASH EQUIVALENTS, BEGINNING	—	—

CASH AND CASH EQUIVALENTS, ENDING	$884	$—

CAPE FEAR BANK CORPORATION

Management and Bank Personnel

DIRECTORS

Cameron Coburn

President and Chief Executive Officer of Cape Fear Bank Corporation

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

R. James MacLaren

Senior Vice President and Chief Credit Officer

Lynn M. Burney

Senior Vice President and Chief Operations Officer

A. Mark Tyler

Senior Vice President and Chief Banking Officer

Michelle L. Southerland

Vice President and Corporate Secretary

CAPE FEAR BANK CORPORATION

General Corporate Information

Cape Fear Bank Office Locations

Main Office	Pine Valley Branch Office
1117 Military Cutoff Road	3702 South College Road
Wilmington, NC 28405	Wilmington, NC 28412

Surf City Branch Office	Hampstead Branch Office
13500 Highway 50	Hampstead Station Shopping Center
Suite 101	Unit 1-A
Surf City, NC 28445	14572 US Highway 17
Hampstead, NC 28443

Waterford Branch Office

503 Olde Waterford Way

Suite 104

Leland, NC 28451

Market for Common Stock

Cape Fear Bank Corporation’s common stock is listed for trading on The Nasdaq Capital Market under the symbol CAPE. As of December 31, 2006, there were 3,586,780 shares of common stock outstanding which were held by approximately 782 shareholders of record.

Stock Transfer Agent

Registrar and Transfer Company
10 Commerce Drive Cranford, NJ 07016-3572	The table below presents the trading prices for the Company’s stock for 2006 and 2005:

Regulatory and Securities Counsel		High	Low
	2006
Ward and Smith, PA	Fourth quarter	$12.85	$11.10
Post Office Box 867	Third quarter	$12.99	$12.10
New Bern, NC 28563-0867	Second quarter	$13.05	$11.33
	First quarter	$11.70	$10.19
Independent Auditors	2005
	Fourth quarter	$10.33	$9.52
Dixon Hughes PLLC	Third quarter	$10.43	$9.20
1003 Red Banks Road	Second quarter	$10.22	$8.00
Greenville, NC 27858	First quarter	$9.01	$8.57

CAPE FEAR BANK CORPORATION

General Corporate Information

Performance Graph

The following line graphs compare the cumulative total shareholder return (the “CTSR”) on our common stock during the previous five years with the CTSR over the same measurement period of the Nasdaq Composite and the SNL Bank and Thrift Index. Each line graph assumes that $100 was invested on December 31, 2001, and that dividends were reinvested in additional shares.

	Period Ending
Index	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06
Cape Fear Bank Corporation	100.00	125.00	220.37	209.07	251.16	269.79
NASDAQ Composite	100.00	68.76	103.67	113.16	115.57	127.58
SNL Bank and Thrift	100.00	93.96	127.39	142.66	144.89	169.30

Annual Report on Form 10-K

A copy of Cape Fear Bank Corporation’s 2006 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is available without charge to shareholders upon written request to Betty V. Norris, Senior Vice President/Treasurer, Cape Fear Bank Corporation, 1117 Military Cutoff Road, Wilmington, NC 28405.

This Annual Report serves as the annual financial disclosure statement furnished pursuant to the Federal Deposit Insurance Corporation’s rules and regulations. This statement has not been reviewed or confirmed for accuracy or relevance by the Federal Deposit Insurance Corporation.